As filed with the Securities and Exchange Commission on April 17, 2014

Registration No. 333-149870
Registration No. 811-08292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 7	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

8055 East Tufts Avenue, Suite 650
Denver, Colorado 80237
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
ING U.S. Legal Services
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[X] on May 1, 2014, pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING VUL-ECV

A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement Dated May 1, 2014

This supplement updates and amends certain information contained in your prospectus dated May 1, 2014. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the Subaccounts that correspond to the funds referenced below.*

The Board of Trustees of ING Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about July 18, 2014 (the "Reorganization Effective Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

Merging Funds	Surviving Funds
VY BlackRock Health Sciences Opportunities Portfolio (Class I)	Voya Large Cap Growth Portfolio (Class I)
VY BlackRock Large Cap Growth Portfolio (Class I)	
VY Marsico Growth Portfolio (Class I)	
VY MFS Total Return Portfolio (Class I)	VY Invesco Equity and Income Portfolio (Class I)
VY MFS Utilities Portfolio (Class S)	Voya Large Cap Value Portfolio (Class I)

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to a Subaccount that invests in a Merging Fund to any other available Subaccount or to the Guaranteed Interest Division. **See the Transfers section on page 59 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in a Subaccount that invests in a Merging Fund will automatically become an investment in the Subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Account Value immediately before the reallocation will equal your Account Value immediately after the reallocation.

Automatic Investment in Class I Shares. On the Reorganization Effective Date, all existing account balances invested in Class S shares of the VY MFS Utilities Portfolio will automatically become investments in Class I shares of the Voya Large Cap Value Portfolio. Class I shares have 0.25% lower total fund expenses than Class S shares, and the effect of this transaction is to give policy owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Funds will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to a Subaccount that invested in a Merging Fund will be automatically allocated to the Subaccount that invests in the corresponding Surviving Fund. **See the Transfers section on page 59 of your policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

Information about the Surviving Funds. Summary information about the Voya Large Cap Growth, Voya Large Cap Value and VY Invesco Equity and Income Portfolios can be found in Appendix B of your policy prospectus.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

ING VUL-ECV
A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount, any unpaid fees and charges and any accelerated benefit lien assessed under the terms of the Accelerated Benefit Rider. **See Accelerated Benefit Rider, page 51, for further information about the effect of any accelerated benefit lien upon the Death Benefit Proceeds.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 85**, for further information about the amount of compensation we pay.

Fund Managers
Mutual funds managed by the following investment managers are available through the policy:
- AJO, L.P.
- BAMCO, Inc.
- BlackRock Advisors, LLC
- BlackRock Investment Management, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- Dimensional Fund Advisors LP
- Directed Services LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- FMR Co, Inc.
- Frontier Capital Management Company, LLC
- Invesco Advisers, Inc.
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Neuberger Berman, LLC
- Neuberger Berman Management LLC
- Northern Cross, LLC
- OppenheimerFunds, Inc.
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company
- Voya Investment Management Co. LLC
- Voya Investments, LLC

This prospectus describes what you should know before purchasing the ING VUL-ECV variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency.

The date of this prospectus is May 1, 2014.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully:

Additionally, see Appendix D for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact Customer Service or your agent/registered representative.

You may contact Customer Service at: **P.O. Box 5065**
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.
	• References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 26.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of the Target Death Benefit for which you applied. • The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 23.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 121. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 16.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division. • The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund. • Your Separate Account Value will vary with the investment performance of the mutual funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value. • The Guaranteed Interest Division and the Loan Division are part of our general account. • We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.

Right to Examine Period
 	
See Right to Examine Period, page 26.
	• During the right to examine period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	• Generally, there are two types of right to examine refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The right to examine refund that applies in your state will be shown in your policy.
	• **See Allocation of Net Premium, page 25, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, **page 34.**
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of the following three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term insurance Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force when the insured person dies.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount, any outstanding fees and charges incurred before the insured person's death and any outstanding accelerated benefit lien including accrued lien interest.
	• Until age 121, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect when the insured person dies.
	• After age 121, your policy may continue pursuant to the continuation of coverage provision. **For details about the changes that are made to your policy at age 121, see Continuation of Coverage, page 36.**
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 42.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state, but the available riders may include:
	  ▷ The 20-Year/Age 65 Guaranteed Death Benefit Rider;
	  ▷ The Accelerated Benefit Rider;
	  ▷ The Additional Insured Rider;
	  ▷ The Adjustable Term Insurance Rider;
	  ▷ The Guaranteed Minimum Accumulation Benefit Rider;
	  ▷ The Lifetime Guarantee Death Benefit Rider;
	  ▷ The Overloan Lapse Protection Rider;
	  ▷ The Waiver of Cost of Insurance Rider; and
	  ▷ The Waiver of Specified Premium Rider.

Transfers **See Transfers, page 59.**	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 61.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.
Asset Allocation Programs **See Dollar Cost Averaging, page 59.** **See Automatic Rebalancing, page 60.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 57.**	• After the first policy month, you may take loans against your policy's Net Account Value. • Unless otherwise required by state law, a loan must be at least $100.00 and is generally limited to 90.00% of your Net Account Value. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years one through five and at an annual rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's Net Account Value.
Partial Withdrawals **See Partial Withdrawals, page 65.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $100.00 and may not exceed the amount which leaves your Net Account Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit (and consequently the Target Death Benefit) under your policy. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 67.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. • Your Net Surrender Value is your Surrender Value minus your outstanding Loan Amount. • Your Surrender Value is your Account Value plus the surrender value enhancement, if any. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.

Reinstatement See Reinstatement, page 68.	• Before age 121 and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Death Benefit Riders or Guaranteed Minimum Accumulation Benefit Rider) if you did not surrender your policy and the insured person is still insurable according to our normal underwriting rules for the applicable risk class and rating. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, page 27.	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Investment Risk
 	
See The Separate Account, page 16.
 	
See The Guaranteed Interest Division, page 20.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the Subaccounts of the Separate Account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount;
	  ▷ The particular risks associated with each fund are detailed in the fund's prospectus; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the Guaranteed Interest Division:
	  ▷ Interest rates we declare will change over time, but not more frequently than every policy anniversary; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Grace Period and Lapse **See Lapse, page 68.**	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date: ▷ A death benefit guarantee is not in effect; and ▷ Your Net Account Value (meaning the Account Value minus any Loan Amount) is zero or less. • If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges *See Purchasing a Policy,* **page 22.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.
Taxation **See TAX CONSIDERATIONS, page 69.**	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. • Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you: ▷ Reduction in the amount of your insurance coverage; ▷ Partial withdrawals; ▷ Loans; ▷ Surrender; ▷ Lapse; and ▷ Reinstatement. • In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well. • There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy. • **Consult with a qualified legal or tax adviser before you purchase a policy.**
Sales Compensation **See *Distribution of the Policy*, page 85.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage under the policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 27.**

| Charge | When Deducted | Amount Deducted |
		Maximum Guaranteed Charges
Premium Expense Charge [1]	• When you make a premium payment.	• 15.00% of premium up to target premium and 8.00% of premium in excess of target premium in Segment year 1.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Excess Illustration Fee [2]	• Each time you request an illustration after the first each policy year.	• $25.00.

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[1] The premium expense charge may be lower after the first Segment year.
[2] We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each day or each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 28.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [3]
Cost of Insurance Charge [4]	• On each Monthly Processing Date.	Range from • $0.03 to $83.33 per $1,000.00 of net amount at risk. Representative insured person • $0.14 per $1,000.00 of net amount at risk for each Segment of your Stated Death Benefit. • The representative insured person is a male, age 40. • The rates shown for the representative insured person are for the first policy year.
Mortality & Expense Risk Charge [5]	• On each Monthly Processing Date.	• 0.0375% (0.45% annually) of Account Value invested in the Separate Account.
Policy Charge	• On each Monthly Processing Date.	• $13.00 for fully underwritten policies. • $19.00 for guaranteed issue policies.
Administrative Charge [6]	• On each Monthly Processing Date.	Range from • $0.06 to $0.28 per $1,000.00 of Stated Death Benefit. Representative insured person • $0.10 per $1,000.00 of Stated Death Benefit. • The representative insured person is a male, age 40 in the standard no tobacco risk class and fully underwritten with less than $250,000.00 of Stated Death Benefit. • The rates shown for the representative insured person are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% annually of the amount held in the Loan Division in policy years 1-5. [7]

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[3]   This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4]   The cost of insurance rates vary based on the insured person's age, gender, underwriting type and risk class. Rates shown are for an insured person in a non-rated risk class. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year and they generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5]   The amount shown is deducted during policy years one through ten. Beginning in policy year 11 the monthly mortality and expense risk charge is 0.004167% (0.05% annually) of the Account Value invested in the Separate Account.

[6]   The administrative charge rates vary based on the amount of Stated Death Benefit for each Segment, Segment duration and the insured person's age on the Segment effective date, gender, underwriting type and risk class. Rates remain level during the first five Segment years and then reset for all subsequent Segment years. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Administrative Charge, page 30, for information about how the amount of the administrative charge is determined.**

[7]   The guaranteed maximum loan interest charge after policy year five is 3.15%.

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 30.**

20-Year/Age 65 Guaranteed Death Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [8]
20-Year/Age 65 Guaranteed Death Benefit Rider Charge [9]	• On each Monthly Processing Date during the guarantee period.	<u>Range from</u> • $0.01 to $0.02 per $1,000.00 of guaranteed coverage. <u>Representative insured person</u> • $0.01 per $1,000.00 of guaranteed coverage. • The representative insured person is age 50. • The rates shown for the representative insured person are for the first rider year.

Accelerated Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [8]
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.

Accelerated Benefit Lien Interest Charge	• Interest on the amount of the lien accrues daily and is added to the amount of the lien.	• The greater of:
		  ▷ The current yield on 90 day treasury bills; or
		  ▷ The current maximum statutory adjustable policy loan interest rate.

Additional Insured Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [8]
Additional Insured Rider Charge [10]	• On each Monthly Processing Date.	<u>Range from</u> • $0.02 to $83.33 per $1,000.00 of rider benefit. <u>Representative insured person</u> • $0.12 per $1,000.00 of rider benefit. • The representative insured person is male, age 40 in the no tobacco risk class. • The rates shown for the representative insured person are for the first rider year.

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[8] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[9] The rates for this guarantee vary based on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for this rider vary based on the additional insured person's age, gender and risk class. The rates shown for the representative additional insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges, *continued.*

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Adjustable Term Insurance Rider Cost of Insurance Charge [12]	• On each Monthly Processing Date.	Range from • $0.04 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.17 per $1,000.00 of rider benefit. • The representative insured person is a male, age 40. • The rates shown for the representative insured person are for the first rider year.
Adjustable Term Insurance Rider Administrative Charge [12]	• On each Monthly Processing Date.	Range from • $0.03 to $0.09 per $1,000.00 of the difference between base coverage and total coverage. Representative insured person • $0.03 per $1,000.00 of the difference between base coverage and total coverage. • The representative insured person is a male, age 40 in the standard no tobacco risk class and fully underwritten. • The rates shown for the representative insured person are for the first rider year.

Guaranteed Minimum Accumulation Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [11]
Guaranteed Minimum Accumulation Benefit Rider Charge	• On each Monthly Processing Date during the guarantee period.	• 0.10% (1.15% on an annual basis) of the minimum accumulation value. [13]

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[11] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12] The rates for this rider vary based on rider duration and the insured person's age, gender, underwriting type and risk class. The rates shown for the representative insured person are for the first rider year, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[13] The minimum accumulation value equals the sum of all premium payments we have received for the policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Account Value (or that may have been waived under the provisions of the policy or another rider), with the result accrued at an annual interest rate that may vary by policy year. The monthly percentage shown has been rounded up to the nearest tenth of one percent and the actual monthly percentage charged is lower than this rounded amount. **See Guaranteed Minimum Accumulation Benefit Rider, page 48, for more detail about the features and benefits of and charge for this rider, (including the unrounded monthly amount of the charge).**

Rider Fees and Charges, *continued.*

Lifetime Guaranteed Death Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Lifetime Guaranteed Death Benefit Rider Charge [15]	• On each Monthly Processing Date during the guarantee period.	<u>Range from</u> • $0.02 to $0.06 per $1,000.00 of guaranteed coverage. <u>Representative insured person</u> • $0.03 per $1,000.00 of guaranteed coverage. • The representative insured person is age 50. • The rates shown for the representative insured person are for the first rider year.

Overloan Lapse Protection Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Overloan Lapse Protection Rider Charge	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value. [16]

Waiver of Cost of Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [14]
Waiver of Cost of Insurance Rider Charge [17]	• On each Monthly Processing Date.	<u>Range from</u> • $3.82 to $19.48 per $100.00 of rider coverage. <u>Representative insured person</u> • $7.04 per $100.00 of rider coverage. • The representative insured person is age 35. • The rates shown for the representative insured person are for the first rider year.

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[14] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[15] The rates for this rider depend on the insured person's age at issue. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[16] The Account Value is equal to the sum of the value of amounts allocated to the Subaccounts of the Separate Accounts, amounts allocated to the Guaranteed Interest Division and any amounts set side in the Loan Division.

[17] The rates for this rider depend on various factors that may include the insured person's age, gender and/or underwriting type. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges, *continued.*

Waiver of Specified Premium Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [18]
Waiver of Specified Premium Rider Charge [19]	• On each Monthly Processing Date.	<u>Range from</u> • $1.70 to $25.40 per $100.00 of rider coverage. <u>Representative insured person</u> • $2.20 per $100.00 of rider coverage. • The representative insured person is age 35 and fully underwritten. • The rates shown for the representative insured person are for the first rider year.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 31.**

	Minimum	Maximum
Total Annual Fund Expenses (deducted from fund assets) [20]	0.27%	1.82% [21]

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 17.**

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[18] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[19] The rates for this rider depend on various factors that may include the insured person's age, gender and/or underwriting type. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[20] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

[21] Excludes 0.66% of non-recurring offering expenses. If these extraordinary expenses were included, the maximum total annual fund operating expenses would have been 2.48%.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "TAX CONSIDERATIONS, page 69, for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are currently available through the Separate Account.

Certain of these mutual funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Currently Available Through the Separate Account*

- American Funds Insurance Series® – Growth Fund (Class 2)
- American Funds Insurance Series® – Growth-Income Fund (Class 2)
- American Funds Insurance Series® – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- M Capital Appreciation Fund [1]
- M International Equity Fund [1]
- M Large Cap Growth Fund [1]
- M Large Cap Value Fund [1]
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)
- Voya Balanced Portfolio (Class I)
- Voya Global Bond Portfolio (Class S)
- Voya Global Perspectives Portfolio (Class I) [2]
- Voya Global Resources Portfolio (Class I)
- Voya Growth and Income Portfolio (Class I)
- Voya Index Plus LargeCap Portfolio (Class I)
- Voya Index Plus MidCap Portfolio (Class I)
- Voya Index Plus SmallCap Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya International Index Portfolio (Class S)
- Voya Large Cap Growth Portfolio (Class I)
- Voya Large Cap Value Portfolio (Class I)
- Voya Limited Maturity Bond Portfolio (Class S)
- Voya Liquid Assets Portfolio (Class S)
- Voya Multi-Manager Large Cap Core Portfolio (Class I)
- Voya Retirement Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Growth Portfolio (Class I) [2]
- Voya Retirement Moderate Portfolio (Class I) [2]
- Voya Russell™ Large Cap Growth Index Portfolio (Class I)
- Voya Russell™ Large Cap Index Portfolio (Class I)
- Voya Russell™ Large Cap Value Index Portfolio (Class I)
- Voya Russell™ Mid Cap Growth Index Portfolio (Class I)
- Voya Russell™ Small Cap Index Portfolio (Class I)
- Voya Small Company Portfolio (Class S)
- Voya SmallCap Opportunities Portfolio (Class I)
- Voya U.S. Bond Index Portfolio (Class I)
- Voya U.S. Stock Index Portfolio (Class I)
- VY Baron Growth Portfolio (Class I)
- VY BlackRock Health Sciences Opportunities Portfolio (Class I)
- VY BlackRock Large Cap Growth Portfolio (Class I)
- VY Clarion Global Real Estate Portfolio (Class S)
- VY Columbia Small Cap Value II Portfolio (Class I)
- VY DFA World Equity Portfolio (Class I) [2]
- VY FMR℠ Diversified Mid Cap Portfolio (Class I) [3]
- VY Franklin Templeton Founding Strategy Portfolio (Class I) [2]
- VY Invesco Comstock Portfolio (Class I)
- VY Invesco Equity and Income Portfolio (Class I)
- VY Invesco Growth and Income Portfolio (Class S)
- VY JPMorgan Emerging Markets Equity Portfolio (Class I)
- VY JPMorgan Small Cap Core Equity Portfolio (Class I)
- VY MFS Total Return Portfolio (Class I)
- VY MFS Utilities Portfolio (Class S)
- VY Marsico Growth Portfolio (Class I)
- VY Oppenheimer Global Portfolio (Class I)
- VY Pioneer High Yield Portfolio (Class I)
- VY T. Rowe Price Capital Appreciation Portfolio (Class I)
- VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- VY T. Rowe Price Equity Income Portfolio (Class I)
- VY T. Rowe Price International Stock Portfolio (Class I)
- VY Templeton Foreign Equity Portfolio (Class I)

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* In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

[1] The M Funds are only available through broker/dealers associated with the M Financial Group.

[2] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 13 and the Fund of Funds section on page 34 for more information about "fund of funds."**

[3] FMR℠ is a service mark of Fidelity Management & Research Company.

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting Customer Service.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. See also the **Transfers** section of this prospectus, page 59, for information about making Subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify Customer Service.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING VUL-ECV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact Customer Service or your agent/registered representative.

Underwriting

We offer policies using full, simplified issue or guaranteed issue underwriting.

On the fully underwritten application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender, health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We offer policies using simplified issue or guaranteed issue underwriting up to a preset amount of coverage with reduced evidence of insurability as compared to fully underwritten policies. More evidence of insurability is required for policies using full underwriting than simplified issue underwriting and even less evidence is required for policies using guaranteed issue underwriting.

Simplified issue and guaranteed issue underwriting is available for policies covering certain individuals in group or sponsored arrangements. Eligibility for a guaranteed issue policy also requires that each proposed insured person:
- Is actively at work at least 30 hours per week performing normal duties;
- Has been currently employed and actively at work for the past 90 days and receive tax reporting through either a W-2 or K-1 form (not a 1099);
- Must answer certain health related questions and may be required to provide certain medical information;
- Must indicate tobacco use, type and frequency. Tobacco use includes use of any substance in the past 12 months that contains nicotine; and
- Must consent to be insured.

Policies using simplified issue or guaranteed issue underwriting are guaranteed issue policies. Whether a guaranteed issue policy will require simplified issue underwriting will depend on the nature of the individuals in the group or sponsored arrangement to be covered and such factors as the proposed insured person's age and/or health and the amount of coverage. A proposed insured can be excluded from coverage based on, among other things, serious illness, hospitalization, employment status and/or citizenship.

All guaranteed issue policies carry different mortality risks compared to policies that are fully underwritten, and the cost of insurance, policy charge and administrative charge may be greater for guaranteed issue policies than fully underwritten policies. A guaranteed issue policy's fees and charges do not vary, however, depending on whether simplified issue and guaranteed issue underwriting is used.

Generally, on a current basis, the overall charges are higher for a guaranteed issue policy than for a similar fully underwritten policy. This means that an insured person in a group or sponsored arrangement that uses guaranteed issue underwriting could get individual fully underwritten insurance coverage at a lower overall cost.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your Target Death Benefit (which generally must be at least $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "insured person" is the person on whose life we issue the policy, and the insured person generally can be no more than age 85 (70 for guaranteed issue policies) on the Policy Date. "Age" under the policy means the insured person's age on the birthday nearest to the Policy Date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 44, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 79.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The "Investment Date" is the first date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have an optional Guaranteed Death Benefit Rider, to keep the rider in force your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See Guaranteed Death Benefit Riders, page 41.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121;
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Unless you have an optional Guaranteed Death Benefit Rider, your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 68.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:
- We receive the required initial premium;
- All issue requirements have been received by Customer Service; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the Voya Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs five days after the date we mailed your policy to you plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 68, for more information about how to keep your policy from lapsing. See also Reinstatement, page 68, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:
- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of right to examine refund that applies to you will be specified in your policy. The type of refund will affect the allocation of premiums received before the end of the right to examine period. **See Allocation of Net Premium, page 25.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of Target Death Benefit for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 25.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. We determine the premium expense charge by multiplying the Segment premium by applicable premium expense charge percentage from the following table. Premiums allocated to a new Segment will be subject to a new premium expense charge.

Segment Year	Amounts up to Target Premium	Amounts in Excess of Target Premium
1	15.00%	8.00%
2-5	15.00%	4.00%
6-10	7.00%	4.00%
11+	4.00%	4.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage pro-rata, based on the target premium for each coverage Segment.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each policy illustration that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:
- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue and each date you increase your insurance coverage (a "Segment date"), gender, underwriting type, risk class and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite, Ultimate Mortality Table, age nearest birthday. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your Account Value, namely:
- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Policy Years	Percentage of the Amount Invested in the Separate Account
1-10	0.0375% (0.45% on an annual basis)
11+	0.004167% (0.05% on an annual basis)

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on underwriting type, duration and the amount of your first Segment of Stated Death Benefit. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed policy charge.**

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each segment divided by 1,000. We calculate the administrative charge separately for each segment of your Stated Death Benefit. The current monthly administrative charge rates vary depending on the amount of each Segment of Stated Death Benefit, Segment duration and the insured person's age, gender, underwriting type and risk class and generally decrease after the fifth Segment year. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate transaction charges, monthly fees and charges or other costs associated with the riders available under the policy. **See the Rider Fees and Charges tables beginning on page 10, the Optional Rider Benefits section on page 42 and the Automatic Rider Benefits section on page 51 for more information about the charges and costs associated with the rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management fees from the amounts allocated to the funds. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The company may receive compensation from each of the underlying mutual funds or from the funds' affiliates. For certain funds, some of the compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the company and do not increase, directly or indirectly the fund fees and expenses.

The amount of revenue the company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial, dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The sharing of the management fee between the company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the policy.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2013 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:
- American Funds Insurance Series[®];
- Fidelity[®] Variable Insurance Product Portfolios;
- BlackRock V.I. Funds; and
- Neuberger Berman Advisers Management Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2013, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. ***See Distribution of the Policy,*** **page 85.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the Separate Account on page 17.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage Segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that cause your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all yeas is the same as the Stated Death Benefit. Generally, we require a minimum of $100,000.00 of Target Death Benefit to issue your policy ($50,000.00 if the policy is issued using guaranteed issue underwriting). We may lower this minimum for certain group, sponsored or corporate purchasers.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information About the Adjustable Term Insurance Rider, page 23.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we may do this for you.

Changes in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Increases after age 90 (age 75 for guaranteed issue policies) are generally not allowed; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 44.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period; and
- A new target premium.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments pro rata unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 72.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- We accept no further premium payments (except amounts required to keep the policy from lapsing); and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Surrender Value. **See Surrender, page 67.**

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the Net Account Value. Contact your agent/registered representative or Customer Service to find out if this feature is available in your state and which type of death benefit applies in your state.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value plus the surrender value enhancement, if any, multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value plus the surrender value enhancement, if any, not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value plus the surrender value enhancement, if any, at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and gender at any point in time, multiplied by the Account Value plus the surrender value enhancement, if any. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Death Benefit Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under Death Benefit Option 2, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121. If Death Benefit Option 2 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121. If Death Benefit Option 3 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 44.**

We do not adjust the target premium when you change your death benefit option.

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:

- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the insured person's death; minus
- Any outstanding accelerated benefit lien including accrued lien interest.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:

- Due proof of the Insured's death;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the date of the Insured's death to the date of payment. Unless otherwise required by state law, we will compute interest using our most current interest rate for amounts left on deposit under Settlement Option 3 (the hold at interest settlement option). If we pay the Death Proceeds more than 30 calendar days after the date we receive due proof of the death claim, we will pay interest beginning on the 31st calendar day at an annual interest rate of 10% plus our most current interest rate for amounts left on deposit under Settlement Option 3.

Guaranteed Death Benefit Riders

The following optional Guaranteed Death Benefit Riders may be available and provide that the policy will not lapse even if the Net Account Value is not enough to pay the periodic fees and charges each month:

- 20-Year/Age 65 Guaranteed Death Benefit Rider; and
- Lifetime Guaranteed Death Benefit Rider.

If available, these optional rider benefits may be selected only when you apply for the policy. There may be a separate monthly charge for these rider guarantees. **See 20-Year/Age 65 Guaranteed Death Benefit Rider, page 42; and Lifetime Guaranteed Death Benefit Rider, page 49.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 72.**

20-Year/Age 65 Guaranteed Death Benefit Rider. The 20-Year/Age 65 Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider coverage will not lapse for the greater of 20 years or to age 65 provided:
- Your cumulative premium payments minus any partial withdrawals and any outstanding Loan Amount are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your Target Death Benefit minus your Account Value. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum 20-Year/Age 65 Guaranteed Death Benefit Rider charge rates and the rates for a representative insured person.**

You should consider the following when deciding whether to add the 20-Year/Age 65 Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy, and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 59**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of the guarantee under this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with Death Benefit Option 3 or the Lifetime Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 68**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. If we do not receive the required premium payment or you do not adequately diversify your policy within 61 days from the date of our notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Additional Insured Rider. This rider provides death benefits upon the death of an insured person's spouse or child (or the partner or child if required by the civil union/domestic partnership laws of the state in which your policy is delivered). The additional insured person under this rider can be no older than age 85. You may add up to five Additional Insured Riders to your policy. We require proof of insurability for each additional insured person. Minimum coverage for each additional insured person is $10,000.00 for ages 0 to 14 and $50,000.00 for ages 15 and older. Maximum coverage for all additional insured persons is five times your Stated Death Benefit. There is no defined premium for a given amount of Additional Insured Rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) multiplied by the Additional Insured Rider death benefit(s) in effect as of the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and risk class(es) of the additional insured person(s), as well as the length of time since the rider was added to your policy. For additional insured attained ages 16 and over, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Distinct Ultimate Mortality Table. For additional insured attained ages below 16, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite Ultimate Mortality Table. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative additional insured person.**

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $100,000.00 for fully underwritten policies and $50,000.00 for guaranteed issue policies.

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date"), the insured person generally can be no more than age 85 (70 for guaranteed issue policies). You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be level for the life of your policy or can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur before age 85 (70 for guaranteed issue policies).

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of Target Death Benefit; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 35, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your Target Death Benefit) provided:

- No coverage under the Adjustable Term insurance Rider is allowed during the first policy year.
- The minimal incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Target Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve a change in your Adjustable Term Insurance Rider coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider coverage, including those in which the policy is issued in relation to certain deferred compensation arrangements and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled and after the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2, and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 65; and Changes in the Amount of Your Insurance Coverage, page 35.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender, underwriting type and risk class of the insured person, as well as the length of time since your rider effective date. As a general rule, the current cost of insurance rates for a rider based on guaranteed issue underwriting are higher than those for a rider which is fully underwritten. This means that a healthy individual could pay higher cost of insurance rates for this rider than they would pay for a substantially similar rider if they use guaranteed issue underwriting methods. **See *Underwriting*, page 21.**

Each month we deduct an administrative charge for this rider equal to our current monthly administrative charge rates multiplied by the difference between the amount of your Target Death Benefit and your Stated Death Benefit divided by 1,000. The rates vary based on the insured person's gender and risk class and generally decrease five years after the rider effective date. The rates that apply to you will be set forth in your policy. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the Stated Death Benefit, the current rates for this rider are generally lower than current cost of insurance rates for the Stated Death Benefit. **See Cost of Insurance, page 28.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider;
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage; and
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. See *Distribution of the Policy*, **page 85.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Minimum Accumulation Benefit Rider. The Guaranteed Minimum Accumulation Benefit Rider provides a guarantee that at the end of the guarantee period your Account Value will not be less than the minimum accumulation value, provided:

- Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
- At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

The guarantee period is 20 years from the Policy Date. The minimum accumulation value is equal to the sum of all premium payments we have received minus all partial withdrawals you have taken and all fees and charges we have deducted from your Account Value (or that may have been waived under the provisions of your policy or another rider), accrued at an annual interest rate that may vary by policy year. That rate is currently 3.00% for all policy years.

At the end of the guarantee period we will compare your Account Value with the minimum accumulation value. If the Account Value is greater, then there will be no adjustment to your Account Value and this rider will terminate without value. If the minimum accumulation value is greater, then we will increase your Account Value by allocating an amount equal to the difference between the Account Value and the minimum accumulation value among the various investment options in which your Account Value is allocated, on a pro rata basis taking into account any outstanding Loan Division Value.

Each month during the guarantee period we deduct a charge for this rider. The amount of this charge will be determined by multiplying the minimum accumulation value by the amount shown in your policy. The current and maximum guaranteed amount of this charge is 0.09583% on a monthly basis (1.15% on an annual basis). **See the Rider Fees and Charges tables beginning on page 10.**

You should consider the following when deciding whether to add the Guaranteed Minimum Accumulation Benefit Rider to your policy:
- You may add this rider only when you apply for the base policy;
- There is currently only one guarantee period available: 20 years;
- The guarantee period is measured from the Policy Date;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 59**);
- This rider may not be available for certain risk classes;
- You may terminate this rider at any time during the guarantee period upon written notice to us; and
- If this rider terminates, it cannot be reinstated.

We will notify you if on any Monthly Processing Date your policy is not sufficiently diversified. If you do not sufficiently diversify your policy within 61 days from the Monthly Processing Date on which your policy was not sufficiently diversified, this rider will terminate.

Lifetime Guaranteed Death Benefit Rider. The Lifetime Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider will not lapse during your lifetime provided:
- Your cumulative premium payments minus any partial withdrawals and any outstanding Loan Amount are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your Target Death Benefit minus your Account Value. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum Lifetime Guaranteed Death Benefit Rider charge rates and the rates for a representative insured person.**

You should consider the following when deciding whether to add the Lifetime Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy and the guarantee period begins on the Policy Date;
- The guarantee period annual premium required to keep this rider in effect will be set forth in your policy and will be based on monthly rates that vary according to the insured person's gender, risk class, age, underwriting type and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 59**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes or underwriting types;
- This rider cannot be added to a policy with Death Benefit Option 3 or the 20-year Guaranteed Death Benefit Rider;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 68**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. If we do not receive the required premium payment or you do not adequately diversify your policy by the second Monthly Processing Date following the notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Cost of Insurance Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both. This rider is not available if your policy is issued based on guaranteed issue underwriting.

Waiver of Specified Premium Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25.00 per month. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Specified Premium Rider or the Waiver of Cost of Insurance Rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the insured person's death.

Generally, we will provide an accelerated benefit under this rider if the insured person has one or more of the following:
- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the insured person would die. Such conditions may include, but are not limited to:
  - ▷ A major organ transplant; and
  - ▷ Continuous artificial life support.

- A medical condition that usually requires continuous confinement in an eligible institution and in which the insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  ▷ Coronary artery disease resulting in an acute infarction or requiring surgery;
  ▷ Permanent neurological deficit resulting from cerebral vascular accident; or
  ▷ End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable at the death of the insured person or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:
- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see the Rider Fees and Charges tables beginning on page 10)**;
- The accelerated benefit will first be used to repay any outstanding Loan Amount. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  ▷ The amount payable at the death of the insured under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;
  ▷ Your access to the value of your policy, if any, through surrender, partial withdrawal or loan will be limited to the excess of the value of your policy over the amount of the lien;
  ▷ You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;
  ▷ Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;

    ▷ Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and

    ▷ Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate **(see the Rider Fees and Charges tables beginning on page 10)**.

- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Benefit Rider, page 74.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Net Account Value is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 72.**

You may exercise this rider by written request if all of the following conditions are met:

- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 37)**;
- At least 15 years have elapsed since your Policy Date;
- You are at least age 75;
- Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
- Your outstanding Loan Amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 57; see also Loan Interest, page 57)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 72)**; and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables beginning on page 10)**;
  - ▷ If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - ▷ All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your Loan Division Value;
  - ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:
- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest credited on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest credited on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange ("NYSE") is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:
- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date Customer Service receives your premium or transaction request in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:
- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or partially withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 20.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 57.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100.00 and the maximum amount you may borrow is generally limited to the 90.00% of your Net Account Value.

Your loan request must be directed to Customer Service. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division Value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through five (the maximum amount that may be charged) and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- Failure to make loan repayments could cause your policy to lapse;
- A loan may cause the termination of the Guaranteed Death Benefit Riders because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the riders in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 72.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 61.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. The minimum amount that may be transferred is the lesser of $100.00 or 100.00% of the Guaranteed Interest Division Value. The maximum amount that may be transferred is the greatest of:

- 25.00% of your Guaranteed Interest Division Value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the Voya Limited Maturity Bond Portfolio or the Voya Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Value is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:
- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your right to examine period if your state requires return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which Customer Service receives your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at Customer Service. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

If you have a death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have a death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See Guaranteed Death Benefit Riders, page 41.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact Customer Service or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Net Account Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Account Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:
- Under Death Benefit Option 1, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value plus the surrender value enhancement, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 28.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee.

A partial withdrawal may also cause the termination of any optional Guaranteed Death Benefit Rider in effect because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the guarantee.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the Target Death Benefit will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the partial withdrawal would be less than $50,000.00.

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 70.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. Your Net Surrender Value is equal to your Surrender Value minus any Loan Amount. Your Surrender Value is equal to your Account Value plus the surrender value enhancement, if any.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date Customer Service receives your policy and written surrender request in good order. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender Value Enhancement. If you surrender your policy after the right to examine period, you may receive an enhancement to your Account Value. This enhancement is guaranteed only for the first two policy years, but we reserve the right to extend it beyond that time. We currently make the surrender value enhancement available for the first three policy years as provided below. This enhancement is not available if your surrender is made to another insurer that is not an affiliate as part of a Section 1035 exchange. Certain other conditions and restrictions may apply.

The surrender value enhancement is equal to your Account Value multiplied by the applicable percentage from the following table:

| | Enhancement Factor | |
Policy Year	Current	Guaranteed
1	8.00%	5.00%
2	5.00%	2.50%
3	3.00%	0.00%
4+	0.00%	0.00%

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 72.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:

- An optional Guaranteed Death Benefit Rider is in effect;
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If you send payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount.

During the early policy years your Net Account Value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the death benefit guarantee in force. **See Premium Payments, page 23.**

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 72.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than a Guaranteed Death Benefit Rider or the Guaranteed Minimum Accumulation Benefit Rider) by written request any time within five years after it has lapsed and before the insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse. The surrender value enhancement for your reinstated policy will continue to be determined from the Policy Date as if your policy had not lapsed.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:

- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 72.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 37**. If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 71.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your account values. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a qualified tax adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;

- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated. based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy or is an individual who has no business or financial connection with the insured. **(See Accelerated Benefit Rider, page 51, for more information about this rider.)** However, you should consult a qualified tax adviser about the consequences of requesting payment under this rider.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance arrangements;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans or arrangements.

The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a qualified tax adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a qualified tax adviser.

Same-Sex Relationships

On June 26, 2013, the U.S. Supreme Court held that Section 3 of the federal Defense of Marriage Act ("DOMA"), which stated that same-sex marriages were not recognized for purposes of federal law, was unconstitutional. While valid same-sex marriages are now recognized under federal law, including certain favorable income-deferral options for spouses, there are still unanswered questions regarding the scope and impact of the decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your situation.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a qualified tax adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the Policy Date. On the Policy Date, the insured person can generally be no more than age 85 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 74.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 74.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from the date of issue, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:

- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 68. See also Premium Payments Affect Your Coverage, page 24.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The NYSE is closed for trading;
- Trading on the NYSE is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist. Payment of benefits or values may also be delayed or suspended as required by court order or regulatory proceeding.

We execute transfers among the Subaccounts as of the Valuation Date Customer Service receives your request.

We determine the death benefit as of the date of the insured person's death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting Customer Service.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call Customer Service to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Customer Service uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 61.**

You may revoke these privileges at any time by writing to Customer Service.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:

- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years;

- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted; and

- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

If none of these settlement options have been elected, your Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Payment of Net Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your Net Surrender Value or the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 80, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Value will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 28.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call Customer Service toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, Connecticut 06095.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2013, 2012 and 2011, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $11,408,469.00, $14,268,378.00, and $1,298,879.00, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

ING Financial Partners, Inc., an affiliated broker-dealer, has entered into an agreement with ING America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average Net Account Value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest first year commission percentage up to the target premium amount pays up to 25.00% of premium received up to target premium and 1.50% of premium received in excess of target premium in the first segment year, up to 7.00% of premium received up to target premium and 3.50% of premium received in excess of target premium in segment years two through five, up to 6.00% of premium received up to target premium and 3.00% of premium received in excess of target premium in segment years six through ten, 3.00% of total premium received in segment years 11 and later (renewal commission). Commission percentages may differ if a lower first year option is selected.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 15.00%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2013, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:

- ING Financial Partners, Inc.;
- First Heartland Capital, Inc.;
- NFP Securities, Inc.;
- Royal Alliance Associates Inc.;
- LPL Financial Corporation;
- M Holdings Securities, Inc.;
- Securities America, Inc.;
- SII Investments Inc.;
- Centaurus Financial, Inc.;
- Cetera Advisors LLC;
- Ameriprise Financial Services Inc.;
- The Leaders Group, Inc.;
- National Planning Corporation;
- Capital Guardian, LLC;
- Silver Oak Securities, Inc.;
- Transamerica Financial Advisors, Inc.;
- P.J. Robb Variable Corporation;
- Centerre Capital, LLC;
- AXA Advisors, LLC;
- UBS Financial Services Inc.;
- First Allied Securities, Inc.;
- VSR Financial Services, Inc.;
- Tower Square Securities, Inc.;
- M Financial Holdings Incorporated; and
- Raymond James Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the company's ability to meet its obligations under the policy, ING America Equities, Inc.'s ability to distribute the policy or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the company and/or ING America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as Class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the company and its affiliates, including ING America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. It is the practice of the company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the company or subject the company to settlement payments, fines, penalties and other financial consequences, as well as changes to the company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value plus the surrender value enhancement, if any, does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the age and gender of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age and gender.

APPENDIX B

Funds Currently Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund (Class III) **Investment Adviser:** BlackRock Advisors, LLC **Subadvisers:** BlackRock Investment Management, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Service Class) **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
M Capital Appreciation Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund* **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** AJO, L.P.	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I) **Investment Adviser:** Neuberger Berman Management LLC **Subadvisers:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Perspectives Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Resources Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Liquid Assets Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Multi-Manager Large Cap Core Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Retirement Moderate Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

Voya Russell™ Large Cap Growth Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Voya Russell™ Large Cap Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Voya Russell™ Large Cap Value Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Voya Russell™ Mid Cap Growth Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.

Voya Russell™ Small Cap Index Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

Voya Small Company Portfolio (Class S)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Voya SmallCap Opportunities Portfolio (Class I)
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadvisers: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Bond Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
VY Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Health Sciences Opportunities Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BlackRock Advisors, LLC	Seeks long-term capital growth.
VY BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY Columbia Small Cap Value II Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY DFA World Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY FMR^{SM} Diversified Mid Cap Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Fidelity Management & Research Company **FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
VY Franklin Templeton Founding Strategy Portfolio (Class I) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
VY Invesco Comstock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY JPMorgan Emerging Markets Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY MFS Total Return Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily seeks reasonable opportunity for growth of capital and income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY MFS Utilities Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Massachusetts Financial Services Company	Seeks total return.
VY Marsico Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, the objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Templeton Foreign Equity Portfolio (Class I)	Seeks long-term capital growth.
Investment Adviser: Directed Services LLC	
Subadvisers: Templeton Investment Counsel, LLC	

---

* This fund is only available through broker/dealers associated with the M Financial Group.

APPENDIX C

Information Regarding A Closed Subaccount

The Subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY JPMorgan Mid Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting:

> **Customer Service**
> **P.O. Box 5065**
> **Minot, North Dakota 58702-5065**
> **1-877-253-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 68, for more information about how to keep your policy from lapsing. See also Reinstatement, page 68, for information about how to put your policy back in force if it has lapsed.**

APPENDIX D

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Age: Age is the age of the insured person on his or her birthday nearest the Policy Date. We issue your policy at the age shown in your Schedule.

Attained Age: Attained age is the insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Insured's death; plus (2) any amounts payable under any riders attached to the policy other than the Adjustable Term Insurance Rider; minus (3) any outstanding Loan Amount; minus (e) any outstanding fees and charges incurred before the insured person's death; and minus (e) any outstanding accelerated benefit lien including accrued lien interest.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Insured Person: The insured person is the person whose life is insured by your policy. The insured person may or may not be the owner of your policy.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which all of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) Customer Service has received all completed issue requirements.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (e) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals: (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value; plus (2) the surrender value enhancement, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the NYSE on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 28.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.ingservicecenter.com

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-149870.

1940 Act File No. 811-08292
1933 Act file No. 333-149870

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2014

ING VUL-ECV
A Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING VUL-ECV prospectus dated May 1, 2014. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the ING VUL-ECV policy and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya^{TM}"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2013, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Security Life of Denver Insurance Company
Security Life Separate Account L1
Year Ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year Ended December 31, 2013

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying financial statements of Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2014

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Assets					
Investments in mutual funds					
at fair value	$ 6,786	$ 52,581	$ 31,330	$ 48,698	$ 13,360
Total assets	6,786	52,581	31,330	48,698	13,360
Net assets	$ 6,786	$ 52,581	$ 31,330	$ 48,698	$ 13,360
Total number of mutual fund shares	176,576	674,638	621,619	2,302,520	857,481
Cost of mutual fund shares	$ 4,427	$ 32,066	$ 21,039	$ 37,467	$ 12,497

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 5,691	$ 27,683	$ 253	$ 8,308	$ 35,686
Total assets	5,691	27,683	253	8,308	35,686
Net assets	$ 5,691	$ 27,683	$ 253	$ 8,308	$ 35,686
Total number of mutual fund shares	245,301	808,492	20,429	592,989	2,854,917
Cost of mutual fund shares	$ 4,985	$ 19,481	$ 251	$ 6,550	$ 35,467

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 6,950	$ 2,586	$ 10,944	$ 2,059	$ 16,744
Total assets	6,950	2,586	10,944	2,059	16,744
Net assets	$ 6,950	$ 2,586	$ 10,944	$ 2,059	$ 16,744
Total number of mutual fund shares	385,669	179,349	1,004,043	189,964	801,928
Cost of mutual fund shares	$ 5,544	$ 2,264	$ 10,369	$ 1,753	$ 10,202

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,320	$ 12,475	$ 12,796	$ 31,982	$ 31,624
Total assets	1,320	12,475	12,796	31,982	31,624
Net assets	$ 1,320	$ 12,475	$ 12,796	$ 31,982	$ 31,624
Total number of mutual fund shares	120,622	588,441	410,246	1,674,451	1,519,654
Cost of mutual fund shares	$ 1,125	$ 12,363	$ 8,702	$ 33,648	$ 19,762

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Class I	ING Liquid Assets Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 30,788	$ 6,089	$ 21,326	$ 33,144	$ 31,513
Total assets	30,788	6,089	21,326	33,144	31,513
Net assets	$ 30,788	$ 6,089	$ 21,326	$ 33,144	$ 31,513
Total number of mutual fund shares	1,611,957	515,979	2,092,866	33,143,701	31,513,019
Cost of mutual fund shares	$ 18,389	$ 5,559	$ 21,578	$ 33,144	$ 31,513

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING PIMCO Total Return Bond Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 7,805	$ 6,453	$ 9,653	$ 1,481	$ 41,147
Total assets	7,805	6,453	9,653	1,481	41,147
Net assets	$ 7,805	$ 6,453	$ 9,653	$ 1,481	$ 41,147
Total number of mutual fund shares	304,865	344,548	546,318	100,129	3,593,614
Cost of mutual fund shares	$ 5,792	$ 5,274	$ 7,818	$ 1,102	$ 42,906

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 34,039	$ 17,191	$ 9,718	$ 66,527	$ 30,952
Total assets	34,039	17,191	9,718	66,527	30,952
Net assets	$ 34,039	$ 17,191	$ 9,718	$ 66,527	$ 30,952
Total number of mutual fund shares	2,570,886	1,324,449	775,555	2,347,473	1,846,792
Cost of mutual fund shares	$ 26,206	$ 13,728	$ 8,823	$ 49,644	$ 22,144

The accompanying notes are an integral part of these financial statements.

8

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Global Perspectives Fund - Class I	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 9,066	$ 157,986	$ 181	$ 91	$ 17,134
Total assets	9,066	157,986	181	91	17,134
Net assets	$ 9,066	$ 157,986	$ 181	$ 91	$ 17,134
Total number of mutual fund shares	683,228	10,843,227	17,132	5,944	544,123
Cost of mutual fund shares	$ 7,414	$ 120,605	$ 175	$ 55	$ 12,695

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Comstock Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 9,163	$ 16,876	$ 9,347	$ 2,890	$ 23,197
Total assets	9,163	16,876	9,347	2,890	23,197
Net assets	$ 9,163	$ 16,876	$ 9,347	$ 2,890	$ 23,197
Total number of mutual fund shares	573,064	1,610,273	604,980	64,326	1,090,583
Cost of mutual fund shares	$ 6,662	$ 18,299	$ 6,849	$ 2,477	$ 18,382

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 13,236	$ 7,980	$ 28,736	$ 36,509	$ 14,008
Total assets	13,236	7,980	28,736	36,509	14,008
Net assets	$ 13,236	$ 7,980	$ 28,736	$ 36,509	$ 14,008
Total number of mutual fund shares	700,670	687,940	2,315,513	3,125,762	1,060,386
Cost of mutual fund shares	$ 10,474	$ 8,036	$ 26,673	$ 23,214	$ 10,470

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 100	$ 365	$ 1,343	$ 9,579	$ 17,601
Total assets	100	365	1,343	9,579	17,601
Net assets	$ 100	$ 365	$ 1,343	$ 9,579	$ 17,601
Total number of mutual fund shares	8,223	27,604	106,523	302,457	877,850
Cost of mutual fund shares	$ 99	$ 268	$ 1,178	$ 7,737	$ 12,374

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 10,109	$ 12,367	$ 24,265	$ 39,651	$ 3,639
Total assets	10,109	12,367	24,265	39,651	3,639
Net assets	$ 10,109	$ 12,367	$ 24,265	$ 39,651	$ 3,639
Total number of mutual fund shares	428,006	565,734	2,433,783	1,817,196	253,800
Cost of mutual fund shares	$ 7,363	$ 8,201	$ 20,275	$ 24,313	$ 2,998

The accompanying notes are an integral part of these financial statements.

13

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 5,756	$ 3,026	$ 2,879	$ 10,998	$ 3,814
Total assets	5,756	3,026	2,879	10,998	3,814
Net assets	$ 5,756	$ 3,026	$ 2,879	$ 10,998	$ 3,814
Total number of mutual fund shares	313,317	122,999	170,052	453,701	367,436
Cost of mutual fund shares	$ 4,315	$ 2,475	$ 2,276	$ 7,178	$ 4,020

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund
Assets					
Investments in mutual funds at fair value	$ 2,762	$ 8,007	$ 2,280	$ 9,803	$ 13,444
Total assets	2,762	8,007	2,280	9,803	13,444
Net assets	$ 2,762	$ 8,007	$ 2,280	$ 9,803	$ 13,444
Total number of mutual fund shares	166,607	274,782	165,572	329,950	1,022,380
Cost of mutual fund shares	$ 1,683	$ 6,399	$ 1,814	$ 8,182	$ 11,217

The accompanying notes are an integral part of these financial statements.

15

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2013
(Dollars in thousands)

	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund - Initial Class
Assets			
Investments in mutual funds			
at fair value	$ 4,401	$ 1,659	$ 2,975
Total assets	4,401	1,659	2,975
Net assets	$ 4,401	$ 1,659	$ 2,975
Total number of mutual fund shares	177,872	76,364	94,776
Cost of mutual fund shares	$ 3,328	$ 1,188	$ 3,019

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net investment income (loss)					
Investment Income:					
Dividends	$ 88	$ 446	$ 381	$ 638	$ 136
Expenses:					
Mortality and expense risk charges	42	137	75	137	29
Total expenses	42	137	75	137	29
Net investment income (loss)	46	309	306	501	107
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	268	771	(55)	397	573
Capital gains distributions	-	-	-	-	557
Total realized gain (loss) on investments and capital gains distributions	268	771	(55)	397	1,130
Net unrealized appreciation (depreciation) of investments	1,299	11,419	7,700	8,103	662
Net realized and unrealized gain (loss) on investments	1,567	12,190	7,645	8,500	1,792
Net increase (decrease) in net assets resulting from operations	$ 1,613	$ 12,499	$ 7,951	$ 9,001	$ 1,899

The accompanying notes are an integral part of these financial statements.

17

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 127	$ 247	$ 6	$ 175	$ 1,202
Expenses:					
Mortality and expense risk charges	16	74	1	46	121
Total expenses	16	74	1	46	121
Net investment income (loss)	111	173	5	129	1,081
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	391	3,070	3	(18)	676
Capital gains distributions	352	7	3	-	-
Total realized gain (loss) on investments and capital gains distributions	743	3,077	6	(18)	676
Net unrealized appreciation (depreciation) of investments	410	3,847	(17)	1,080	(1,923)
Net realized and unrealized gain (loss) on investments	1,153	6,924	(11)	1,062	(1,247)
Net increase (decrease) in net assets resulting from operations	$ 1,264	$ 7,097	$ (6)	$ 1,191	$ (166)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 13	$ 24	$ 589	$ -	$ 34
Expenses:					
Mortality and expense risk					
charges	17	3	43	1	3
Total expenses	17	3	43	1	3
Net investment income (loss)	(4)	21	546	(1)	31
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	329	192	831	(4)	139
Capital gains distributions	425	-	-	54	-
Total realized gain (loss) on investments					
and capital gains distributions	754	192	831	50	139
Net unrealized appreciation					
(depreciation) of investments	1,187	316	(990)	(13)	223
Net realized and unrealized gain (loss)					
on investments	1,941	508	(159)	37	362
Net increase (decrease) in net assets					
resulting from operations	$ 1,937	$ 529	$ 387	$ 36	$ 393

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 120	$ 31	$ 143	$ 156	$ 352
Expenses:					
Mortality and expense risk					
charges	117	3	39	30	121
Total expenses	117	3	39	30	121
Net investment income (loss)	3	28	104	126	231
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,027	91	374	756	1,058
Capital gains distributions	79	-	-	-	680
Total realized gain (loss) on investments					
and capital gains distributions	3,106	91	374	756	1,738
Net unrealized appreciation					
(depreciation) of investments	3,132	128	1,080	2,382	(3,808)
Net realized and unrealized gain (loss)					
on investments	6,238	219	1,454	3,138	(2,070)
Net increase (decrease) in net assets					
resulting from operations	$ 6,241	$ 247	$ 1,558	$ 3,264	$ (1,839)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 256	$ 146	$ 22	$ 192	$ 1
Expenses:					
Mortality and expense risk charges	164	161	8	82	279
Total expenses	164	161	8	82	279
Net investment income (loss)	92	(15)	14	110	(278)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,948	1,852	98	(90)	-
Capital gains distributions	650	254	-	-	6
Total realized gain (loss) on investments and capital gains distributions	2,598	2,106	98	(90)	6
Net unrealized appreciation (depreciation) of investments	6,331	5,177	512	48	-
Net realized and unrealized gain (loss) on investments	8,929	7,283	610	(42)	6
Net increase (decrease) in net assets resulting from operations	$ 9,021	$ 7,268	$ 624	$ 68	$ (272)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 80	$ 141	$ 192	$ 13
Expenses:					
Mortality and expense risk charges	-	23	11	48	7
Total expenses	-	23	11	48	7
Net investment income (loss)	-	57	130	144	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	599	179	732	67
Capital gains distributions	5	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5	599	179	732	67
Net unrealized appreciation (depreciation) of investments	-	1,668	707	875	266
Net realized and unrealized gain (loss) on investments	5	2,267	886	1,607	333
Net increase (decrease) in net assets resulting from operations	$ 5	$ 2,324	$ 1,016	$ 1,751	$ 339

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,606	$ 63	$ 713	$ 429	$ 298
Expenses:					
Mortality and expense risk charges	168	16	52	33	40
Total expenses	168	16	52	33	40
Net investment income (loss)	1,438	47	661	396	258
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(295)	1,946	1,131	567	470
Capital gains distributions	456	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	161	1,946	1,131	567	470
Net unrealized appreciation (depreciation) of investments	(2,439)	(856)	3,705	1,390	181
Net realized and unrealized gain (loss) on investments	(2,278)	1,090	4,836	1,957	651
Net increase (decrease) in net assets resulting from operations	$ (840)	$ 1,137	$ 5,497	$ 2,353	$ 909

The accompanying notes are an integral part of these financial statements.

23

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Global Perspectives Fund - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 841	$ 543	$ 113	$ 2,812	$ -
Expenses:					
Mortality and expense risk charges	204	125	26	852	-
Total expenses	204	125	26	852	-
Net investment income (loss)	637	418	87	1,960	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	916	2,555	260	2,756	-
Capital gains distributions	3,937	22	-	3,351	-
Total realized gain (loss) on investments and capital gains distributions	4,853	2,577	260	6,107	-
Net unrealized appreciation (depreciation) of investments	6,617	4,560	807	30,727	6
Net realized and unrealized gain (loss) on investments	11,470	7,137	1,067	36,834	6
Net increase (decrease) in net assets resulting from operations	$ 12,107	$ 7,555	$ 1,154	$ 38,794	$ 6

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Invesco Comstock Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 232	$ 76	$ 321	$ 85
Expenses:					
Mortality and expense risk charges	-	55	29	75	20
Total expenses	-	55	29	75	20
Net investment income (loss)	1	177	47	246	65
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16	1,213	1,072	210	829
Capital gains distributions	3	599	-	458	-
Total realized gain (loss) on investments and capital gains distributions	19	1,812	1,072	668	829
Net unrealized appreciation (depreciation) of investments	9	2,911	1,508	(1,815)	1,396
Net realized and unrealized gain (loss) on investments	28	4,723	2,580	(1,147)	2,225
Net increase (decrease) in net assets resulting from operations	$ 29	$ 4,900	$ 2,627	$ (901)	$ 2,290

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 38	$ 172	$ 148	$ 304	$ 1,408
Expenses:					
Mortality and expense risk charges	7	57	45	32	111
Total expenses	7	57	45	32	111
Net investment income (loss)	31	115	103	272	1,297
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	146	1,418	2,892	(26)	1,197
Capital gains distributions	-	593	-	57	-
Total realized gain (loss) on investments and capital gains distributions	146	2,011	2,892	31	1,197
Net unrealized appreciation (depreciation) of investments	286	2,481	(213)	(485)	818
Net realized and unrealized gain (loss) on investments	432	4,492	2,679	(454)	2,015
Net increase (decrease) in net assets resulting from operations	$ 463	$ 4,607	$ 2,782	$ (182)	$ 3,312

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 95	$ 207	$ 19	$ 2	$ 6
Expenses:					
Mortality and expense risk charges	169	58	4	1	1
Total expenses	169	58	4	1	1
Net investment income (loss)	(74)	149	15	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,966	522	620	(1)	(3)
Capital gains distributions	363	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2,329	522	620	(1)	(3)
Net unrealized appreciation (depreciation) of investments	7,325	1,744	(242)	10	66
Net realized and unrealized gain (loss) on investments	9,654	2,266	378	9	63
Net increase (decrease) in net assets resulting from operations	$ 9,580	$ 2,415	$ 393	$ 10	$ 68

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 28	$ 117	$ 281	$ 114	$ 98
Expenses:					
Mortality and expense risk charges	1	21	76	27	29
Total expenses	1	21	76	27	29
Net investment income (loss)	27	96	205	87	69
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(32)	1,137	137	743	742
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(32)	1,137	137	743	742
Net unrealized appreciation (depreciation) of investments	205	1,081	4,006	1,958	2,883
Net realized and unrealized gain (loss) on investments	173	2,218	4,143	2,701	3,625
Net increase (decrease) in net assets resulting from operations	$ 200	$ 2,314	$ 4,348	$ 2,788	$ 3,694

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Mid Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 386	$ 531	$ 35	$ 87	$ 24
Expenses:					
Mortality and expense risk charges	112	218	5	22	11
Total expenses	112	218	5	22	11
Net investment income (loss)	274	313	30	65	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	836	2,475	154	544	391
Capital gains distributions	-	-	-	37	-
Total realized gain (loss) on investments and capital gains distributions	836	2,475	154	581	391
Net unrealized appreciation (depreciation) of investments	2,394	7,144	489	888	363
Net realized and unrealized gain (loss) on investments	3,230	9,619	643	1,469	754
Net increase (decrease) in net assets resulting from operations	$ 3,504	$ 9,932	$ 673	$ 1,534	$ 767

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 29	$ 29	$ 80	$ 1	$ -
Expenses:					
Mortality and expense risk					
charges	9	49	17	6	29
Total expenses	9	49	17	6	29
Net investment income (loss)	20	(20)	63	(5)	(29)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	183	553	(35)	107	147
Capital gains distributions	74	830	41	61	389
Total realized gain (loss) on investments					
and capital gains distributions	257	1,383	6	168	536
Net unrealized appreciation					
(depreciation) of investments	483	1,807	(189)	539	1,683
Net realized and unrealized gain (loss)					
on investments	740	3,190	(183)	707	2,219
Net increase (decrease) in net assets					
resulting from operations	$ 760	$ 3,170	$ (120)	$ 702	$ 2,190

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	M Business Opportunity Value Fund	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 51	$ -	$ 306	$ 21	$ 10
Expenses:					
Mortality and expense risk charges	12	47	91	14	6
Total expenses	12	47	91	14	6
Net investment income (loss)	39	(47)	215	7	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	172	578	(756)	487	103
Capital gains distributions	175	811	-	210	-
Total realized gain (loss) on investments and capital gains distributions	347	1,389	(756)	697	103
Net unrealized appreciation (depreciation) of investments	161	841	2,514	465	378
Net realized and unrealized gain (loss) on investments	508	2,230	1,758	1,162	481
Net increase (decrease) in net assets resulting from operations	$ 547	$ 2,183	$ 1,973	$ 1,169	$ 485

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Van Eck VIP Global Hard Assets Fund - Initial Class
Net investment income (loss)	
Investment Income:	
Dividends	$ 24
Expenses:	
Mortality and expense risk	
charges	18
Total expenses	18
Net investment income (loss)	6
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	2
Capital gains distributions	69
Total realized gain (loss) on investments	
and capital gains distributions	71
Net unrealized appreciation	
(depreciation) of investments	208
Net realized and unrealized gain (loss)	
on investments	279
Net increase (decrease) in net assets	
resulting from operations	$ 285

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2012	$ 6,380	$ 46,940	$ 25,116	$ 38,613
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	214	317	485
Total realized gain (loss) on investments and capital gains distributions	153	(1,771)	(1,016)	(3,501)
Net unrealized appreciation (depreciation) of investments	624	9,157	4,760	9,818
Net increase (decrease) in net assets resulting from operations	796	7,600	4,061	6,802
Changes from principal transactions:				
Premiums	-	3,934	2,742	3,242
Surrenders and withdrawals	(295)	(3,579)	(2,572)	(3,781)
Cost of insurance and administrative charges	(305)	(2,637)	(1,710)	(2,063)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(432)	(8,312)	(2,824)	(534)
Increase (decrease) in net assets derived from principal transactions	(1,032)	(10,594)	(4,364)	(3,136)
Total increase (decrease) in net assets	(236)	(2,994)	(303)	3,666
Net assets at December 31, 2012	6,144	43,946	24,813	42,279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	309	306	501
Total realized gain (loss) on investments and capital gains distributions	268	771	(55)	397
Net unrealized appreciation (depreciation) of investments	1,299	11,419	7,700	8,103
Net increase (decrease) in net assets resulting from operations	1,613	12,499	7,951	9,001
Changes from principal transactions:				
Premiums	-	3,762	2,835	3,033
Surrenders and withdrawals	(499)	(2,027)	(1,272)	(3,509)
Cost of insurance and administrative charges	(273)	(2,510)	(1,741)	(2,057)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(199)	(3,089)	(1,256)	(49)
Increase (decrease) in net assets derived from principal transactions	(971)	(3,864)	(1,434)	(2,582)
Total increase (decrease) in net assets	642	8,635	6,517	6,419
Net assets at December 31, 2013	$ 6,786	$ 52,581	$ 31,330	$ 48,698

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2012	$ 15,539	$ 3,948	$ 21,462	$ 296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	148	243	6
Total realized gain (loss) on investments and capital gains distributions	479	684	1,266	10
Net unrealized appreciation (depreciation) of investments	744	(154)	2,013	1
Net increase (decrease) in net assets resulting from operations	1,382	678	3,522	17
Changes from principal transactions:				
Premiums	1,880	300	2,191	-
Surrenders and withdrawals	(468)	(425)	(2,645)	-
Cost of insurance and administrative charges	(751)	(278)	(1,247)	(14)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(4,813)	1,248	1,163	(3)
Increase (decrease) in net assets derived from principal transactions	(4,152)	845	(538)	(17)
Total increase (decrease) in net assets	(2,770)	1,523	2,984	-
Net assets at December 31, 2012	12,769	5,471	24,446	296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	111	173	5
Total realized gain (loss) on investments and capital gains distributions	1,130	743	3,077	6
Net unrealized appreciation (depreciation) of investments	662	410	3,847	(17)
Net increase (decrease) in net assets resulting from operations	1,899	1,264	7,097	(6)
Changes from principal transactions:				
Premiums	2,214	271	2,163	-
Surrenders and withdrawals	(226)	(248)	(1,095)	(26)
Cost of insurance and administrative charges	(855)	(262)	(1,217)	(11)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,441)	(805)	(3,711)	-
Increase (decrease) in net assets derived from principal transactions	(1,308)	(1,044)	(3,860)	(37)
Total increase (decrease) in net assets	591	220	3,237	(43)
Net assets at December 31, 2013	$ 13,360	$ 5,691	$ 27,683	$ 253

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2012	$ 7,547	$ 38,214	$ 2,266	$ 1,620
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	190	1,477	23	9
Total realized gain (loss) on investments and capital gains distributions	(249)	1,051	245	26
Net unrealized appreciation (depreciation) of investments	992	702	232	46
Net increase (decrease) in net assets resulting from operations	933	3,230	500	81
Changes from principal transactions:				
Premiums	588	2,758	-	-
Surrenders and withdrawals	(297)	(1,531)	-	-
Cost of insurance and administrative charges	(630)	(2,253)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(365)	(4,590)	700	(132)
Increase (decrease) in net assets derived from principal transactions	(704)	(5,616)	700	(132)
Total increase (decrease) in net assets	229	(2,386)	1,200	(51)
Net assets at December 31, 2012	7,776	35,828	3,466	1,569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	129	1,081	(4)	21
Total realized gain (loss) on investments and capital gains distributions	(18)	676	754	192
Net unrealized appreciation (depreciation) of investments	1,080	(1,923)	1,187	316
Net increase (decrease) in net assets resulting from operations	1,191	(166)	1,937	529
Changes from principal transactions:				
Premiums	561	2,493	-	-
Surrenders and withdrawals	(925)	(1,406)	-	-
Cost of insurance and administrative charges	(597)	(2,119)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	302	1,056	1,547	488
Increase (decrease) in net assets derived from principal transactions	(659)	24	1,547	488
Total increase (decrease) in net assets	532	(142)	3,484	1,017
Net assets at December 31, 2013	$ 8,308	$ 35,686	$ 6,950	$ 2,586

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING DFA Global Allocation Portfolio - Institutional Class	ING DFA World Equity Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2012	$ 8,808	$ 158	$ 729	$ 17,656
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	8	19	55
Total realized gain (loss) on investments and capital gains distributions	481	(1)	8	5
Net unrealized appreciation (depreciation) of investments	1,824	24	136	2,445
Net increase (decrease) in net assets resulting from operations	2,322	31	163	2,505
Changes from principal transactions:				
Premiums	371	89	355	1,068
Surrenders and withdrawals	(914)	(3)	(6)	(729)
Cost of insurance and administrative charges	(508)	(33)	(143)	(861)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,627	247	343	(868)
Increase (decrease) in net assets derived from principal transactions	576	300	549	(1,390)
Total increase (decrease) in net assets	2,898	331	712	1,115
Net assets at December 31, 2012	11,706	489	1,441	18,771
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	546	(1)	31	3
Total realized gain (loss) on investments and capital gains distributions	831	50	139	3,106
Net unrealized appreciation (depreciation) of investments	(990)	(13)	223	3,132
Net increase (decrease) in net assets resulting from operations	387	36	393	6,241
Changes from principal transactions:				
Premiums	526	78	278	1,068
Surrenders and withdrawals	(543)	(28)	(100)	(638)
Cost of insurance and administrative charges	(509)	(40)	(211)	(834)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(623)	(535)	258	(7,864)
Increase (decrease) in net assets derived from principal transactions	(1,149)	(525)	225	(8,268)
Total increase (decrease) in net assets	(762)	(489)	618	(2,027)
Net assets at December 31, 2013	$ 10,944	$ -	$ 2,059	$ 16,744

The accompanying notes are an integral part of these financial statements.

36

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2012	$ 667	$ 19,383	$ 8,179	$ 26,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	141	145	(126)
Total realized gain (loss) on investments and capital gains distributions	18	302	(42)	2,644
Net unrealized appreciation (depreciation) of investments	72	(907)	1,123	2,399
Net increase (decrease) in net assets resulting from operations	118	(464)	1,226	4,917
Changes from principal transactions:				
Premiums	135	1,229	731	1,840
Surrenders and withdrawals	(27)	(1,068)	(409)	(2,202)
Cost of insurance and administrative charges	(68)	(1,092)	(374)	(1,488)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	117	(1,574)	119	2,166
Increase (decrease) in net assets derived from principal transactions	157	(2,505)	67	316
Total increase (decrease) in net assets	275	(2,969)	1,293	5,233
Net assets at December 31, 2012	942	16,414	9,472	31,544
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	104	126	231
Total realized gain (loss) on investments and capital gains distributions	91	374	756	1,738
Net unrealized appreciation (depreciation) of investments	128	1,080	2,382	(3,808)
Net increase (decrease) in net assets resulting from operations	247	1,558	3,264	(1,839)
Changes from principal transactions:				
Premiums	140	1,059	798	2,039
Surrenders and withdrawals	(55)	(475)	(362)	(1,503)
Cost of insurance and administrative charges	(84)	(814)	(432)	(1,267)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	130	(5,267)	56	3,008
Increase (decrease) in net assets derived from principal transactions	131	(5,497)	60	2,277
Total increase (decrease) in net assets	378	(3,939)	3,324	438
Net assets at December 31, 2013	$ 1,320	$ 12,475	$ 12,796	$ 31,982

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 22,377	$ 22,495	$ 149	$ 25,802
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(13)	3	106
Total realized gain (loss) on investments and capital gains distributions	297	2,213	1	(73)
Net unrealized appreciation (depreciation) of investments	3,755	1,629	17	248
Net increase (decrease) in net assets resulting from operations	4,002	3,829	21	281
Changes from principal transactions:				
Premiums	1,335	1,492	-	1,988
Surrenders and withdrawals	(2,277)	(1,630)	(1)	(3,031)
Cost of insurance and administrative charges	(1,307)	(1,552)	(5)	(1,391)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(101)	51	(2)	(1,777)
Increase (decrease) in net assets derived from principal transactions	(2,350)	(1,639)	(8)	(4,211)
Total increase (decrease) in net assets	1,652	2,190	13	(3,930)
Net assets at December 31, 2012	24,029	24,685	162	21,872
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	(15)	14	110
Total realized gain (loss) on investments and capital gains distributions	2,598	2,106	98	(90)
Net unrealized appreciation (depreciation) of investments	6,331	5,177	512	48
Net increase (decrease) in net assets resulting from operations	9,021	7,268	624	68
Changes from principal transactions:				
Premiums	1,264	1,559	151	1,670
Surrenders and withdrawals	(1,537)	(1,183)	(157)	(1,455)
Cost of insurance and administrative charges	(1,252)	(1,451)	(108)	(1,199)
Benefit payments	-	(6)	-	-
Transfers between Divisions (including fixed account), net	99	(84)	5,417	370
Increase (decrease) in net assets derived from principal transactions	(1,426)	(1,165)	5,303	(614)
Total increase (decrease) in net assets	7,595	6,103	5,927	(546)
Net assets at December 31, 2013	$ 31,624	$ 30,788	$ 6,089	$ 21,326

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Class I	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net assets at January 1, 2012	$ 53,468	$ 40,049	$ 8,567	$ 5,013
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(318)	-	28	124
Total realized gain (loss) on investments				
and capital gains distributions	3	3	1,443	254
Net unrealized appreciation (depreciation)				
of investments	-	-	(604)	146
Net increase (decrease) in net assets resulting from operations	(315)	3	867	524
Changes from principal transactions:				
Premiums	6,578	10,091	385	761
Surrenders and withdrawals	(10,947)	(4,718)	(507)	(279)
Cost of insurance and administrative charges	(6,385)	(3,086)	(494)	(383)
Benefit payments	(3,841)	(325)	-	-
Transfers between Divisions				
(including fixed account), net	7,615	(7,164)	(1,438)	(312)
Increase (decrease) in net assets derived from				
principal transactions	(6,980)	(5,202)	(2,054)	(213)
Total increase (decrease) in net assets	(7,295)	(5,199)	(1,187)	311
Net assets at December 31, 2012	46,173	34,850	7,380	5,324
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(278)	-	57	130
Total realized gain (loss) on investments				
and capital gains distributions	6	5	599	179
Net unrealized appreciation (depreciation)				
of investments	-	-	1,668	707
Net increase (decrease) in net assets resulting from operations	(272)	5	2,324	1,016
Changes from principal transactions:				
Premiums	6,263	9,013	411	775
Surrenders and withdrawals	(12,629)	(16,541)	(701)	(218)
Cost of insurance and administrative charges	(6,462)	(2,967)	(474)	(405)
Benefit payments	(3,224)	(868)	-	-
Transfers between Divisions				
(including fixed account), net	3,295	8,021	(1,135)	(39)
Increase (decrease) in net assets derived from				
principal transactions	(12,757)	(3,342)	(1,899)	113
Total increase (decrease) in net assets	(13,029)	(3,337)	425	1,129
Net assets at December 31, 2013	$ 33,144	$ 31,513	$ 7,805	$ 6,453

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING PIMCO Total Return Bond Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net assets at January 1, 2012	$ 10,818	$ 1,327	$ 41,876	$ 6,312
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	267	11	1,556	49
Total realized gain (loss) on investments and capital gains distributions	1,139	186	(502)	390
Net unrealized appreciation (depreciation) of investments	(197)	(71)	2,773	235
Net increase (decrease) in net assets resulting from operations	1,209	126	3,827	674
Changes from principal transactions:				
Premiums	732	-	3,606	-
Surrenders and withdrawals	(471)	-	(6,759)	-
Cost of insurance and administrative charges	(592)	-	(2,963)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,864)	(340)	9,054	(852)
Increase (decrease) in net assets derived from principal transactions	(2,195)	(340)	2,938	(852)
Total increase (decrease) in net assets	(986)	(214)	6,765	(178)
Net assets at December 31, 2012	9,832	1,113	48,641	6,134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	144	6	1,438	47
Total realized gain (loss) on investments and capital gains distributions	732	67	161	1,946
Net unrealized appreciation (depreciation) of investments	875	266	(2,439)	(856)
Net increase (decrease) in net assets resulting from operations	1,751	339	(840)	1,137
Changes from principal transactions:				
Premiums	710	-	3,699	-
Surrenders and withdrawals	(384)	-	(2,701)	-
Cost of insurance and administrative charges	(567)	-	(2,909)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,689)	29	(4,743)	(7,271)
Increase (decrease) in net assets derived from principal transactions	(1,930)	29	(6,654)	(7,271)
Total increase (decrease) in net assets	(179)	368	(7,494)	(6,134)
Net assets at December 31, 2013	$ 9,653	$ 1,481	$ 41,147	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Retirement Growth Portfolio - Institutional Class	ING Retirement Moderate Growth Portfolio - Institutional Class	ING Retirement Moderate Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Net assets at January 1, 2012	$ 25,559	$ 14,363	$ 9,378	$ 50,632
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	734	413	294	804
Total realized gain (loss) on investments and capital gains distributions	636	334	524	1,528
Net unrealized appreciation (depreciation) of investments	2,034	919	131	4,875
Net increase (decrease) in net assets resulting from operations	3,404	1,666	949	7,207
Changes from principal transactions:				
Premiums	3,536	1,147	448	4,864
Surrenders and withdrawals	(1,195)	(1,161)	(1,951)	(3,231)
Cost of insurance and administrative charges	(1,823)	(1,091)	(623)	(3,845)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	122	(321)	1,266	(65)
Increase (decrease) in net assets derived from principal transactions	640	(1,426)	(860)	(2,277)
Total increase (decrease) in net assets	4,044	240	89	4,930
Net assets at December 31, 2012	29,603	14,603	9,467	55,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	661	396	258	637
Total realized gain (loss) on investments and capital gains distributions	1,131	567	470	4,853
Net unrealized appreciation (depreciation) of investments	3,705	1,390	181	6,617
Net increase (decrease) in net assets resulting from operations	5,497	2,353	909	12,107
Changes from principal transactions:				
Premiums	2,966	1,188	574	5,463
Surrenders and withdrawals	(1,718)	(725)	(342)	(2,354)
Cost of insurance and administrative charges	(1,854)	(836)	(664)	(4,112)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(455)	608	(226)	(139)
Increase (decrease) in net assets derived from principal transactions	(1,061)	235	(658)	(1,142)
Total increase (decrease) in net assets	4,436	2,588	251	10,965
Net assets at December 31, 2013	$ 34,039	$ 17,191	$ 9,718	$ 66,527

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING T. Rowe Price International Stock Portfolio - Institutional Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Global Perspectives Fund - Class I
Net assets at January 1, 2012	$ 24,132	$ 8,049	$ 121,302	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	453	18	1,630	-
Total realized gain (loss) on investments and capital gains distributions	1,040	313	4,713	-
Net unrealized appreciation (depreciation) of investments	2,571	1,069	11,297	-
Net increase (decrease) in net assets resulting from operations	4,064	1,400	17,640	-
Changes from principal transactions:				
Premiums	1,421	-	5,580	-
Surrenders and withdrawals	(1,461)	-	(6,146)	-
Cost of insurance and administrative charges	(1,272)	-	(6,464)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(574)	(986)	(2,938)	-
Increase (decrease) in net assets derived from principal transactions	(1,886)	(986)	(9,968)	-
Total increase (decrease) in net assets	2,178	414	7,672	-
Net assets at December 31, 2012	26,310	8,463	128,974	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	418	87	1,960	-
Total realized gain (loss) on investments and capital gains distributions	2,577	260	6,107	-
Net unrealized appreciation (depreciation) of investments	4,560	807	30,727	6
Net increase (decrease) in net assets resulting from operations	7,555	1,154	38,794	6
Changes from principal transactions:				
Premiums	1,285	-	4,991	24
Surrenders and withdrawals	(1,930)	-	(5,129)	-
Cost of insurance and administrative charges	(1,295)	-	(6,116)	(4)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(973)	(551)	(3,528)	155
Increase (decrease) in net assets derived from principal transactions	(2,913)	(551)	(9,782)	175
Total increase (decrease) in net assets	4,642	603	29,012	181
Net assets at December 31, 2013	$ 30,952	$ 9,066	$ 157,986	$ 181

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 194	$ 10,305	$ 6,850	$ 16,690
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(35)	9	1,069
Total realized gain (loss) on investments				
and capital gains distributions	11	525	616	992
Net unrealized appreciation (depreciation)				
of investments	13	1,510	291	(771)
Net increase (decrease) in net assets resulting from operations	25	2,000	916	1,290
Changes from principal transactions:				
Premiums	-	848	391	1,352
Surrenders and withdrawals	(5)	(612)	(1,049)	(3,139)
Cost of insurance and administrative charges	(10)	(566)	(386)	(1,003)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(73)	(177)	(117)	3,694
Increase (decrease) in net assets derived from				
principal transactions	(88)	(507)	(1,161)	904
Total increase (decrease) in net assets	(63)	1,493	(245)	2,194
Net assets at December 31, 2012	131	11,798	6,605	18,884
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	177	47	246
Total realized gain (loss) on investments				
and capital gains distributions	19	1,812	1,072	668
Net unrealized appreciation (depreciation)				
of investments	9	2,911	1,508	(1,815)
Net increase (decrease) in net assets resulting from operations	29	4,900	2,627	(901)
Changes from principal transactions:				
Premiums	-	865	410	1,311
Surrenders and withdrawals	(29)	(1,965)	(701)	(846)
Cost of insurance and administrative charges	(6)	(626)	(396)	(865)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(34)	2,162	618	(707)
Increase (decrease) in net assets derived from				
principal transactions	(69)	436	(69)	(1,107)
Total increase (decrease) in net assets	(40)	5,336	2,558	(2,008)
Net assets at December 31, 2013	$ 91	$ 17,134	$ 9,163	$ 16,876

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Comstock Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2012	$ 6,041	$ 2,151	$ 12,323	$ 14,928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	34	80	180
Total realized gain (loss) on investments and capital gains distributions	442	94	2,150	209
Net unrealized appreciation (depreciation) of investments	556	109	117	2,806
Net increase (decrease) in net assets resulting from operations	1,077	237	2,347	3,195
Changes from principal transactions:				
Premiums	541	94	1,012	797
Surrenders and withdrawals	(798)	(483)	(1,442)	(307)
Cost of insurance and administrative charges	(372)	(122)	(771)	(503)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(10)	(380)	(494)	394
Increase (decrease) in net assets derived from principal transactions	(639)	(891)	(1,695)	381
Total increase (decrease) in net assets	438	(654)	652	3,576
Net assets at December 31, 2012	6,479	1,497	12,975	18,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	65	31	115	103
Total realized gain (loss) on investments and capital gains distributions	829	146	2,011	2,892
Net unrealized appreciation (depreciation) of investments	1,396	286	2,481	(213)
Net increase (decrease) in net assets resulting from operations	2,290	463	4,607	2,782
Changes from principal transactions:				
Premiums	495	176	1,152	798
Surrenders and withdrawals	(512)	(46)	(2,058)	(308)
Cost of insurance and administrative charges	(430)	(112)	(852)	(477)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,025	912	7,373	(8,063)
Increase (decrease) in net assets derived from principal transactions	578	930	5,615	(8,050)
Total increase (decrease) in net assets	2,868	1,393	10,222	(5,268)
Net assets at December 31, 2013	$ 9,347	$ 2,890	$ 23,197	$ 13,236

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net assets at January 1, 2012	$ 10,954	$ 20,994	$ 28,840	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	280	1,447	(12)	147
Total realized gain (loss) on investments				
and capital gains distributions	69	586	3,069	76
Net unrealized appreciation (depreciation)				
of investments	419	1,610	1,200	1,794
Net increase (decrease) in net assets resulting from operations	768	3,643	4,257	2,017
Changes from principal transactions:				
Premiums	-	1,540	1,500	432
Surrenders and withdrawals	(731)	(888)	(2,267)	(329)
Cost of insurance and administrative charges	(377)	(1,392)	(1,645)	(295)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(1,243)	5,843	(1,659)	10,395
Increase (decrease) in net assets derived from				
principal transactions	(2,351)	5,103	(4,071)	10,203
Total increase (decrease) in net assets	(1,583)	8,746	186	12,220
Net assets at December 31, 2012	9,371	29,740	29,026	12,220
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	272	1,297	(74)	149
Total realized gain (loss) on investments				
and capital gains distributions	31	1,197	2,329	522
Net unrealized appreciation (depreciation)				
of investments	(485)	818	7,325	1,744
Net increase (decrease) in net assets resulting from operations	(182)	3,312	9,580	2,415
Changes from principal transactions:				
Premiums	-	1,460	1,394	808
Surrenders and withdrawals	(402)	(1,016)	(1,979)	(1,921)
Cost of insurance and administrative charges	(287)	(1,535)	(1,578)	(674)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(520)	(3,225)	66	1,160
Increase (decrease) in net assets derived from				
principal transactions	(1,209)	(4,316)	(2,097)	(627)
Total increase (decrease) in net assets	(1,391)	(1,004)	7,483	1,788
Net assets at December 31, 2013	$ 7,980	$ 28,736	$ 36,509	$ 14,008

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2012	$ 2,755	$ 89	$ 308	$ 1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	2	4	26
Total realized gain (loss) on investments and capital gains distributions	341	(1)	(8)	(35)
Net unrealized appreciation (depreciation) of investments	31	9	48	167
Net increase (decrease) in net assets resulting from operations	391	10	44	158
Changes from principal transactions:				
Premiums	228	-	-	-
Surrenders and withdrawals	(37)	-	-	(1)
Cost of insurance and administrative charges	(123)	(2)	(14)	(85)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	571	-	(17)	7
Increase (decrease) in net assets derived from principal transactions	639	(2)	(31)	(79)
Total increase (decrease) in net assets	1,030	8	13	79
Net assets at December 31, 2012	3,785	97	321	1,276
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	1	5	27
Total realized gain (loss) on investments and capital gains distributions	620	(1)	(3)	(32)
Net unrealized appreciation (depreciation) of investments	(242)	10	66	205
Net increase (decrease) in net assets resulting from operations	393	10	68	200
Changes from principal transactions:				
Premiums	142	-	-	-
Surrenders and withdrawals	(14)	(5)	-	(52)
Cost of insurance and administrative charges	(36)	(3)	(14)	(92)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(4,270)	1	(10)	11
Increase (decrease) in net assets derived from principal transactions	(4,178)	(7)	(24)	(133)
Total increase (decrease) in net assets	(3,785)	3	44	67
Net assets at December 31, 2013	$ -	$ 100	$ 365	$ 1,343

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2012	$ 5,046	$ 11,949	$ 7,246	$ 8,930
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	149	55	34
Total realized gain (loss) on investments and capital gains distributions	727	(77)	570	1,096
Net unrealized appreciation (depreciation) of investments	11	1,579	719	(150)
Net increase (decrease) in net assets resulting from operations	829	1,651	1,344	980
Changes from principal transactions:				
Premiums	176	821	649	402
Surrenders and withdrawals	(511)	(179)	(1,145)	(862)
Cost of insurance and administrative charges	(273)	(486)	(540)	(480)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	249	(53)	1,007	(217)
Increase (decrease) in net assets derived from principal transactions	(359)	103	(29)	(1,157)
Total increase (decrease) in net assets	470	1,754	1,315	(177)
Net assets at December 31, 2012	5,516	13,703	8,561	8,753
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	96	205	87	69
Total realized gain (loss) on investments and capital gains distributions	1,137	137	743	742
Net unrealized appreciation (depreciation) of investments	1,081	4,006	1,958	2,883
Net increase (decrease) in net assets resulting from operations	2,314	4,348	2,788	3,694
Changes from principal transactions:				
Premiums	272	863	581	342
Surrenders and withdrawals	(86)	(511)	(619)	(254)
Cost of insurance and administrative charges	(374)	(495)	(562)	(460)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,937	(307)	(640)	292
Increase (decrease) in net assets derived from principal transactions	1,749	(450)	(1,240)	(80)
Total increase (decrease) in net assets	4,063	3,898	1,548	3,614
Net assets at December 31, 2013	$ 9,579	$ 17,601	$ 10,109	$ 12,367

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2012	$ 16,340	$ 33,051	$ 1,575	$ 4,843
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	328	220	40	100
Total realized gain (loss) on investments				
and capital gains distributions	74	3,194	81	576
Net unrealized appreciation (depreciation)				
of investments	2,327	1,128	92	173
Net increase (decrease) in net assets resulting from operations	2,729	4,542	213	849
Changes from principal transactions:				
Premiums	905	2,310	311	349
Surrenders and withdrawals	(984)	(2,199)	(193)	(278)
Cost of insurance and administrative charges	(984)	(2,606)	(133)	(287)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(566)	(704)	63	363
Increase (decrease) in net assets derived from				
principal transactions	(1,629)	(3,199)	48	147
Total increase (decrease) in net assets	1,100	1,343	261	996
Net assets at December 31, 2012	17,440	34,394	1,836	5,839
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	274	313	30	65
Total realized gain (loss) on investments				
and capital gains distributions	836	2,475	154	581
Net unrealized appreciation (depreciation)				
of investments	2,394	7,144	489	888
Net increase (decrease) in net assets resulting from operations	3,504	9,932	673	1,534
Changes from principal transactions:				
Premiums	819	2,250	290	278
Surrenders and withdrawals	(1,247)	(2,286)	(179)	(349)
Cost of insurance and administrative charges	(981)	(2,490)	(149)	(291)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	4,730	(2,149)	1,168	(1,255)
Increase (decrease) in net assets derived from				
principal transactions	3,321	(4,675)	1,130	(1,617)
Total increase (decrease) in net assets	6,825	5,257	1,803	(83)
Net assets at December 31, 2013	$ 24,265	$ 39,651	$ 3,639	$ 5,756

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Net assets at January 1, 2012	$ 2,422	$ 1,523	$ 9,592	$ 5,435
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	12	(31)	82
Total realized gain (loss) on investments and capital gains distributions	(3)	125	828	175
Net unrealized appreciation (depreciation) of investments	312	119	455	(111)
Net increase (decrease) in net assets resulting from operations	314	256	1,252	146
Changes from principal transactions:				
Premiums	190	151	556	597
Surrenders and withdrawals	(90)	(63)	(678)	(599)
Cost of insurance and administrative charges	(178)	(141)	(471)	(471)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(446)	619	(1,122)	(736)
Increase (decrease) in net assets derived from principal transactions	(524)	566	(1,715)	(1,209)
Total increase (decrease) in net assets	(210)	822	(463)	(1,063)
Net assets at December 31, 2012	2,212	2,345	9,129	4,372
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	20	(20)	63
Total realized gain (loss) on investments and capital gains distributions	391	257	1,383	6
Net unrealized appreciation (depreciation) of investments	363	483	1,807	(189)
Net increase (decrease) in net assets resulting from operations	767	760	3,170	(120)
Changes from principal transactions:				
Premiums	264	106	500	395
Surrenders and withdrawals	(135)	(83)	(356)	(71)
Cost of insurance and administrative charges	(155)	(108)	(475)	(474)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	73	(141)	(970)	(288)
Increase (decrease) in net assets derived from principal transactions	47	(226)	(1,301)	(438)
Total increase (decrease) in net assets	814	534	1,869	(558)
Net assets at December 31, 2013	$ 3,026	$ 2,879	$ 10,998	$ 3,814

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class I	M Business Opportunity Value Fund	M Capital Appreciation Fund
Net assets at January 1, 2012	$ 2,558	$ 5,977	$ 1,895	$ 5,508
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(26)	7	(23)
Total realized gain (loss) on investments and capital gains distributions	181	799	168	318
Net unrealized appreciation (depreciation) of investments	147	58	97	580
Net increase (decrease) in net assets resulting from operations	335	831	272	875
Changes from principal transactions:				
Premiums	-	319	41	337
Surrenders and withdrawals	(196)	(200)	(329)	(194)
Cost of insurance and administrative charges	(122)	(252)	(95)	(258)
Benefit payments	(2)	-	-	-
Transfers between Divisions (including fixed account), net	(181)	(979)	107	(196)
Increase (decrease) in net assets derived from principal transactions	(501)	(1,112)	(276)	(311)
Total increase (decrease) in net assets	(166)	(281)	(4)	564
Net assets at December 31, 2012	2,392	5,696	1,891	6,072
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(29)	39	(47)
Total realized gain (loss) on investments and capital gains distributions	168	536	347	1,389
Net unrealized appreciation (depreciation) of investments	539	1,683	161	841
Net increase (decrease) in net assets resulting from operations	702	2,190	547	2,183
Changes from principal transactions:				
Premiums	-	302	58	230
Surrenders and withdrawals	(141)	(125)	(87)	(496)
Cost of insurance and administrative charges	(93)	(261)	(63)	(156)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(98)	205	(66)	1,970
Increase (decrease) in net assets derived from principal transactions	(332)	121	(158)	1,548
Total increase (decrease) in net assets	370	2,311	389	3,731
Net assets at December 31, 2013	$ 2,762	$ 8,007	$ 2,280	$ 9,803

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	M International Equity Fund	M Large Cap Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck VIP Global Hard Assets Fund - Initial Class
Net assets at January 1, 2012	$ 10,287	$ 1,598	$ 1,407	$ 4,355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	(11)	(2)	1
Total realized gain (loss) on investments				
and capital gains distributions	(778)	122	88	333
Net unrealized appreciation (depreciation)				
of investments	2,678	355	47	(217)
Net increase (decrease) in net assets resulting from operations	2,059	466	133	117
Changes from principal transactions:				
Premiums	456	64	193	-
Surrenders and withdrawals	(395)	(88)	(246)	(442)
Cost of insurance and administrative charges	(367)	(164)	(91)	(140)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	290	2,113	(2)	(299)
Increase (decrease) in net assets derived from				
principal transactions	(16)	1,925	(146)	(881)
Total increase (decrease) in net assets	2,043	2,391	(13)	(764)
Net assets at December 31, 2012	12,330	3,989	1,394	3,591
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	215	7	4	6
Total realized gain (loss) on investments				
and capital gains distributions	(756)	697	103	71
Net unrealized appreciation (depreciation)				
of investments	2,514	465	378	208
Net increase (decrease) in net assets resulting from operations	1,973	1,169	485	285
Changes from principal transactions:				
Premiums	384	66	189	-
Surrenders and withdrawals	(576)	(299)	(8)	(48)
Cost of insurance and administrative charges	(255)	(81)	(81)	(99)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	(412)	(443)	(320)	(754)
Increase (decrease) in net assets derived from				
principal transactions	(859)	(757)	(220)	(901)
Total increase (decrease) in net assets	1,114	412	265	(616)
Net assets at December 31, 2013	$ 13,444	$ 4,401	$ 1,659	$ 2,975

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, ING Corporate Advantage Variable Universal Life, ING Corporate Variable Universal Life, ING VUL-CV, ING VUL-ECV, ING SVUL-CV, and ING VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2013, the Account had 73 investment divisions (the "Divisions"), 14 of which invest in independently managed mutual funds and 59 of which invest in a mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2013, and related Trusts are as follows:

AIM Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
   American Funds Insurance Series:
   American Funds Insurance Series® Growth
     Fund - Class 2
   American Funds Insurance Series® Growth-Income
     Fund - Class 2
   American Funds Insurance Series® International
     Fund -Class 2
BlackRock Variable Series Funds, Inc.:
   BlackRock Global Allocation V.I. Fund - Class III
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond
     Portfolio - Initial Class
ING Balanced Portfolio, Inc.:
   ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:

ING Investors Trust:
   ING BlackRock Health Sciences Opportunities
     Portfolio - Institutional Class
   ING BlackRock Large Cap Growth
     Portfolio - Institutional Class
   ING Clarion Global Real Estate Portfolio -
     Service Class
   ING DFA World Equity Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap
     Portfolio - Institutional Class
   ING Franklin Templeton Founding Strategy
     Portfolio - Institutional Class
   ING Global Resources Portfolio - Institutional Class
   ING Invesco Growth and Income Portfolio -
     Service Class
   ING JPMorgan Emerging Markets Equity
     Portfolio - Institutional Class
   ING JPMorgan Small Cap Core Equity
     Portfolio - Institutional Class
   ING Large Cap Growth Portfolio - Institutional Class
   ING Large Cap Value Portfolio - Institutional Class

ING Intermediate Bond Portfolio - Class I
ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Class I
  ING Liquid Assets Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Multi-Manager Large Cap Core
     Portfolio - Institutional Class
  ING PIMCO Total Return Bond Portfolio -
    Institutional Class
  ING Retirement Growth Portfolio - Institutional
     Class
  ING Retirement Moderate Growth
     Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
     Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
     Portfolio - Institutional Class
  ING T. Rowe Price International Stock
     Portfolio - Institutional Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Mutual Funds:
  ING Global Perspectives Fund - Class I
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING Baron Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio -
    Initial Class
  ING Global Bond Portfolio - Service Class
  ING Invesco Comstock Portfolio - Initial Class
  ING Invesco Equity and Income Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class

ING Limited Maturity Bond Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative
    Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell^{TM} Large Cap Growth Index
     Portfolio - Class I
  ING Russell^{TM} Large Cap Index Portfolio - Class I
  ING Russell^{TM} Large Cap Value Index
     Portfolio - Class I
  ING Russell^{TM} Mid Cap Growth Index
     Portfolio - Class I
  ING Russell^{TM} Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING MidCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class I
M Fund, Inc.:
  M Business Opportunity Value Fund
  M Capital Appreciation Fund
  M International Equity Fund
  M Large Cap Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I
Van Eck VIP Trust:
  Van Eck VIP Global Hard Assets Fund - Initial
    Class

The names of certain Divisions were changed during 2013. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investor Trust:
ING Invesco Growth and Income Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Invesco Comstock Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio – Initial Class
ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class

During 2013, the following Divisions were closed to policyholders:

ING Investors Trust:
    ING DFA Global Allocation Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Institutional
ING Partners, Inc.:
    ING USB U.S. Large Cap Equity Portfolio - Initial Class

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of SLD, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Future Adoption of Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 3.00% to 15.00% of each premium payment as defined in the Policies.

Mortality and Expense Risk Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies.

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, ING Corporate, ING VUL-CV, ING VUL-ECV, ING SVUL-CV, and ING VUL-DB Policies (collectively, Class B Policies) and ING Corporate Advantage, mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the policyholder account value, is charged.
- For ING Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% to 0.35% of the policyholder account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.25% to 0.45% of the policyholder account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the policyholder account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.
- For ING Corporate Policies, a monthly deduction is charged to the policyholder account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.
- For ING VUL-CV and ING SVUL-CV Policies, a monthly deduction, at an annual rate up to 0.30% of the policyholder account value, is charged.

- For ING VUL-ECV Policies, a monthly deduction is charged to the policyholder account value at an annual rate of 0.45% for policy years 1 through 10 and 0.05% for policy years after 10.
- For ING VUL-DB Policies, a monthly deduction, at an annual rate up to 0.40% of the policyholder account value, is charged.

These charges are assessed through a reduction in unit values.

Other Policy Charges

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies. The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies. These charges are assessed through the redemption of units.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements. These charges are assessed through the redemption of units.

Fees Waived by SLD

Certain charges and fees for various types of Contracts may be waived by SLD. SLD reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment advisor to ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Mutual Funds, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provides for fees at annual rates ranging from 0.10% to 0.75% of the average net assets of each respective Fund.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

6.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Core Equity Fund - Series I Shares	$ 88	$ 1,012
American Funds Insurance Series:		
American Funds Insurance Series® Growth Fund - Class 2	2,737	6,292
American Funds Insurance Series® Growth-Income Fund - Class 2	2,183	3,312
American Funds Insurance Series® International Fund - Class 2	6,400	8,481
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	4,847	5,491
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class	1,013	1,594
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class	2,520	6,201
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	9	39
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	1,048	1,577
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	5,780	4,674
ING Investors Trust:		
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	3,402	1,435
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,820	1,312
ING Clarion Global Real Estate Portfolio - Service Class	2,691	3,294
ING DFA Global Allocation Portfolio - Institutional Class	346	818
ING DFA World Equity Portfolio - Institutional Class	1,133	876
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	989	9,175
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	570	411
ING Global Resources Portfolio - Institutional Class	1,774	7,168
ING Invesco Growth and Income Portfolio - Service Class	2,392	2,207
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	8,477	5,289
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	4,713	5,396
ING Large Cap Growth Portfolio - Institutional Class	2,748	3,674
ING Large Cap Value Portfolio - Institutional Class	7,128	1,811
ING Limited Maturity Bond Portfolio - Service Class	3,739	4,242
ING Liquid Assets Portfolio - Class I	20,767	33,796
ING Liquid Assets Portfolio - Service Class	31,016	34,353
ING Marsico Growth Portfolio - Institutional Class	859	2,701
ING MFS Total Return Portfolio - Institutional Class	1,066	822

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING MFS Utilities Portfolio - Service Class	$ 1,554	$ 3,340
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	240	205
ING PIMCO Total Return Bond Portfolio - Institutional Class	6,174	10,934
ING Pioneer Mid Cap Value Portfolio - Institutional Class	371	7,595
ING Retirement Growth Portfolio - Institutional Class	4,137	4,537
ING Retirement Moderate Growth Portfolio - Institutional Class	3,167	2,537
ING Retirement Moderate Portfolio - Institutional Class	2,294	2,694
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	9,776	6,343
ING T. Rowe Price Equity Income Portfolio - Institutional Class	3,222	5,695
ING T. Rowe Price International Stock Portfolio - Institutional Class	812	1,275
ING U.S. Stock Index Portfolio - Institutional Class	12,688	17,159
ING Mutual Funds:		
ING Global Perspectives Fund - Class I	184	9
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Initial Class	5	70
ING Baron Growth Portfolio - Initial Class	5,257	4,045
ING Columbia Small Cap Value II Portfolio - Initial Class	2,938	2,959
ING Global Bond Portfolio - Service Class	2,707	3,110
ING Invesco Comstock Portfolio - Initial Class	3,074	2,430
ING Invesco Equity and Income Portfolio - Initial Class	1,552	590
ING JPMorgan Mid Cap Value Portfolio - Initial Class	9,933	3,611
ING Oppenheimer Global Portfolio - Initial Class	5,491	13,438
ING PIMCO Total Return Portfolio - Initial Class	362	1,243
ING Pioneer High Yield Portfolio - Initial Class	11,076	14,096
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	3,688	5,496
ING Templeton Foreign Equity Portfolio - Initial Class	1,845	2,323
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	242	4,405
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	2	9
ING Strategic Allocation Growth Portfolio - Class I	6	26
ING Strategic Allocation Moderate Portfolio - Class I	37	143
ING Variable Funds:		
ING Growth and Income Portfolio - Class I	5,243	3,398
ING Variable Portfolios, Inc.:		
ING Index Plus LargeCap Portfolio - Class I	1,616	1,861
ING Index Plus MidCap Portfolio - Class I	1,267	2,419
ING Index Plus SmallCap Portfolio - Class I	1,713	1,724
ING International Index Portfolio - Class S	8,468	4,873
ING Russell™ Large Cap Growth Index Portfolio - Class I	1,561	5,923
ING Russell™ Large Cap Index Portfolio - Class I	1,840	679
ING Russell™ Large Cap Value Index Portfolio - Class I	852	2,367
ING Russell™ Mid Cap Growth Index Portfolio - Class I	1,613	1,554
ING Russell™ Small Cap Index Portfolio - Class I	977	1,110
ING Small Company Portfolio - Class S	1,221	1,712
ING U.S. Bond Index Portfolio - Class I	1,491	1,825

	Purchases	Sales
	(Dollars in thousands)	
ING Variable Products Trust:		
ING MidCap Opportunities Portfolio - Class I	$ 61	$ 336
ING SmallCap Opportunities Portfolio - Class I	2,050	1,569
M Fund, Inc.:		
M Business Opportunity Value Fund	659	603
M Capital Appreciation Fund	3,826	1,514
M International Equity Fund	2,823	3,467
M Large Cap Growth Fund	983	1,523
Neuberger Berman Advisers Management Trust:		
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	393	610
Van Eck VIP Trust:		
Van Eck VIP Global Hard Assets Fund - Initial Class	95	920

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

7. **Changes in Units**

The changes in units outstanding were as follows:

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	2,666	70,265	(67,599)	7,224	91,872	(84,648)
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	235,332	398,482	(163,150)	280,344	803,232	(522,888)
American Funds Insurance Series® Growth-Income Fund - Class 2	193,198	265,344	(72,146)	218,576	465,032	(246,456)
American Funds Insurance Series® International Fund - Class 2	338,599	428,512	(89,913)	374,429	498,877	(124,448)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	345,618	421,265	(75,647)	305,654	608,100	(302,446)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	48,870	125,583	(76,713)	149,837	85,269	64,568
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	219,065	424,816	(205,751)	482,600	512,599	(29,999)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	76	2,586	(2,510)	79	1,123	(1,044)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	110,395	164,237	(53,842)	94,559	158,266	(63,707)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	423,164	420,358	2,806	530,892	866,857	(335,965)
ING Investors Trust:						
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class	191,555	102,819	88,736	264,765	215,089	49,676
ING BlackRock Large Cap Growth Portfolio - Institutional Class	133,045	103,833	29,212	268,243	290,842	(22,599)
ING Clarion Global Real Estate Portfolio - Service Class	282,300	389,284	(106,984)	418,879	357,036	61,843
ING DFA Global Allocation Portfolio - Institutional Class	-	42,908	(42,908)	38,651	11,337	27,314
ING DFA World Equity Portfolio - Institutional Class	108,750	88,462	20,288	81,608	22,057	59,551
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	126,624	651,283	(524,659)	167,587	283,910	(116,323)
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class	48,681	37,920	10,761	33,881	18,571	15,310
ING Global Resources Portfolio - Institutional Class	87,123	278,056	(190,933)	98,894	184,327	(85,433)
ING Invesco Growth and Income Portfolio - Service Class	166,731	157,438	9,293	141,002	134,043	6,959

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	688,348	534,486	153,862	508,945	493,289	15,656
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	248,941	315,133	(66,192)	261,079	394,423	(133,344)
ING Large Cap Growth Portfolio - Institutional Class	195,652	252,207	(56,555)	251,751	344,091	(92,340)
ING Large Cap Value Portfolio - Institutional Class	521,726	133,672	388,054	35	688	(653)
ING Limited Maturity Bond Portfolio - Service Class	366,883	416,582	(49,699)	260,984	532,837	(271,853)
ING Liquid Assets Portfolio - Class I	2,600,291	3,750,359	(1,150,068)	2,357,723	2,983,777	(626,054)
ING Liquid Assets Portfolio - Service Class	2,658,743	2,906,813	(248,070)	1,777,725	2,165,937	(388,212)
ING Marsico Growth Portfolio - Institutional Class	65,915	179,813	(113,898)	258,066	432,240	(174,174)
ING MFS Total Return Portfolio - Institutional Class	69,978	64,966	5,012	71,672	87,591	(15,919)
ING MFS Utilities Portfolio - Service Class	87,753	172,539	(84,786)	173,791	284,413	(110,622)
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	15,977	13,907	2,070	13,253	39,198	(25,945)
ING PIMCO Total Return Bond Portfolio - Institutional Class	609,315	1,093,240	(483,925)	1,281,632	1,051,314	230,318
ING Pioneer Mid Cap Value Portfolio - Institutional Class	-	455,855	(455,855)	74,330	139,064	(64,734)
ING Retirement Growth Portfolio - Institutional Class	412,573	496,962	(84,389)	649,153	595,145	54,008
ING Retirement Moderate Growth Portfolio - Institutional Class	312,225	292,269	19,956	138,493	262,047	(123,554)
ING Retirement Moderate Portfolio - Institutional Class	180,638	230,732	(50,094)	263,253	333,726	(70,473)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	349,436	394,670	(45,234)	415,471	509,296	(93,825)
ING T. Rowe Price Equity Income Portfolio - Institutional Class	204,362	330,763	(126,401)	283,865	383,647	(99,782)
ING T. Rowe Price International Stock Portfolio - Institutional Class	75,884	109,939	(34,055)	115,371	187,326	(71,955)
ING U.S. Stock Index Portfolio - Institutional Class	736,763	1,336,884	(600,121)	817,479	1,564,368	(746,889)
ING Mutual Funds:						
ING Global Perspectives Fund - Class I	18,264	1,132	17,132	-	-	-
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Initial Class	11	3,500	(3,489)	52	5,579	(5,527)
ING Baron Growth Portfolio - Initial Class	319,358	282,224	37,134	189,894	221,680	(31,786)
ING Columbia Small Cap Value II Portfolio - Initial Class	246,915	249,751	(2,836)	162,905	264,958	(102,053)
ING Global Bond Portfolio - Service Class	216,903	294,019	(77,116)	448,161	382,916	65,245
ING Invesco Comstock Portfolio - Initial Class	187,765	160,446	27,319	81,087	123,396	(42,309)
ING Invesco Equity and Income Portfolio - Initial Class	87,371	35,898	51,473	19,706	77,824	(58,118)
ING JPMorgan Mid Cap Value Portfolio - Initial Class	391,213	198,491	192,722	199,171	271,121	(71,950)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Oppenheimer Global Portfolio - Initial Class	359,524	845,273	(485,749)	145,922	122,533	23,389
ING PIMCO Total Return Portfolio - Initial Class	1,605	74,931	(73,326)	1,528	148,006	(146,478)
ING Pioneer High Yield Portfolio - Initial Class	677,060	929,835	(252,775)	1,044,563	711,770	332,793
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	262,404	376,513	(114,109)	185,049	443,898	(258,849)
ING Templeton Foreign Equity Portfolio - Initial Class	270,035	317,190	(47,155)	1,198,469	107,825	1,090,644
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	-	299,806	(299,806)	187,925	135,123	52,802
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	41	579	(538)	44	232	(188)
ING Strategic Allocation Growth Portfolio - Class I	108	1,718	(1,610)	69	2,388	(2,319)
ING Strategic Allocation Moderate Portfolio - Class I	608	9,350	(8,742)	617	6,522	(5,905)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	474,119	299,485	174,634	256,500	286,231	(29,731)
ING Variable Portfolios, Inc.:						
ING Index Plus LargeCap Portfolio - Class I	107,480	134,270	(26,790)	101,421	95,209	6,212
ING Index Plus MidCap Portfolio - Class I	84,821	140,313	(55,492)	179,624	177,328	2,296
ING Index Plus SmallCap Portfolio - Class I	97,077	98,685	(1,608)	197,491	270,034	(72,543)
ING International Index Portfolio - Class S	546,854	360,842	186,012	154,529	276,679	(122,150)
ING Russell™ Large Cap Growth Index Portfolio - Class I	179,594	428,524	(248,930)	513,920	706,348	(192,428)
ING Russell™ Large Cap Index Portfolio - Class I	95,322	40,974	54,348	54,539	53,601	938
ING Russell™ Large Cap Value Index Portfolio - Class I	52,467	140,978	(88,511)	266,983	254,036	12,947
ING Russell™ Mid Cap Growth Index Portfolio - Class I	78,728	76,923	1,805	59,054	90,664	(31,610)
ING Russell™ Small Cap Index Portfolio - Class I	64,800	86,221	(21,421)	85,803	38,717	47,086
ING Small Company Portfolio - Class S	59,818	151,527	(91,709)	75,056	225,907	(150,851)
ING U.S. Bond Index Portfolio - Class I	127,314	162,639	(35,325)	135,524	232,926	(97,402)
ING Variable Products Trust:						
ING MidCap Opportunities Portfolio - Class I	177	15,277	(15,100)	2,382	29,038	(26,656)
ING SmallCap Opportunities Portfolio - Class I	120,437	112,248	8,189	239,481	322,073	(82,592)

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
M Fund, Inc.:						
M Business Opportunity Value Fund	25,825	39,322	(13,497)	30,300	51,224	(20,924)
M Capital Appreciation Fund	109,086	62,881	46,205	33,114	48,861	(15,747)
M International Equity Fund	151,387	198,329	(46,942)	77,167	78,739	(1,572)
M Large Cap Growth Fund	45,061	91,695	(46,634)	153,354	23,477	129,877
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	29,770	42,728	(12,958)	40,771	52,059	(11,288)
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund - Initial Class	324	22,298	(21,974)	2,621	24,732	(22,111)

8.   Financial Highlights

A summary of unit values, units outstanding, and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2013	417	$16.16	to	$17.12	$	6,786	1.36%	0.00%	to	0.75%	28.25%	to	29.21%
2012	485	$12.60	to	$13.25	$	6,144	0.97%	0.00%	to	0.75%	13.00%	to	13.93%
2011	569	$11.15	to	$11.63	$	6,380	0.93%	0.00%	to	0.75%	-0.80%	to	-0.09%
2010	690	$11.24	to	$11.64	$	7,792	0.92%	0.00%	to	0.75%	8.81%	to	9.60%
2009	846	$10.33	to	$10.62	$	8,770	1.67%	0.00%	to	0.75%	27.22%	to	28.26%
American Funds Insurance Series® Growth Fund - Class 2													
2013	1,902	$20.14	to	$28.52	$	52,581	0.92%	0.00%	to	0.75%	29.15%	to	30.11%
2012	2,065	$15.48	to	$21.92	$	43,946	0.76%	0.00%	to	0.75%	16.99%	to	17.91%
2011	2,588	$13.13	to	$18.59	$	46,940	0.62%	0.00%	to	0.75%	-4.96%	to	-4.27%
2010	2,846	$13.72	to	$19.42	$	53,940	0.69%	0.00%	to	0.75%	17.80%	to	18.69%
2009	3,082	$11.56	to	$16.37	$	49,315	0.64%	0.00%	to	0.75%	38.31%	to	39.45%
American Funds Insurance Series® Growth-Income Fund - Class 2													
2013	1,256	$18.50	to	$25.67	$	31,330	1.36%	0.00%	to	0.75%	32.49%	to	33.49%
2012	1,328	$13.86	to	$19.23	$	24,813	1.57%	0.00%	to	0.75%	16.63%	to	17.56%
2011	1,575	$11.79	to	$16.37	$	25,116	1.57%	0.00%	to	0.75%	-2.60%	to	-1.80%
2010	1,643	$12.01	to	$16.67	$	26,750	1.41%	0.00%	to	0.75%	10.61%	to	11.43%
2009	1,733	$10.78	to	$14.96	$	25,339	1.51%	0.00%	to	0.75%	30.31%	to	31.23%
American Funds Insurance Series® International Fund - Class 2													
2013	1,591	$19.34	to	$31.59	$	48,698	1.40%	0.00%	to	0.75%	20.75%	to	21.64%
2012	1,681	$15.90	to	$25.97	$	42,279	1.52%	0.00%	to	0.75%	17.01%	to	17.88%
2011	1,805	$13.49	to	$22.03	$	38,613	1.80%	0.00%	to	0.75%	-14.60%	to	-13.91%
2010	1,918	$15.67	to	$25.60	$	47,770	1.94%	0.00%	to	0.75%	6.43%	to	7.20%
2009	1,978	$14.62	to	$23.88	$	46,093	1.60%	0.00%	to	0.75%	42.03%	to	43.08%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III													
2013	827	$15.75	to	$16.31	$	13,360	1.04%	0.00%	to	0.75%	13.55%	to	14.46%
2012	903	$13.87	to	$14.25	$	12,769	1.31%	0.00%	to	0.75%	9.21%	to	9.95%
2011	1,205	$12.70	to	$12.96	$	15,539	2.50%	0.00%	to	0.75%	-4.37%	to	-3.64%
2010	1,047	$13.28	to	$13.45	$	14,033	1.82%	0.00%	to	0.75%	8.94%	to	9.80%
2009	184	$12.19	to	$12.25	$	2,253	(a)	0.00%	to	0.75%		(a)	
Fidelity® VIP Equity-Income Portfolio - Service Class													
2013	331	$16.52	to	$17.63	$	5,691	2.28%	0.00%	to	0.75%	27.08%	to	28.03%
2012	408	$13.00	to	$13.77	$	5,471	3.46%	0.00%	to	0.75%	16.28%	to	17.19%
2011	344	$11.18	to	$11.75	$	3,948	2.84%	0.00%	to	0.75%	0.18%	to	0.86%
2010	356	$11.16	to	$11.65	$	4,081	1.69%	0.00%	to	0.75%	14.23%	to	15.04%
2009	374	$9.77	to	$10.13	$	3,733	2.47%	0.00%	to	0.75%	29.06%	to	30.05%
Fidelity® VIP Contrafund® Portfolio - Service Class													
2013	1,318	$20.16	to	$21.52	$	27,683	0.95%	0.00%	to	0.75%	30.15%	to	31.14%
2012	1,524	$15.49	to	$16.41	$	24,446	1.36%	0.00%	to	0.75%	15.51%	to	16.35%
2011	1,554	$13.41	to	$14.11	$	21,462	1.01%	0.00%	to	0.75%	-3.39%	to	-2.62%
2010	1,484	$13.88	to	$14.49	$	21,104	1.09%	0.00%	to	0.75%	16.25%	to	17.15%
2009	1,482	$11.94	to	$12.37	$	18,036	1.32%	0.00%	to	0.75%	34.61%	to	35.64%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2013	18	$14.02	to	$14.97	$	253	2.19%	0.00%	to	0.75%	-2.50%	to	-1.77%
2012	20	$14.38	to	$15.24	$	296	2.36%	0.00%	to	0.75%	5.12%	to	5.91%
2011	21	$13.68	to	$14.39	$	296	2.88%	0.00%	to	0.75%	6.54%	to	7.31%
2010	31	$12.84	to	$13.41	$	399	3.37%	0.00%	to	0.75%	7.00%	to	7.88%
2009	36	$12.00	to	$12.43	$	431	8.70%	0.00%	to	0.75%	14.83%	to	15.63%
ING Balanced Portfolio - Class I													
2013	604	$13.54	to	$14.34	$	8,308	2.18%	0.00%	to	0.75%	15.92%	to	16.68%
2012	658	$11.68	to	$12.29	$	7,776	3.07%	0.00%	to	0.75%	12.74%	to	13.69%
2011	722	$10.36	to	$10.81	$	7,547	2.74%	0.00%	to	0.75%	-2.08%	to	-1.37%
2010	889	$10.58	to	$10.96	$	9,474	2.93%	0.00%	to	0.75%	13.28%	to	14.17%
2009	1,198	$9.34	to	$9.60	$	11,250	4.42%	0.00%	to	0.75%	18.38%	to	19.25%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Portfolio - Class I													
2013	2,053	$15.08	to	$18.13	$	35,686	3.36%	0.00%	to	0.75%	-0.84%	to	-0.11%
2012	2,050	$15.10	to	$18.15	$	35,828	4.35%	0.00%	to	0.75%	8.56%	to	9.42%
2011	2,386	$13.80	to	$16.59	$	38,214	4.43%	0.00%	to	0.75%	6.71%	to	7.56%
2010	2,551	$12.83	to	$15.43	$	38,121	4.92%	0.00%	to	0.75%	9.06%	to	9.85%
2009	2,793	$11.68	to	$14.05	$	38,074	6.25%	0.00%	to	0.75%	10.69%	to	11.60%
ING BlackRock Health Sciences Opportunities Portfolio - Institutional Class													
2013	313	$21.37	to	$22.82	$	6,950	0.25%	0.00%	to	0.75%	43.62%	to	44.80%
2012	225	$14.88	to	$15.76	$	3,466	1.12%	0.00%	to	0.75%	18.10%	to	18.94%
2011	175	$11.51	to	$13.25	$	2,266	1.16%	0.00%	to	0.75%	4.30%	to	5.11%
2010	220	$10.95	to	$12.61	$	2,714	-	0.00%	to	0.75%	6.43%	to	7.25%
2009	455	$10.21	to	$11.76	$	5,253	-	0.00%	to	0.75%	19.47%	to	20.40%
ING BlackRock Large Cap Growth Portfolio - Institutional Class													
2013	144	$17.24	to	$18.40	$	2,586	1.16%	0.00%	to	0.75%	32.41%	to	33.43%
2012	115	$13.02	to	$13.79	$	1,569	0.88%	0.00%	to	0.75%	13.91%	to	14.73%
2011	137	$11.43	to	$12.02	$	1,620	0.46%	0.00%	to	0.75%	-2.06%	to	-1.31%
2010	190	$11.67	to	$12.18	$	2,254	0.50%	0.00%	to	0.75%	12.75%	to	13.62%
2009	169	$10.35	to	$10.72	$	1,771	0.62%	0.00%	to	0.75%	29.70%	to	30.57%
ING Clarion Global Real Estate Portfolio - Service Class													
2013	1,020	$10.51	to	$11.31	$	10,944	5.20%	0.00%	to	0.75%	2.94%	to	3.69%
2012	1,127	$10.21	to	$10.91	$	11,706	0.58%	0.00%	to	0.75%	24.82%	to	25.69%
2011	1,065	$8.18	to	$8.68	$	8,808	4.18%	0.00%	to	0.75%	-6.08%	to	-5.29%
2010	1,192	$8.71	to	$9.17	$	10,465	10.10%	0.00%	to	0.75%	15.21%	to	15.93%
2009	1,471	$7.56	to	$7.66	$	11,179	2.15%	0.00%	to	0.75%	32.40%	to	33.45%
ING DFA World Equity Portfolio - Institutional Class													
2013	167	$11.89	to	$12.41	$	2,059	1.94%	0.00%	to	0.75%	24.37%	to	25.35%
2012	147	$9.56	to	$9.90	$	1,441	1.94%	0.00%	to	0.75%	17.30%	to	18.14%
2011	88	$8.15	to	$8.38	$	729	2.63%	0.00%	to	0.75%	-9.65%	to	-8.91%
2010	36	$9.02	to	$9.20	$	334	1.83%	0.00%	to	0.75%	24.24%	to	25.17%
2009	14	$7.26	to	$7.35	$	102	-	0.00%	to	0.75%	21.20%	to	22.09%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class													
2013	994	$16.53	to	$20.08	$	16,744	0.68%	0.00%	to	0.75%	35.38%	to	36.41%
2012	1,519	$12.21	to	$14.72	$	18,771	0.90%	0.00%	to	0.75%	14.11%	to	14.95%
2011	1,635	$10.70	to	$12.81	$	17,656	0.21%	0.00%	to	0.75%	-11.42%	to	-10.71%
2010	1,824	$12.08	to	$14.35	$	22,228	0.38%	0.00%	to	0.75%	27.70%	to	28.58%
2009	1,836	$9.46	to	$11.16	$	17,475	0.70%	0.00%	to	0.75%	38.51%	to	39.67%
ING Franklin Templeton Founding Strategy Portfolio - Institutional Class													
2013	95	$13.48	to	$14.07	$	1,320	2.74%	0.00%	to	0.75%	23.44%	to	24.40%
2012	84	$10.92	to	$11.31	$	942	3.73%	0.00%	to	0.75%	15.31%	to	16.12%
2011	69	$9.47	to	$9.74	$	667	3.53%	0.00%	to	0.75%	-1.76%	to	-1.02%
2010	71	$9.64	to	$9.84	$	692	0.74%	0.00%	to	0.75%	10.17%	to	10.94%
2009	381	$8.75	to	$8.87	$	3,355	0.46%	0.00%	to	0.75%	29.63%	to	30.63%
ING Global Resources Portfolio - Institutional Class													
2013	382	$31.54	to	$34.48	$	12,475	0.99%	0.00%	to	0.75%	12.98%	to	13.82%
2012	573	$27.71	to	$30.52	$	16,414	1.04%	0.00%	to	0.75%	-3.30%	to	-2.57%
2011	658	$28.44	to	$31.56	$	19,383	0.75%	0.00%	to	0.75%	-9.60%	to	-8.93%
2010	757	$31.23	to	$34.91	$	24,638	1.01%	0.00%	to	0.75%	21.05%	to	21.99%
2009	510	$17.38	to	$28.84	$	13,899	0.51%	0.00%	to	0.75%	36.75%	to	37.72%
ING Invesco Growth and Income Portfolio - Service Class													
2013	691	$17.76	to	$18.96	$	12,796	1.40%	0.00%	to	0.75%	32.83%	to	33.90%
2012	682	$13.37	to	$14.16	$	9,472	1.93%	0.00%	to	0.75%	13.69%	to	14.56%
2011	675	$11.76	to	$12.36	$	8,179	1.24%	0.00%	to	0.75%	-2.89%	to	-2.15%
2010	657	$12.11	to	$12.64	$	8,169	0.24%	0.00%	to	0.75%	11.72%	to	12.56%
2009	598	$10.84	to	$11.23	$	6,631	1.31%	0.00%	to	0.75%	23.04%	to	23.95%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2013	2,207	$14.11	to	$15.02	$	31,982	1.11%	0.00%	to	0.75%	-6.18%	to	-5.44%
2012	2,053	$15.04	to	$15.90	$	31,544	-	0.00%	to	0.75%	18.43%	to	19.37%
2011	2,037	$12.70	to	$13.32	$	26,311	1.04%	0.00%	to	0.75%	-18.64%	to	-18.06%
2010	2,488	$15.61	to	$16.26	$	39,420	0.67%	0.00%	to	0.75%	19.71%	to	20.62%
2009	2,557	$13.04	to	$13.48	$	33,751	1.52%	0.00%	to	0.75%	70.68%	to	72.16%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2013	1,238	$24.02	to	$27.04	$	31,624	0.92%	0.00%	to	0.75%	38.34%	to	39.38%
2012	1,305	$17.24	to	$19.40	$	24,029	0.41%	0.00%	to	0.75%	18.05%	to	18.98%
2011	1,438	$14.49	to	$16.31	$	22,377	0.54%	0.00%	to	0.75%	-1.79%	to	-1.03%
2010	1,749	$14.65	to	$16.48	$	27,719	0.42%	0.00%	to	0.75%	26.15%	to	27.17%
2009	1,818	$11.52	to	$12.97	$	22,778	0.72%	0.00%	to	0.75%	26.45%	to	27.43%
ING Large Cap Growth Portfolio - Institutional Class													
2013	1,262	$24.05	to	$25.67	$	30,788	0.53%	0.00%	to	0.75%	30.00%	to	30.98%
2012	1,318	$18.50	to	$19.61	$	24,685	0.56%	0.00%	to	0.75%	17.16%	to	18.13%
2011	1,411	$15.79	to	$16.60	$	22,495	0.30%	0.00%	to	0.75%	1.74%	to	2.49%
2010	1,546	$15.52	to	$16.20	$	24,199	0.40%	0.00%	to	0.75%	13.70%	to	14.57%
2009	1,777	$13.65	to	$14.14	$	24,431	0.51%	0.00%	to	0.75%	41.74%	to	42.83%
ING Large Cap Value Portfolio - Institutional Class													
2013	402	$14.99	to	$15.33	$	6,089	0.70%	0.00%	to	0.75%	29.90%	to	30.91%
2012	14	$11.54	to	$11.71	$	162	2.57%	0.00%	to	0.75%	13.81%	to	14.69%
2011	15	$10.14	to	$10.21	$	149	(c)	0.00%	to	0.75%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Limited Maturity Bond Portfolio - Service Class													
2013	1,537	$11.88	to	$16.87	$	21,326	0.89%	0.00%	to	0.75%	0.00%	to	0.72%
2012	1,586	$11.88	to	$16.75	$	21,872	0.81%	0.00%	to	0.75%	0.68%	to	1.52%
2011	1,858	$11.80	to	$16.51	$	25,802	3.42%	0.00%	to	0.75%	0.43%	to	1.16%
2010	2,069	$11.75	to	$16.32	$	27,718	3.78%	0.00%	to	0.75%	2.35%	to	3.16%
2009	2,123	$11.48	to	$15.82	$	28,147	4.51%	0.00%	to	0.75%	6.39%	to	7.18%
ING Liquid Assets Portfolio - Class I													
2013	3,002		$11.04		$	33,144	-		0.75%			-0.72%	
2012	4,152		$11.12		$	46,173	0.10%		0.75%			-0.63%	
2011	4,778		$11.19		$	53,468	0.01%		0.75%			-0.71%	
2010	5,142		$11.27		$	57,949	0.06%		0.75%			-0.70%	
2009	5,979		$11.35		$	67,860	0.34%		0.75%			-0.26%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Liquid Assets Portfolio - Service Class													
2013	2,341		$13.46		$	31,513	-		-			-	
2012	2,589	$11.55	to	$13.46	$	34,850	-		-			-	
2011	2,978	$11.55	to	$13.46	$	40,049	-		-			-	
2010	2,743	$11.55	to	$13.46	$	36,858	-		-			-	
2009	3,032	$11.55	to	$13.46	$	40,762	0.09%		-		0.35%	to	0.37%
ING Marsico Growth Portfolio - Institutional Class													
2013	418	$16.17	to	$24.71	$	7,805	1.05%	0.00%	to	0.75%	34.88%	to	35.88%
2012	532	$11.90	to	$18.32	$	7,380	0.69%	0.00%	to	0.75%	12.05%	to	12.90%
2011	706	$10.54	to	$16.35	$	8,567	0.45%	0.00%	to	0.75%	-2.15%	to	-1.40%
2010	588	$10.69	to	$16.71	$	7,271	0.75%	0.00%	to	0.75%	19.19%	to	20.11%
2009	616	$8.90	to	$14.02	$	6,273	1.11%	0.00%	to	0.75%	28.39%	to	29.36%
ING MFS Total Return Portfolio - Institutional Class													
2013	285	$16.84	to	$23.81	$	6,453	2.39%	0.00%	to	0.75%	18.11%	to	19.05%
2012	280	$16.73	to	$20.00	$	5,324	2.61%	0.00%	to	0.75%	10.58%	to	11.42%
2011	296	$15.13	to	$17.95	$	5,013	2.44%	0.00%	to	0.75%	1.14%	to	1.87%
2010	318	$14.96	to	$17.62	$	5,158	0.41%	0.00%	to	0.75%	9.36%	to	10.13%
2009	414	$11.31	to	$16.00	$	6,126	2.78%	0.00%	to	0.75%	17.22%	to	18.17%
ING MFS Utilities Portfolio - Service Class													
2013	385	$24.47	to	$26.11	$	9,653	1.97%	0.00%	to	0.75%	19.31%	to	20.16%
2012	470	$20.51	to	$21.73	$	9,832	3.02%	0.00%	to	0.75%	12.45%	to	13.30%
2011	580	$18.24	to	$19.18	$	10,818	3.68%	0.00%	to	0.75%	5.56%	to	6.38%
2010	519	$17.28	to	$18.03	$	9,086	2.61%	0.00%	to	0.75%	12.87%	to	13.68%
2009	537	$15.31	to	$15.86	$	8,294	4.89%	0.00%	to	0.75%	31.76%	to	32.83%
ING Multi-Manager Large Cap Core Portfolio - Institutional Class													
2013	87	$16.72	to	$17.84	$	1,481	1.00%	0.00%	to	0.75%	29.71%	to	30.70%
2012	85	$12.89	to	$13.65	$	1,113	1.39%	0.00%	to	0.75%	9.70%	to	10.44%
2011	111	$11.75	to	$12.36	$	1,327	1.33%	0.00%	to	0.75%	-5.01%	to	-4.26%
2010	170	$12.37	to	$12.91	$	2,129	1.34%	0.00%	to	0.75%	15.28%	to	16.10%
2009	147	$10.73	to	$11.12	$	1,590	1.58%	0.00%	to	0.75%	23.48%	to	24.52%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Bond Portfolio - Institutional Class													
2013	3,015	$13.36	to	$13.94	$	41,147	3.58%	0.00%	to	0.75%	-2.20%	to	-1.42%
2012	3,499	$13.66	to	$14.15	$	48,641	3.81%	0.00%	to	0.75%	8.16%	to	9.01%
2011	3,269	$12.63	to	$12.98	$	41,876	4.33%	0.00%	to	0.75%	2.93%	to	3.69%
2010	3,281	$12.27	to	$12.52	$	40,631	5.71%	0.00%	to	0.75%	7.26%	to	8.07%
2009	2,479	$11.44	to	$11.59	$	28,533	4.86%	0.00%	to	0.75%	13.83%	to	14.64%
ING Retirement Growth Portfolio - Institutional Class													
2013	2,419	$13.74	to	$14.18	$	34,039	2.24%	0.00%	to	0.75%	18.35%	to	19.26%
2012	2,504	$11.61	to	$11.89	$	29,603	2.85%	0.00%	to	0.75%	12.61%	to	13.45%
2011	2,450	$10.31	to	$10.48	$	25,559	1.26%	0.00%	to	0.75%	-1.53%	to	-0.76%
2010	2,508	$10.47	to	$10.56	$	26,416	0.46%	0.00%	to	0.75%	11.26%	to	12.10%
2009	2,814	$9.41	to	$9.42	$	26,501	(a)	0.00%	to	0.75%		(a)	
ING Retirement Moderate Growth Portfolio - Institutional Class													
2013	1,239	$13.56	to	$14.00	$	17,191	2.70%	0.00%	to	0.75%	15.21%	to	16.18%
2012	1,219	$11.77	to	$12.05	$	14,603	3.07%	0.00%	to	0.75%	11.35%	to	12.09%
2011	1,343	$10.57	to	$10.75	$	14,363	1.49%	0.00%	to	0.75%	-0.38%	to	0.47%
2010	1,380	$10.61	to	$10.70	$	14,727	0.52%	0.00%	to	0.75%	10.52%	to	11.34%
2009	1,323	$9.60	to	$9.61	$	12,706	(a)	0.00%	to	0.75%		(a)	
ING Retirement Moderate Portfolio - Institutional Class													
2013	722	$13.28	to	$13.70	$	9,718	3.11%	0.00%	to	0.75%	9.48%	to	10.31%
2012	772	$12.13	to	$12.42	$	9,467	3.53%	0.00%	to	0.75%	9.77%	to	10.60%
2011	843	$11.05	to	$11.23	$	9,378	1.70%	0.00%	to	0.75%	1.94%	to	2.65%
2010	788	$10.84	to	$10.94	$	8,571	0.63%	0.00%	to	0.75%	8.84%	to	9.73%
2009	752	$9.96	to	$9.97	$	7,498	(a)	0.00%	to	0.75%		(a)	
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2013	2,115	$21.22	to	$32.85	$	66,527	1.38%	0.00%	to	0.75%	21.59%	to	22.53%
2012	2,160	$17.32	to	$26.81	$	55,562	1.87%	0.00%	to	0.75%	13.92%	to	14.78%
2011	2,254	$15.09	to	$23.36	$	50,632	2.10%	0.00%	to	0.75%	2.38%	to	3.14%
2010	2,468	$14.63	to	$22.65	$	54,007	1.76%	0.00%	to	0.75%	13.48%	to	14.34%
2009	2,850	$12.80	to	$19.81	$	54,665	2.19%	0.00%	to	0.75%	32.59%	to	33.61%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Institutional Class													
2013	1,261	$24.48	to	$24.61	$	30,952	1.90%	0.00%	to	0.75%	29.05%	to	30.01%
2012	1,387	$18.83	to	$19.07	$	26,310	2.26%	0.00%	to	0.75%	16.56%	to	17.47%
2011	1,487	$16.03	to	$16.36	$	24,132	2.49%	0.00%	to	0.75%	-1.39%	to	-0.62%
2010	1,313	$16.13	to	$16.59	$	21,486	1.86%	0.00%	to	0.75%	14.33%	to	15.21%
2009	1,339	$10.59	to	$14.51	$	19,112	1.95%	0.00%	to	0.75%	24.34%	to	25.34%
ING T. Rowe Price International Stock Portfolio - Institutional Class													
2013	518	$16.84	to	$17.97	$	9,066	1.29%	0.00%	to	0.75%	13.71%	to	14.53%
2012	553	$14.81	to	$15.69	$	8,463	0.55%	0.00%	to	0.75%	18.10%	to	19.04%
2011	624	$12.54	to	$13.18	$	8,049	3.70%	0.00%	to	0.75%	-12.67%	to	-12.07%
2010	691	$14.36	to	$14.99	$	10,153	1.60%	0.00%	to	0.75%	13.07%	to	13.91%
2009	705	$12.70	to	$13.16	$	9,118	1.54%	0.00%	to	0.75%	37.00%	to	38.09%
ING U.S. Stock Index Portfolio - Institutional Class													
2013	8,401	$18.53	to	$19.93	$	157,986	1.96%	0.00%	to	0.75%	31.05%	to	32.07%
2012	9,001	$14.14	to	$15.09	$	128,974	1.91%	0.00%	to	0.75%	14.96%	to	15.81%
2011	9,748	$12.30	to	$13.03	$	121,302	1.91%	0.00%	to	0.75%	0.99%	to	1.80%
2010	10,984	$12.18	to	$12.80	$	135,066	1.49%	0.00%	to	0.75%	13.94%	to	14.70%
2009	12,302	$10.46	to	$11.16	$	132,595	0.62%	0.00%	to	0.75%	25.18%	to	26.24%
ING Global Perspectives Fund - Class I													
2013	17		$10.55		$	181	(e)		-			(e)	
2012	(e)		(e)			(e)	(e)		(e)			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
ING American Century Small-Mid Cap Value Portfolio - Initial Class													
2013	4	$22.12	to	$23.61	$	91	0.90%	0.00%	to	0.75%	30.81%	to	31.75%
2012	7	$16.91	to	$17.92	$	131	1.23%	0.00%	to	0.75%	15.74%	to	16.59%
2011	13	$14.61	to	$15.37	$	194	1.37%	0.00%	to	0.75%	-3.69%	to	-2.97%
2010	16	$15.17	to	$15.84	$	245	1.20%	0.00%	to	0.75%	21.46%	to	22.41%
2009	20	$12.49	to	$12.94	$	254	1.47%	0.00%	to	0.75%	35.03%	to	36.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Growth Portfolio - Initial Class													
2013	747	$22.22	to	$23.72	$	17,134	1.60%	0.00%	to	0.75%	38.18%	to	39.22%
2012	710	$16.08	to	$17.04	$	11,798	-	0.00%	to	0.75%	19.11%	to	20.00%
2011	742	$13.50	to	$14.20	$	10,305	-	0.00%	to	0.75%	1.66%	to	2.46%
2010	1,083	$13.28	to	$13.86	$	14,740	-	0.00%	to	0.75%	25.88%	to	26.81%
2009	873	$10.55	to	$10.93	$	9,381	-	0.00%	to	0.75%	34.57%	to	35.51%
ING Columbia Small Cap Value II Portfolio - Initial Class													
2013	553	$16.12	to	$17.07	$	9,163	0.96%	0.00%	to	0.75%	39.21%	to	40.26%
2012	556	$11.58	to	$12.17	$	6,605	0.54%	0.00%	to	0.75%	13.75%	to	14.60%
2011	658	$10.18	to	$10.62	$	6,850	0.69%	0.00%	to	0.75%	-3.23%	to	-2.48%
2010	653	$10.52	to	$10.89	$	7,000	1.44%	0.00%	to	0.75%	24.50%	to	25.46%
2009	754	$8.45	to	$8.68	$	6,448	1.21%	0.00%	to	0.75%	24.08%	to	25.07%
ING Global Bond Portfolio - Service Class													
2013	1,161	$14.14	to	$15.19	$	16,876	1.80%	0.00%	to	0.75%	-4.97%	to	-4.25%
2012	1,238	$14.88	to	$15.87	$	18,884	6.43%	0.00%	to	0.75%	6.82%	to	7.67%
2011	1,173	$13.93	to	$14.74	$	16,690	7.24%	0.00%	to	0.75%	2.73%	to	3.53%
2010	1,226	$13.56	to	$14.24	$	16,888	3.12%	0.00%	to	0.75%	14.72%	to	15.58%
2009	1,350	$11.82	to	$12.32	$	16,156	3.77%	0.00%	to	0.75%	20.37%	to	21.29%
ING Invesco Comstock Portfolio - Initial Class													
2013	428	$18.18	to	$22.54	$	9,347	1.07%	0.00%	to	0.75%	34.53%	to	35.47%
2012	401	$13.42	to	$16.64	$	6,479	1.50%	0.00%	to	0.75%	17.90%	to	18.86%
2011	443	$11.30	to	$14.00	$	6,041	1.65%	0.00%	to	0.75%	-2.54%	to	-1.74%
2010	478	$11.50	to	$14.26	$	6,651	1.50%	0.00%	to	0.75%	14.48%	to	15.37%
2009	549	$9.97	to	$12.36	$	6,640	3.02%	0.00%	to	0.75%	27.96%	to	28.98%
ING Invesco Equity and Income Portfolio - Initial Class													
2013	146	$18.79	to	$20.52	$	2,890	1.73%	0.00%	to	0.75%	24.03%	to	24.97%
2012	95	$15.15	to	$16.42	$	1,497	2.25%	0.00%	to	0.75%	11.89%	to	12.77%
2011	153	$13.37	to	$14.56	$	2,151	2.45%	0.00%	to	0.75%	-1.81%	to	-1.04%
2010	129	$13.51	to	$14.72	$	1,855	1.66%	0.00%	to	0.75%	11.48%	to	12.30%
2009	184	$12.03	to	$13.11	$	2,366	1.87%	0.00%	to	0.75%	21.75%	to	22.75%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Initial Class													
2013	710	$22.03	to	$34.03	$	23,197	0.95%	0.00%	to	0.75%	30.93%	to	31.90%
2012	518	$16.71	to	$25.80	$	12,975	0.92%	0.00%	to	0.75%	19.41%	to	20.39%
2011	590	$13.88	to	$21.44	$	12,323	1.09%	0.00%	to	0.75%	1.31%	to	2.06%
2010	614	$13.60	to	$21.01	$	12,599	0.94%	0.00%	to	0.75%	22.41%	to	23.30%
2009	724	$11.03	to	$17.04	$	12,046	1.33%	0.00%	to	0.75%	24.90%	to	25.94%
ING Oppenheimer Global Portfolio - Initial Class													
2013	656	$19.57	to	$20.90	$	13,236	0.93%	0.00%	to	0.75%	26.18%	to	27.13%
2012	1,142	$15.51	to	$16.44	$	18,504	1.24%	0.00%	to	0.75%	20.79%	to	21.69%
2011	1,119	$12.84	to	$13.51	$	14,928	1.49%	0.00%	to	0.75%	-8.87%	to	-8.10%
2010	1,063	$14.09	to	$14.70	$	15,468	1.61%	0.00%	to	0.75%	15.21%	to	16.07%
2009	602	$12.23	to	$12.67	$	7,514	2.87%	0.00%	to	0.75%	38.51%	to	39.62%
ING PIMCO Total Return Portfolio - Initial Class													
2013	494	$15.55	to	$16.85	$	7,980	3.50%	0.00%	to	0.75%	-2.39%	to	-1.63%
2012	567	$15.93	to	$17.13	$	9,371	3.12%	0.00%	to	0.75%	7.42%	to	8.21%
2011	714	$14.83	to	$15.83	$	10,954	3.15%	0.00%	to	0.75%	2.70%	to	3.48%
2010	846	$14.38	to	$15.30	$	12,592	3.24%	0.00%	to	0.75%	7.04%	to	7.82%
2009	1,050	$13.34	to	$14.19	$	14,513	2.96%	0.00%	to	0.75%	12.04%	to	12.96%
ING Pioneer High Yield Portfolio - Initial Class													
2013	1,597	$17.62	to	$18.38	$	28,736	4.82%	0.00%	to	0.75%	11.52%	to	12.28%
2012	1,850	$15.80	to	$16.37	$	29,740	6.13%	0.00%	to	0.75%	15.33%	to	16.26%
2011	1,517	$13.70	to	$14.08	$	20,994	5.53%	0.00%	to	0.75%	-1.44%	to	-0.71%
2010	1,756	$13.90	to	$14.18	$	24,558	5.87%	0.00%	to	0.75%	18.10%	to	19.08%
2009	1,981	$11.69	to	$11.92	$	23,386	8.42%	0.00%	to	0.75%	65.77%	to	67.18%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2013	1,616	$22.12	to	$23.61	$	36,509	0.29%	0.00%	to	0.75%	34.14%	to	35.16%
2012	1,730	$16.49	to	$17.47	$	29,026	0.50%	0.00%	to	0.75%	15.31%	to	16.18%
2011	1,989	$14.30	to	$15.04	$	28,840	0.32%	0.00%	to	0.75%	-4.48%	to	-3.70%
2010	2,420	$14.97	to	$15.62	$	36,658	0.27%	0.00%	to	0.75%	27.62%	to	28.45%
2009	2,750	$11.73	to	$12.16	$	32,561	0.41%	0.00%	to	0.75%	45.35%	to	46.51%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class													
2013	1,043	$13.35	to	$13.52	$	14,008	1.58%	0.00%	to	0.75%	19.41%	to	20.28%
2012	1,091	$11.18	to	$11.24	$	12,220	(d)	0.00%	to	0.75%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Strategic Allocation Conservative Portfolio - Class I													
2013	7	$14.95	to	$16.03	$	100	2.03%	0.00%	to	0.75%	11.24%	to	12.10%
2012	7	$13.44	to	$14.30	$	97	3.23%	0.00%	to	0.75%	11.44%	to	12.33%
2011	7	$12.06	to	$12.73	$	89	4.44%	0.00%	to	0.75%	1.09%	to	1.76%
2010	8	$11.93	to	$12.51	$	91	4.23%	0.00%	to	0.75%	10.16%	to	11.10%
2009	9	$10.83	to	$11.26	$	98	8.56%	0.00%	to	0.75%	17.08%	to	17.91%
ING Strategic Allocation Growth Portfolio - Class I													
2013	22	$16.03	to	$17.18	$	365	1.75%	0.00%	to	0.75%	21.53%	to	22.36%
2012	24	$13.19	to	$14.04	$	321	1.59%	0.00%	to	0.75%	14.10%	to	14.99%
2011	26	$11.56	to	$12.21	$	308	2.74%	0.00%	to	0.75%	-3.67%	to	-2.86%
2010	28	$12.00	to	$12.57	$	350	3.30%	0.00%	to	0.75%	12.25%	to	13.04%
2009	40	$10.69	to	$11.12	$	439	12.10%	0.00%	to	0.75%	24.30%	to	25.23%
ING Strategic Allocation Moderate Portfolio - Class I													
2013	82	$15.41	to	$16.52	$	1,343	2.14%	0.00%	to	0.75%	15.69%	to	16.58%
2012	90	$13.32	to	$14.17	$	1,276	2.10%	0.00%	to	0.75%	12.79%	to	13.63%
2011	96	$11.81	to	$12.47	$	1,197	3.39%	0.00%	to	0.75%	-1.34%	to	-0.56%
2010	102	$11.97	to	$12.54	$	1,280	4.09%	0.00%	to	0.75%	11.25%	to	11.96%
2009	136	$10.76	to	$11.20	$	1,507	9.14%	0.00%	to	0.75%	20.90%	to	21.87%
ING Growth and Income Portfolio - Class I													
2013	694	$13.33	to	$22.25	$	9,579	1.55%	0.00%	to	0.75%	29.67%	to	30.71%
2012	520	$10.28	to	$17.03	$	5,516	1.89%	0.00%	to	0.75%	14.86%	to	15.77%
2011	549	$8.95	to	$14.71	$	5,046	1.30%	0.00%	to	0.75%	-1.00%	to	-0.22%
2010	570	$9.04	to	$14.75	$	5,248	1.12%	0.00%	to	0.75%	13.28%	to	14.16%
2009	548	$7.98	to	$12.92	$	4,434	2.66%	0.00%	to	0.75%	29.34%	to	30.39%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class I													
2013	985	$17.34	to	$18.94	$	17,601	1.80%	0.00%	to	0.75%	31.86%	to	32.91%
2012	1,012	$13.15	to	$14.25	$	13,703	1.65%	0.00%	to	0.75%	13.66%	to	14.46%
2011	1,005	$11.49	to	$12.45	$	11,949	1.94%	0.00%	to	0.75%	-0.86%	to	-0.08%
2010	1,066	$11.50	to	$12.46	$	12,746	1.78%	0.00%	to	0.75%	13.08%	to	13.97%
2009	988	$10.09	to	$10.94	$	10,431	3.04%	0.00%	to	0.75%	22.27%	to	23.20%
ING Index Plus MidCap Portfolio - Class I													
2013	404	$20.59	to	$25.85	$	10,109	1.22%	0.00%	to	0.75%	33.58%	to	34.58%
2012	459	$15.30	to	$19.21	$	8,561	0.99%	0.00%	to	0.75%	16.81%	to	17.71%
2011	457	$13.00	to	$16.32	$	7,246	0.97%	0.00%	to	0.75%	-1.88%	to	-1.14%
2010	621	$13.15	to	$16.51	$	9,922	1.41%	0.00%	to	0.75%	20.97%	to	21.94%
2009	818	$10.79	to	$13.54	$	10,716	1.65%	0.00%	to	0.75%	30.67%	to	31.75%
ING Index Plus SmallCap Portfolio - Class I													
2013	502	$23.32	to	$25.47	$	12,367	0.93%	0.00%	to	0.75%	41.68%	to	42.69%
2012	504	$16.46	to	$17.85	$	8,753	0.64%	0.00%	to	0.75%	11.52%	to	12.41%
2011	577	$12.03	to	$15.88	$	8,930	0.84%	0.00%	to	0.75%	-1.47%	to	-0.74%
2010	666	$12.12	to	$16.00	$	10,406	0.78%	0.00%	to	0.75%	21.89%	to	22.92%
2009	831	$9.86	to	$13.02	$	10,546	1.71%	0.00%	to	0.75%	23.89%	to	24.83%
ING International Index Portfolio - Class S													
2013	1,370	$17.63	to	$18.26	$	24,265	1.85%	0.00%	to	0.75%	20.18%	to	21.09%
2012	1,184	$14.67	to	$15.08	$	17,440	2.57%	0.00%	to	0.75%	17.64%	to	18.46%
2011	1,306	$12.47	to	$12.73	$	16,340	2.47%	0.00%	to	0.75%	-13.10%	to	-12.39%
2010	1,451	$14.35	to	$14.53	$	20,857	3.29%	0.00%	to	0.75%	6.77%	to	7.63%
2009	1,685	$13.44	to	$13.50	$	22,654	(a)	0.00%	to	0.75%		(a)	
ING Russell™ Large Cap Growth Index Portfolio - Class I													
2013	1,787	$22.03	to	$22.81	$	39,651	1.43%	0.00%	to	0.75%	31.05%	to	32.00%
2012	2,036	$16.81	to	$17.28	$	34,394	1.31%	0.00%	to	0.75%	13.66%	to	14.51%
2011	2,228	$14.79	to	$15.09	$	33,051	1.18%	0.00%	to	0.75%	3.43%	to	4.21%
2010	2,653	$14.30	to	$14.48	$	37,997	0.63%	0.00%	to	0.75%	11.89%	to	12.77%
2009	2,988	$12.78	to	$12.84	$	38,213	(a)	0.00%	to	0.75%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class I													
2013	162	$21.83	to	$22.61	$	3,639	1.28%	0.00%	to	0.75%	31.11%	to	32.07%
2012	108	$16.65	to	$17.12	$	1,836	2.52%	0.00%	to	0.75%	14.67%	to	15.60%
2011	107	$14.52	to	$14.81	$	1,575	1.31%	0.00%	to	0.75%	1.82%	to	2.56%
2010	114	$14.26	to	$14.44	$	1,636	4.83%	0.00%	to	0.75%	11.32%	to	12.20%
2009	176	$12.81	to	$12.87	$	2,255	(a)	0.00%	to	0.75%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class I													
2013	269	$21.02	to	$21.77	$	5,756	1.50%	0.00%	to	0.75%	30.88%	to	31.86%
2012	358	$16.06	to	$16.51	$	5,839	2.27%	0.00%	to	0.75%	15.29%	to	16.19%
2011	345	$13.93	to	$14.21	$	4,843	1.63%	0.00%	to	0.75%	0.14%	to	0.85%
2010	337	$13.91	to	$14.09	$	4,708	1.53%	0.00%	to	0.75%	10.48%	to	11.38%
2009	385	$12.59	to	$12.65	$	4,862	(a)	0.00%	to	0.75%		(a)	
ING Russell™ Mid Cap Growth Index Portfolio - Class I													
2013	121	$24.57	to	$25.44	$	3,026	0.92%	0.00%	to	0.75%	34.26%	to	35.25%
2012	119	$18.30	to	$18.81	$	2,212	0.65%	0.00%	to	0.75%	14.88%	to	15.75%
2011	151	$15.93	to	$16.25	$	2,422	0.68%	0.00%	to	0.75%	-2.75%	to	-2.05%
2010	177	$16.38	to	$16.59	$	2,908	0.32%	0.00%	to	0.75%	25.33%	to	26.26%
2009	160	$13.07	to	$13.14	$	2,095	(a)	0.00%	to	0.75%		(a)	
ING Russell™ Small Cap Index Portfolio - Class I													
2013	169	$16.68	to	$17.41	$	2,879	1.11%	0.00%	to	0.75%	37.74%	to	38.84%
2012	190	$12.11	to	$12.54	$	2,345	1.03%	0.00%	to	0.75%	15.11%	to	16.00%
2011	143	$10.52	to	$10.81	$	1,523	1.04%	0.00%	to	0.75%	-4.62%	to	-3.91%
2010	139	$11.03	to	$11.25	$	1,542	0.67%	0.00%	to	0.75%	25.48%	to	26.40%
2009	131	$8.79	to	$8.90	$	1,159	-	0.00%	to	0.75%	25.75%	to	26.60%
ING Small Company Portfolio - Class S													
2013	684	$15.92	to	$16.37	$	10,998	0.29%	0.00%	to	0.75%	36.30%	to	37.33%
2012	776	$11.68	to	$11.92	$	9,129	0.14%	0.00%	to	0.75%	13.40%	to	14.29%
2011	927	$10.30	to	$10.43	$	9,592	0.23%	0.00%	to	0.75%	-3.38%	to	-2.71%
2010	1,082	$10.66	to	$10.72	$	11,560	(b)	0.00%	to	0.75%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Bond Index Portfolio - Class I													
2013	309	$12.11	to	$12.63	$	3,814	1.95%	0.00%	to	0.75%	-3.20%	to	-2.55%
2012	344	$12.51	to	$12.96	$	4,372	2.04%	0.00%	to	0.75%	3.05%	to	3.85%
2011	441	$12.14	to	$12.48	$	5,435	2.09%	0.00%	to	0.75%	6.40%	to	7.22%
2010	300	$11.41	to	$11.64	$	3,454	2.85%	0.00%	to	0.75%	5.36%	to	6.11%
2009	458	$10.83	to	$10.97	$	4,975	2.34%	0.00%	to	0.75%	5.04%	to	5.89%
ING MidCap Opportunities Portfolio - Class I													
2013	106	$24.33	to	$26.77	$	2,762	0.04%	0.00%	to	0.75%	31.02%	to	31.94%
2012	121	$18.57	to	$20.29	$	2,392	0.53%	0.00%	to	0.75%	13.30%	to	14.25%
2011	148	$16.39	to	$17.76	$	2,558	-	0.00%	to	0.75%	-1.21%	to	-0.56%
2010	167	$16.59	to	$17.86	$	2,914	0.68%	0.00%	to	0.75%	29.31%	to	30.36%
2009	197	$12.83	to	$13.70	$	2,639	0.23%	0.00%	to	0.75%	40.37%	to	41.53%
ING SmallCap Opportunities Portfolio - Class I													
2013	408	$18.91	to	$26.58	$	8,007	-	0.00%	to	0.75%	38.03%	to	39.09%
2012	399	$13.70	to	$19.11	$	5,696	-	0.00%	to	0.75%	14.26%	to	15.19%
2011	482	$11.99	to	$16.59	$	5,977	-	0.00%	to	0.75%	0.08%	to	0.85%
2010	553	$11.98	to	$16.45	$	6,904	-	0.00%	to	0.75%	31.36%	to	32.34%
2009	813	$9.12	to	$12.43	$	7,675	-	0.00%	to	0.75%	30.10%	to	31.09%
M Business Opportunity Value Fund													
2013	115	$19.37	to	$21.15	$	2,280	2.45%	0.00%	to	0.75%	33.22%	to	34.20%
2012	129	$14.54	to	$15.76	$	1,891	1.06%	0.00%	to	0.75%	16.41%	to	17.26%
2011	150	$12.49	to	$13.44	$	1,895	0.37%	0.00%	to	0.75%	-4.80%	to	-4.07%
2010	182	$13.12	to	$14.01	$	2,417	0.70%	0.00%	to	0.75%	8.43%	to	9.28%
2009	198	$12.10	to	$12.82	$	2,426	0.86%	0.00%	to	0.75%	23.60%	to	24.59%
M Capital Appreciation Fund													
2013	321	$30.40	to	$33.45	$	9,803	-	0.00%	to	0.75%	38.18%	to	39.20%
2012	275	$22.00	to	$24.03	$	6,072	0.33%	0.00%	to	0.75%	16.53%	to	17.45%
2011	291	$18.88	to	$20.46	$	5,508	-	0.00%	to	0.75%	-7.90%	to	-7.25%
2010	363	$20.50	to	$22.06	$	7,482	0.18%	0.00%	to	0.75%	26.08%	to	27.00%
2009	418	$16.26	to	$17.37	$	6,822	0.05%	0.00%	to	0.75%	47.42%	to	48.59%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
M International Equity Fund													
2013	681	$19.44	to	$21.39	$	13,444	2.37%	0.00%	to	0.75%	15.44%	to	16.31%
2012	728	$16.84	to	$18.39	$	12,330	2.12%	0.00%	to	0.75%	19.77%	to	20.67%
2011	729	$14.06	to	$15.24	$	10,287	3.06%	0.00%	to	0.75%	-14.16%	to	-13.56%
2010	784	$16.38	to	$17.63	$	12,881	3.05%	0.00%	to	0.75%	3.80%	to	4.63%
2009	861	$15.78	to	$16.85	$	13,630	2.28%	0.00%	to	0.75%	24.35%	to	25.28%
M Large Cap Growth Fund													
2013	209	$20.08	to	$22.09	$	4,401	0.50%	0.00%	to	0.75%	35.13%	to	36.11%
2012	256	$14.86	to	$16.23	$	3,989	0.04%	0.00%	to	0.75%	18.41%	to	19.34%
2011	126	$12.55	to	$13.60	$	1,598	-	0.00%	to	0.75%	-1.49%	to	-0.80%
2010	155	$12.74	to	$13.71	$	2,002	0.39%	0.00%	to	0.75%	22.15%	to	23.07%
2009	250	$10.43	to	$11.14	$	2,644	0.63%	0.00%	to	0.75%	36.34%	to	37.36%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I													
2013	85	$18.97	to	$20.25	$	1,659	0.66%	0.00%	to	0.75%	36.57%	to	37.57%
2012	97	$13.89	to	$14.72	$	1,394	0.21%	0.00%	to	0.75%	10.15%	to	11.01%
2011	109	$12.61	to	$13.26	$	1,407	0.44%	0.00%	to	0.75%	-3.81%	to	-3.07%
2010	64	$13.11	to	$13.68	$	859	-	0.00%	to	0.75%	21.95%	to	22.80%
2009	46	$10.75	to	$11.14	$	501	2.32%	0.00%	to	0.75%	30.46%	to	31.39%
Van Eck VIP Global Hard Assets Fund - Initial Class													
2013	67	$43.90	to	$44.79	$	2,975	0.73%	0.00%	to	0.75%	9.70%	to	10.54%
2012	89	$40.02	to	$40.52	$	3,591	0.58%	0.00%	to	0.75%	2.62%	to	3.39%
2011	112	$39.00	to	$39.19	$	4,355	1.30%	0.00%	to	0.75%	-17.07%	to	-16.46%
2010	159	$46.91	to	$47.03	$	7,483	0.34%	0.00%	to	0.75%	28.25%	to	29.23%
2009	181	$36.30	to	$36.67	$	6,613	0.28%	0.00%	to	0.75%	56.38%	to	57.55%

(a)   As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(b)   As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(c)   As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(d)   As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.
(e)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Policy presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS

Security Life of Denver Insurance Company

For the years ended December 31, 2013, 2012 and 2011

with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis
December 31, 2013

Contents

EY
Building a better
working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 8748300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis balance sheets of Security Life of Denver Insurance Company, as of December 31, 2013 and 2012, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.



EY
Building a better
working world

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2014

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2013	2012
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 9,738,203	$ 10,170,188
Bonds - securities loaned and pledged	151,042	332,070
Preferred stocks	3,655	2,255
Common stocks	36,224	56,638
Subsidiaries	262,545	271,144
Mortgage loans	812,273	891,882
Contract loans	1,097,718	1,142,956
Derivatives	147,629	187,108
Securities lending collateral	41,751	105,042
Other invested assets	250,924	251,121
Cash and short term investments	349,720	898,552
Total cash and invested assets	12,891,684	14,308,956
Deferred and uncollected premiums, less loading (2013-$1,107; 2012-$1,334)	(88,924)	(80,294)
Accrued investment income	129,494	133,835
Reinsurance balances recoverable	523,547	554,372
Indebtedness from related parties	1,185	2,065
Net deferred tax asset	134,868	190,418
Other assets	32,371	22,592
Separate account assets	1,442,408	1,295,437
Total admitted assets	$ 15,066,633	$ 16,427,381

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2013	2012
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 9,385,122	$ 9,852,557
Accident and health reserves	148,855	140,308
Deposit type contracts	1,111,582	1,414,735
Policy and contract claims	166,117	191,383
Total policy and contract liabilities	10,811,676	11,598,983
Accounts payable and accrued expenses	29,284	47,199
Reinsurance balances	1,269,539	1,313,537
Current federal income taxes payable (including $39,784 and $37,002		
on realized capital losses at December 31, 2013 and 2012, respectively)	3,713	92,839
Indebtedness to related parties	22,463	37,377
Asset valuation reserve	109,016	62,113
Net transfers from separate accounts	(38,122)	(41,625)
Derivatives	139,436	246,095
Payable for securities lending	41,751	105,042
Other liabilities	201,482	210,511
Separate account liabilities	1,442,408	1,295,437
Total liabilities	14,032,646	14,967,508
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares		
issued and outstanding	2,880	2,880
Surplus notes	165,032	165,032
Paid in and contributed surplus	551,175	1,453,584
Unassigned deficit	314,900	(161,623)
Total capital and surplus	1,033,987	1,459,873
Total liabilities and capital and surplus	$ 15,066,633	$ 16,427,381

The accompanying notes are an integral part of these financial statements.

4

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2013	**2012**	**2011**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 910,819	$ 7,104,700	$ 5,685,000
Net investment income	619,265	679,327	767,136
Amortization of interest maintenance reserve	(49,806)	(48,759)	(59,046)
Commissions, expense allowances and reserve adjustments			
on reinsurance ceded	144,214	310,503	742,006
Other revenue	85,739	85,808	89,719
Total premiums and other revenues	1,710,231	8,131,579	7,224,815
Benefits paid or provided:			
Death benefits	200,788	229,909	276,592
Annuity benefits	54,468	73,646	76,740
Disability benefits	78,820	78,600	85,972
Surrender benefits and withdrawals	1,195,186	7,496,864	5,926,182
Interest on policy or contract funds	151,579	114,492	28,742
Other benefits	738	803	803
Decrease in life and annuity reserves	(458,888)	(687,133)	(74,914)
Net transfers (from) to separate accounts	(29,302)	(12,766)	(26,249)
Total benefits paid or provided	1,193,389	7,294,415	6,293,868
Insurance expenses and other deductions:			
Commissions	327,527	617,579	402,301
General expenses	80,040	90,676	83,829
Insurance taxes, licenses and fees	17,799	20,858	22,187
Other deductions	65,923	235,353	226,241
Total insurance expenses and other deductions	491,289	964,466	734,558
Gain (loss) from operations before policyholder dividends,			
federal income taxes and net realized capital gains (losses)	25,553	(127,302)	196,389
Dividends to policyholders	1,602	1,618	1,792
Gain (loss) from operations before federal income taxes			
and net realized capital gains (losses)	23,951	(128,920)	194,597
Federal income tax expense (benefit)	94,775	(5,083)	152,408
(Loss) gain from operations before net realized capital gains (losses)	(70,824)	(123,837)	42,189
Net realized capital gains (losses)	70,703	(5,998)	133,044
Net (loss) income	$ (121)	$ (129,835)	$ 175,233

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2013	**2012**	**2011**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Special surplus funds:			
Balance at beginning of year	—	43,882	72,595
Change in admitted deferred tax asset per SSAP 10R	—	(43,882)	(28,713)
Balance at end of year	—	—	43,882
Surplus notes:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	1,453,584	1,533,584	1,703,584
Permitted practice for quasi-reorganization	(455,409)	—	—
Return of capital	(447,000)	(80,000)	(200,000)
Capital contribution	—	—	30,000
Balance at end of year	551,175	1,453,584	1,533,584
Unassigned surplus:			
Balance at beginning of year	(161,623)	(225,862)	(487,052)
Net (loss) income	(121)	(129,835)	175,233
Change in net unrealized capital gains (losses)	43,678	(197,817)	(7,476)
Change in nonadmitted assets	6,881	279,166	(89,097)
Change in liability for reinsurance in unauthorized companies	(1,768)	225	1,267
Change in asset valuation reserve	(46,903)	98,541	14,064
Cumulative effect of change in accounting principle	(616)	—	(1,055)
Change in net deferred income tax	26,243	23,118	6,216
Deferred gain on reinsurance of existing business	—	11,175	175,028
Amortization of gain on reinsurance	(11,364)	(18,189)	(16,313)
Change in pension and other post-employment benefits	5,353	(2,145)	3,323
Permitted practice for quasi-reorganization	455,409	—	—
Prior period adjustments	(269)	—	—
Balance at end of year	314,900	(161,623)	(225,862)
Total capital and surplus	$ 1,033,987	$ 1,459,873	$ 1,519,516

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flow—Statutory Basis

	Year ended December 31		
	2013	**2012**	**2011**
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ 943,007	$ 7,102,120	$ 5,681,567
Net investment income received	616,547	695,275	778,683
Commissions and expenses paid	(488,219)	(928,371)	(522,772)
Benefits paid	(1,722,363)	(8,339,234)	(6,350,622)
Net transfers from separate accounts	32,805	18,411	36,313
Dividends paid to policyholders	(1,712)	(2,141)	(2,136)
Federal income taxes (paid) recovered	(157,153)	27,908	9,218
Miscellaneous income	245,657	792,884	855,625
Net cash (used in) provided by operations	(531,431)	(633,148)	485,876
Investment Activities:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	3,238,665	3,852,247	2,286,938
Stocks	22,429	31,864	17,011
Mortgage loans	287,100	262,631	216,810
Other invested assets	128,155	566,599	158,793
Net (loss) gain on cash and short term investments	(4)	157	764
Miscellaneous proceeds	12,684	92,160	26,587
Total proceeds from sales, maturities, or repayments of investments	3,689,029	4,805,658	2,706,903
Cost of investments acquired:			
Bonds	2,499,617	3,052,029	1,524,798
Stocks	3,390	2,747	17,543
Mortgage loans	207,908	35,069	21,969
Other invested assets	45,751	337,681	54,590
Miscellaneous applications	144,475	86,155	61,368
Total cost of investments acquired	2,901,141	3,513,681	1,680,268
Net decrease in contract loans	45,249	26,057	92,442
Net cash provided by investment activities	833,137	1,318,034	1,119,077
Financing and Miscellaneous Activities:			
Other cash (applied) provided:			
Borrowed money	—	—	(210,724)
Net withdrawals on deposit type contracts	(303,153)	(759,037)	(710,673)
Capital and surplus paid in	(447,000)	(80,000)	(170,000)
Securities lending cash release	—	—	(1,120,000)
Other cash (applied) provided	(100,385)	301,371	(28,177)
Net cash used in financing and miscellaneous activities	(850,538)	(537,666)	(2,239,574)
Net (decrease) increase in cash and short term investments	(548,832)	147,220	(634,621)
Cash and short term investments:			
Beginning of year	898,552	751,332	1,385,953
End of year	$ 349,720	$ 898,552	$ 751,332

The accompanying notes are an integral part of these financial statements.

7

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2013

_____

(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly-owned subsidiary of ING U.S., Inc. ("ING US"), a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA." At December 31, 2013, the majority shareholder of ING US was ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, under the symbol "ING." The Company's ultimate controlling person is ING.

The Company has two wholly owned insurance subsidiaries: Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has three wholly owned non-insurance subsidiaries, ING America Equities, Inc. ("IAE"), Roaring River III Holding, LLC ("RR3H"), and Roaring River IV Holding, LLC ("RR4H"). RR3H has a wholly owned insurance subsidiary, Roaring River III, LLC ("RRIII"). RR3H and RRIII were created on February 22, 2012. RR4H has a wholly owned insurance subsidiary, Roaring River IV, LLC ("RRIV"). RR4H and RRIV were created on August 6, 2013.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING US, which together with its subsidiaries, including the Company, constitutes ING's U.S. based retirement, investment management and insurance operations. On May 2, 2013 the common stock of ING US began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING US completed its initial public offering of common stock, including the issuance and sale by ING US of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of ING US, of 44,201,773 shares of outstanding common stock of ING US (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING US common stock to ING. On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of ING US in a registered public offering ("Secondary Offering"), reducing ING's ownership in ING US to 57%.

On April 11, 2013, ING US announced plans to rebrand as Voya Financial, and in January 2014, ING US announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING US will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING US's remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand will change their names to reflect the Voya brand. ING US anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

_____

(Dollar amounts in millions, unless otherwise stated)

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of ING US in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and ING US, ING US acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of ING US was reduced to approximately 43%.

Description of Business

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective January 1, 2013, the Company adopted Statement of Statutory Accounting Principles ("SSAP") No. 102, *Accounting for Pensions, a Replacement of SSAP No. 89*, and SSAP No. 92, *Accounting for Postretirement Benefits Other Than Pensions, a Replacement of SSAP No. 14*, (collectively, "SSAP No. 102/92"). The principal provisions of these statements include the following:

- The unfunded benefit obligation, including nonvested participants, if any, must be recognized in surplus.
- Nonvested participants must be included in the projected benefit obligation for pensions, and participants not yet eligible to retire must be included in the accumulated postretirement benefit obligation for postretirement benefits other than pensions.
- The amortization period for gains (losses) is the average future service of all active participants for postretirement benefits other than pensions.

_____

(Dollar amounts in millions, unless otherwise stated)

- ▪ The amortization period for new prior service cost attributed to nonvested participants is the average future service until vesting date.
- ▪ The measurement date is required to be year-end.

The effects on the Company's 2013 financial statements of adopting SSAP No. 102/92 at January 1, 2013 was a decrease in surplus of $1.1, a decrease in liabilities of $3.5 and a decrease to an intangible asset of $4.6. The tax effect of the adoption increased surplus by $0.5, resulting in a net decrease of $0.6 in surplus as a result of the adoption of this standard. The adoption had no impact on net income. See Note 12 for additional disclosures required by this statement.

Effective January 1, 2012, the Company adopted SSAP No. 101, _Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10_ ("SSAP No. 101"). SSAP No.101 changes statutory accounting for income taxes in two key areas: (1) tax contingencies and (2) the admissibility of deferred tax assets.

Under SSAP No. 101, Federal and foreign income tax contingencies are now determined under a modified version of SSAP No. 5, _Liabilities, Contingencies and Impairments of Assets – Revised_ ("SSAP No. 5R"). Under this standard, the recognition of tax loss contingencies uses a more likely than not model.

SSAP No. 101 also provides for a three-step calculation to determine the admitted portion of adjusted gross deferred tax assets. In the first part of the admissibility test, all filers will be allowed to use a reversal period that corresponds to the tax loss carryback provisions of the Internal Revenue Code, not to exceed three years. In the second part of the admissibility test, the reversal period and surplus limitation parameters of one year and 10% or three years and 15% are determined based upon risk-based capital ("RBC") levels. Companies not meeting the minimum threshold are prohibited from admitting any amount in this part of the admissibility test. For purposes of determining test parameters, calculations of RBC or surplus thresholds will use current reporting period information. In Step 3 of the admissibility calculation, SSAP No. 101 allows the admittance of adjusted gross deferred tax assets (after application of Steps 1 and 2) to the extent that offsetting by deferred tax liabilities of the same tax character (i.e. ordinary versus capital) would be permitted in the tax return under current tax laws. Additionally, an entity would have to consider the reversal patterns of temporary differences. Whether or not scheduling of reversing deferred tax assets and liabilities is necessary is a matter of judgment based on the specific facts and circumstances. The third part of the admissibility calculation under SSAP No. 101 is consistent with SSAP No. 10R, _Income Taxes – A Temporary Replacement of SSAP No. 10_ ("SSAP No. 10R"), except the consideration of reversal patterns of temporary difference was not explicitly stated.

There was no effect on the Company's balance sheet or statement of operations as a result of adopting this standard.

(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2011, the Company adopted SSAP No. 5R. This statement defines and establishes accounting for liabilities, contingencies and impairments of assets, particularly contingencies related to or on behalf of direct or indirect wholly owned insurance and non-insurance subsidiaries. At inception, the Company is required to record a liability equal to the fair value of the guarantee. If the Company subsequently determines that it is probable that payment will be required under the guarantee, the liability recorded will be an amount equal to the greater of the fair value of the guarantee or the undiscounted future payments required under the guarantee. The Company recognized a non-contingent liability of $1.3 as a result of the adoption of this statement. Capital and surplus decreased by $0.9 and there was a $0.2 increase in net income as a result of the adoption of this statement. See Note 14 for additional disclosures required by this statement.

Effective December 31, 2011, the Company adopted the modifications made to SSAP No. 22, *Leases* ("SSAP No. 22"), as they relate to modification and early termination of leases. Under the provisions of the statement, early termination or non-use of leased property benefits, are recognized at fair value as follows:
   a. Liabilities for costs to terminate a contract before the end of its term are recognized when the Company terminated in accordance with the contract terms.
   b. Liabilities for costs that will continue to be incurred under a contract for its remaining term without economic benefit are recognized as of the date the Company no longer has the right to use the leased property. The fair value of the liability on that date will be determined based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property, even if there is no intent to enter into a sublease.

The Company had no impact to financial statements as a result of the adoption of this statement. There was no impact to net income. See Note 14 for additional disclosures required by this statement.

Effective January 1, 2011, the Company adopted SSAP No. 35R, *Guaranty Fund and Other Assessments* ("SSAP No. 35R"). This statement establishes statutory accounting principles for guaranty fund and other assessments.

Guaranty fund and other assessments will be expensed and a liability accrued by the Company when the following conditions are met:
   a. An assessment has been imposed or information available prior to issuance of the statutory financial statement indicates that it is probable that an assessment will be imposed.
   b. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the financial statements.
   c. The amount of the assessment can be reasonably estimated.

(Dollar amounts in millions, unless otherwise stated)

In addition, if it is probable that a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges, the Company will recognize an asset or liability for that recovery in an amount that is determined based on current laws, projections of future premium collections or policy surcharges from in-force policies. Any recognized asset from premium tax credits or policy surcharges will be re-evaluated regularly to ensure recoverability. Upon expiration, tax credits no longer meeting the definition of an asset will be charged to income in the period the determination is made.

The Company has re-evaluated both the liability and asset under the new guidelines established by SSAP No. 35R due to various assessments related to insolvencies. As a result of adopting this change in accounting principle the effects on the Company's 2011 financial statements were an increase in liabilities of $0.3 and a decrease in capital and surplus of $0.1. See Note 17 for additional disclosures required by this standard.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in statement of operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its fair value.

(Dollar amounts in millions, unless otherwise stated)

Based on the analysis, management makes a judgment as to whether the loss is other than temporary. If the loss is other than temporary, an impairment charge is recorded within net realized investment gains (losses) in the statements of operations in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions, management determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its amortized cost. If the present value of the expected future cash flows for the security is lower than its amortized cost, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest portion shall be recorded through the interest maintenance reserve ("IMR") and the non-interest portion shall be recorded through the asset valuation reserve ("AVR").

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as

(Dollar amounts in millions, unless otherwise stated)

a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP No. 86") for derivative transactions. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. For effective cash flow hedges, changes in fair value are credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported at fair value, and the change in fair value is recognized in income.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write down for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the lesser of the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses). Under GAAP, in addition to impairments of specific mortgage loans, a general allowance is recorded for losses not specifically identifiable.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. For periods after the adoption of SSAP No. 101, assuming minimum thresholds are met, the formula allows the Company to consider the amount of differences that will reverse over the next three years, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. The Company is also required, under SSAP No. 101, to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the

_____

(Dollar amounts in millions, unless otherwise stated)

weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years including state deferred tax assets, and a valuation allowance is established if, based on the weight of the evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed

(Dollar amounts in millions, unless otherwise stated)

uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business. Under GAAP, such assets are included in the balance sheets.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments, for which audited GAAP statements are not available or expected to be available, are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated balance sheets except to the extent they are appropriately nonadmitted.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes

(Dollar amounts in millions, unless otherwise stated)

until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a change to earnings over the term of the notes. See Note 3 for additional information on affiliate surplus notes.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

(Dollar amounts in millions, unless otherwise stated)

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an OTTI.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between three months and one year at the date of acquisition.

(Dollar amounts in millions, unless otherwise stated)

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR. The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication relationships.

(Dollar amounts in millions, unless otherwise stated)

Equity Contracts:

Options: The Company uses options to hedge against changes in the value of the benefit contained in the indexed universal life products. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Foreign Exchange Contracts:

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Interest Rate Contracts:

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a

(Dollar amounts in millions, unless otherwise stated)

premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying GAAP equity amount, adjusted to a statutory accounting basis as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCA's to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3% for 2013.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

(Dollar amounts in millions, unless otherwise stated)

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $10.0 billion and $18.3 billion at December 31, 2013 and 2012, respectively.

The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $311.9 and $314.1 at December 31, 2013 and 2012, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $1.6, $1.6 and $1.8 was incurred in 2013, 2012 and 2011, respectively.

_____

(Dollar amounts in millions, unless otherwise stated)

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

		December 31		
		2013		**2012**
		(In Thousands)		
Other invested assets	$	250	$	13,957
Net deferred tax asset		210,150		156,159
Negative IMR		24,326		70,631
Agents' debit balances		8,674		10,368
Deferred and uncollected premium		197		141
Receivables from parent, subsidiaries and affiliates		404		295
Other		1,219		556
Total nonadmitted assets	$	245,220	$	252,107

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2013. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2013.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under GAAP.

Reserves related to the Company's mortality risk are associated with life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $6.2 and $6.0 at December 31, 2013 and 2012, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of

(Dollar amounts in millions, unless otherwise stated)

Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance.

On May 8, 2013, the Company, with the permission of the Colorado Division of Insurance, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under Statements of Statutory Accounting Principles No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $455.4. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

As of December 31, 2012, and 2011 the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2013				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,273,398	$ 48,864	$ 32,754	$ 1,289,508
States, municipalities, and political subdivisions	95,194	4,827	694	99,327
Foreign other (par value - $1,659,912)	1,663,155	109,005	31,938	1,740,222
Foreign government (par value - $208,468)	155,301	4,250	8,743	150,808
Corporate securities	4,881,503	246,491	147,104	4,980,890
Residential mortgage backed securities	942,033	195,813	23,962	1,113,884
Commercial mortgage backed securities	766,503	46,876	2,252	811,127
Other asset backed securities	113,145	5,348	2,626	115,867
Total fixed maturities	9,890,232	661,474	250,073	10,301,633
Preferred stocks	3,655	2,607	—	6,262
Common stocks	35,938	286	—	36,224
Total equity securities	39,593	2,893	—	42,486
Total	$ 9,929,825	$ 664,367	$ 250,073	$ 10,344,119
At December 31, 2012				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,745,708	$ 267,165	$ 927	$ 2,011,946
States, municipalities, and political subdivisions	97,125	17,547	5	114,667
Foreign other (par value - $1,499,426)	1,541,928	201,599	7,424	1,736,103
Foreign government (par value - $78,254)	91,439	9,895	57	101,277
Corporate securities	4,014,439	564,418	11,276	4,567,581
Residential mortgage backed securities	1,441,666	289,327	70,710	1,660,283
Commercial mortgage backed securities	1,446,427	128,646	6,503	1,568,570
Other asset backed securities	126,972	9,492	657	135,807
Total fixed maturities	10,505,704	1,488,089	97,559	11,896,234
Preferred stocks	2,255	3,434	—	5,689
Common stocks	56,609	107	78	56,638
Total equity securities	58,864	3,541	78	62,327
Total	$ 10,564,568	$ 1,491,630	$ 97,637	$ 11,958,561

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2013

_____

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31			
	2013		2012	
	(In Thousands)			
Cost or amortized cost	$	9,890,232	$	10,505,704
Adjustment for below investment grade bonds		(987)		(3,446)
Carrying value	$	9,889,245	$	10,502,258

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
	(In Thousands)							
At December 31, 2013								
Fair value	$	1,313,263	$	2,008,427	$	434,797	$	3,756,487
Unrealized loss		31,228		165,858		52,987		250,073
At December 31, 2012								
Fair value	$	508,568	$	34,091	$	910,201	$	1,452,860
Unrealized loss		7,953		1,560		88,046		97,559

The amortized cost and fair value of investments in bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	166,631	$	173,787
Due after 1 year through 5 years		1,283,210		1,340,217
Due after 5 years through 10 years		1,603,623		1,586,950
Due after 10 years		5,015,087		5,159,801
		8,068,551		8,260,755
Residential mortgage backed securities		942,033		1,113,884
Commercial mortgage backed securities		766,503		811,127
Other asset backed securities		113,145		115,867
Total	$	9,890,232	$	10,301,633

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2013 and 2012, investments in certificates of deposit and bonds with an admitted asset value of $26.3 and $25.8, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). The Company issues non-putable funding agreements to the FHLB as part of a spread lending business within its general account. At December 31, 2013 and 2012, the Company had $0.6 billion and $0.9 billion, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2013 and 2012, assets with a book value of $0.7 billion and $1.0 billion, respectively, collateralized the funding agreements to the FHLB. The Company also owned $35.4 and $55.7 of FHLB stock at December 31, 2013 and 2012, respectively. The additional FHLB funding capacity available to the Company at December 31, 2013 was $16.5.

The performance of pre-2008 vintage subprime and Alt-A mortgage collateral has exhibited sustained signs of recovery, after struggling through a multiyear correction in nationwide home values. While collateral losses continue to be realized, serious delinquencies and other measures of performance, like prepayments and severities, have displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity increased substantially since the credit crisis. Despite these improvements, the sector remains susceptible to various market risks. For example, in the third quarter of 2013, the upward momentum in bond prices and market liquidity was disrupted, at least in part, by the pick-up in interest rate volatility. As this volatility dissipated, prices and liquidity recovered into the end of the year, supported by strength in the US economy and, more specifically, the housing market. In managing the Company's risk exposure to subprime and Alt-A mortgages, the Company takes into account collateral performance and structural characteristics associated with our various positions.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to RMBS and ABS. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments:

	Actual Cost	Book/Adjusted Carrying Value (Excluding Interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
		(In Thousands)		
December 31, 2013				
Residential mortgage backed securities	$ 63,550	$ 61,319	$ 65,368	$ 3,363
Structured securities	271,453	293,240	302,338	7,520
Total	$ 335,003	$ 354,559	$ 367,706	$ 10,883
December 31, 2012				
Residential mortgage backed securities	$ 80,404	$ 79,055	$ 77,677	$ 3,325
Structured securities	615,315	617,815	611,436	743
Total	$ 695,719	$ 696,870	$ 689,113	$ 4,068
December 31, 2011				
Residential mortgage backed securities	$ 99,913	$ 97,041	$ 77,672	$ 3,338
Structured securities	780,171	781,591	628,261	1,928
Total	$ 880,084	$ 878,632	$ 705,933	$ 5,266

The Company did not have underwriting exposure to subprime mortgage risk through Mortgage Guaranty or Financial Guaranty insurance coverage as of December 31, 2013.

Transfer of Alt-A RMBS Participation Interest

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Kingdom of the Netherlands (the "Dutch State") on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and certain subsidiaries of ING US, including the Company with an aggregate book value of $36 billion, including book value of $683 million of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees are paid by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and remains exposed to 20% of any results on its portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the risk transfer to the Dutch State taking effect as of January 26, 2009.

(Dollar amounts in millions, unless otherwise stated)

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with our affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in our Designated Securities Portfolio and agreed to pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

On November 13, 2012, ING, ING Support Holding, ING Bank N.V. ("ING Bank") and the Company entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to these restructurings, the Company sold the Dutch State Obligation with a carrying value of approximately $284.6 to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss.

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system.

Our mortgage loans on real estate are all commercial mortgage loans, held for investment, which totaled $812.3 and $891.9 as of December 31, 2013 and 2012, respectively. The carrying value of these loans is reported at amortized cost, less impairment write-downs.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2013 were 5.3% and 3.0%.

Taxes, assessments and any amounts advanced and not included in the mortgage loan total were $0 and $0 as of December 31, 2013 and 2012, respectively.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

(Dollar amounts in millions, unless otherwise stated)

During 2013, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 71.0% on commercial properties.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an age analysis of mortgage loans by type as of December 31, 2013 and 2012:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2013							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$ 812,273	$ —	$ 812,273
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
December 31, 2012							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$ 891,882	$ —	$ 891,882
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company with or without an allowance for credit losses as of December 31, 2013 and 2012:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2013							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	4,687	—	4,687
December 31, 2012							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	—	—	—

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2013, 2012 and 2011:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2013							
Average recorded investment	$ —	$ —	$ —	$ —	$ 2,343	$ —	$ 2,343
Interest income recognized	—	—	—	—	131	—	131
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	131	—	131
December 31, 2012							
Average recorded investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest income recognized	—	—	—	—	—	—	—
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	—	—	—
December 31, 2011							
Average recorded investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest income recognized	—	—	—	—	—	—	—
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	—	—	—

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2013 and 2012.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR are as follows:

	December 31		
	2013	**2012**	**2011**
	(In Thousands)		
Realized capital gains (losses)	$ 40,454	$ 312,474	$ (201,612)
Amount transferred to IMR (net of related taxes of $(1,885) in 2013, $114,843 in 2012, and $(73,161) in 2011)	3,501	(213,280)	135,871
Federal income tax benefit (expense)	26,748	(105,192)	198,785
Net realized capital gains (losses)	$ 70,703	$ (5,998)	$ 133,044

Realized capital losses include losses of $19.2, $15.2 and $177.7 related to securities that have experienced an other than temporary decline in value during 2013, 2012 and 2011, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2.6 billion, $2.6 billion and $1.4 billion in 2013, 2012 and 2011, respectively. Gross gains of $125.5, $375.5 and $57.1 and gross losses of $17.7, $19.8 and $106.5 during 2013, 2012 and 2011, respectively, were realized on those sales. A portion of the gains and losses realized in 2013, 2012 and 2011 has been deferred to future periods in the IMR.

During 2013, the Company received a distribution of cash and securities in conjunction with a Lehman Brothers bankruptcy settlement ("Lehman Recovery"). In 2008, Lehman Brothers acted as a prime broker for assets held in a partnership owned by the Company. These partnership assets were subsequently written down to the then-assumed realizable value. The amount of the distributions in excess of the book value of these assets of $49.9 is being recognized as Net Realized Capital Gains in the 2013 Statement of Operations.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2013 due to intent to sell or inability or lack of intent to hold to recovery in 2013:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
	(In Thousands)			
First quarter:				
Aggregate intent to sell	$ 32,357	$ 7,277	$ —	$ 25,080
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 32,357	$ 7,277	$ —	$ 25,080
Fourth quarter:				
Aggregate intent to sell	$ 14,093	$ 1,982	$ —	$ 12,111
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 14,093	$ 1,982	$ —	$ 12,111
Total	N/A	$ 9,259	$ —	N/A

There were no OTTI's recognized by the Company in the second or third quarters of 2013 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2012 due to intent to sell or inability or lack of intent to hold to recovery in 2012:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	1,554	19	—	1,535
Total first quarter	$ 1,554	$ 19	$ —	$ 1,535
Second quarter:				
Aggregate intent to sell	$ 16,040	$ 746	$ —	$ 15,294
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 16,040	$ 746	$ —	$ 15,294
Total	N/A	$ 765	$ —	N/A

There were no OTTI's recognized by the Company in the third and fourth quarters of 2012 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2011 due to intent to sell or inability or lack of intent to hold to recovery in 2011:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 297,533	$ 46,212	$ —	$ 251,321
Aggregate inability or lack of intent to hold to recovery	22,775	5,256	—	17,519
Total first quarter	$ 320,308	$ 51,468	$ —	$ 268,840
Second quarter:				
Aggregate intent to sell	$ 294,468	$ 36,331	$ —	$ 258,137
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 294,468	$ 36,331	$ —	$ 258,137
Third quarter:				
Aggregate intent to sell	$ 69,034	$ 9,263	$ —	$ 59,771
Aggregate inability or lack of intent to hold to recovery	215,064	46,792	—	168,272
Total third quarter	$ 284,098	$ 56,055	$ —	$ 228,043
Fourth quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	30,024	2,462	—	27,562
Total fourth quarter	$ 30,024	$ 2,462	$ —	$ 27,562
Total	N/A	$ 146,316	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2013:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
126379AA4	$ 15,733	$ 15,715	$ 18	$ 15,715	$ 12,501	3/31/2013
12667GL76	547	538	9	538	434	3/31/2013
12668BCH4	5,715	5,190	525	5,190	4,103	3/31/2013
12669FXP3	314	304	10	304	268	3/31/2013
12669GUX7	200	199	1	199	166	3/31/2013
16165MAD0	1,318	1,279	39	1,279	934	3/31/2013
225458PN2	263	259	4	259	229	3/31/2013
31392TYJ0	38	37	1	37	37	3/31/2013
32051SAA7	2,570	2,243	327	2,243	1,991	3/31/2013
39539GAB8	39	33	6	33	10	3/31/2013
45660LSP5	1,047	1,025	22	1,025	820	3/31/2013
52521JAP4	242	4	238	4	5	3/31/2013
61915RBC9	140	140	—	140	89	3/31/2013
74922RAH3	771	759	12	759	527	3/31/2013
75116CAA4	582	572	10	572	423	3/31/2013
761118CX4	1,083	1,073	10	1,073	855	3/31/2013
92922F7T9	925	925	—	925	818	3/31/2013
92925DAA8	717	711	6	711	684	3/31/2013
933638AA6	1,050	1,044	6	1,044	994	3/31/2013
93363QAA6	931	926	5	926	884	3/31/2013
93934FGJ5	356	344	12	344	333	3/31/2013
93934FJR4	106	90	16	90	84	3/31/2013
93934FQQ8	15	14	1	14	7	3/31/2013
93934NAA3	809	804	5	804	715	3/31/2013
126379AA4	13,908	13,882	26	13,882	10,828	6/30/2013
12668BCH4	5,090	4,975	115	4,975	3,873	6/30/2013
12669FXP3	301	300	1	300	258	6/30/2013
12669GUX7	152	151	1	151	133	6/30/2013
16165MAD0	1,201	1,191	10	1,191	866	6/30/2013
225458PN2	246	243	3	243	210	6/30/2013
31395ADX0	635	391	244	391	391	6/30/2013

(Dollar amounts in millions, unless otherwise stated)

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than- Temporary Impairment	Amortized Cost After Other-Than- Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
31396XNZ3	135	94	41	94	94	6/30/2013
319340AC9	11	8	3	8	8	6/30/2013
38373V2Q2	1	1	—	1	1	6/30/2013
39539GAB8	25	24	1	24	8	6/30/2013
45660LSP5	973	966	7	966	755	6/30/2013
46629BAB5	1,248	1,110	138	1,110	946	6/30/2013
57643MMM3	8,032	7,941	91	7,941	7,923	6/30/2013
61915RBC9	116	114	2	114	69	6/30/2013
74922RAH3	733	727	6	727	519	6/30/2013
75116CAA4	543	541	2	541	408	6/30/2013
761118CX4	1,045	1,043	2	1,043	857	6/30/2013
761118QM3	1,053	1,006	47	1,006	848	6/30/2013
933638AA6	1,014	1,010	4	1,010	983	6/30/2013
93934FQQ8	11	10	1	10	4	6/30/2013
93934NAA3	739	738	1	738	663	6/30/2013
12668BCH4	4,646	4,639	7	4,639	3,638	9/30/2013
12669FXP3	282	281	1	281	239	9/30/2013
12669GUX7	149	144	5	144	131	9/30/2013
16165MAD0	1,131	1,114	17	1,114	816	9/30/2013
225458PN2	231	231	—	231	197	9/30/2013
31396P2W0	177	117	60	117	117	9/30/2013
31396VZB7	20	15	5	15	15	9/30/2013
38373V2Q2	—	—	—	—	—	9/30/2013
39539GAB8	20	19	1	19	4	9/30/2013
45660LSP5	920	919	1	919	784	9/30/2013
46629BAB5	1,076	970	106	970	909	9/30/2013
92922F7T9	886	879	7	879	789	9/30/2013
92925DAA8	670	670	—	670	664	9/30/2013
933638AA6	978	973	5	973	953	9/30/2013
93364CAA6	1,379	1,366	13	1,366	1,265	9/30/2013
12668BCH4	4,485	3,488	997	3,488	3,488	12/31/2013
12669FXP3	279	277	2	277	250	12/31/2013
12669GUX7	136	133	3	133	128	12/31/2013
2254582C1	1,984	1,979	5	1,979	1,964	12/31/2013

(Dollar amounts in millions, unless otherwise stated)

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
225458PN2	224	222	2	222	190	12/31/2013
31394BHF4	1	1	—	1	1	12/31/2013
31396VZB7	9	6	3	6	6	12/31/2013
32051SAA7	2,033	1,778	254	1,778	1,778	12/31/2013
36298XAA0	4,081	3,733	349	3,733	3,673	12/31/2013
39539GAB8	16	15	—	15	3	12/31/2013
45660LSP5	898	891	7	891	757	12/31/2013
751155AN2	663	656	7	656	493	12/31/2013
761118CX4	974	819	155	819	819	12/31/2013
761118QM3	980	847	133	847	847	12/31/2013
86359DUS4	2,201	2,025	176	2,025	2,025	12/31/2013
92922F4S4	1,591	1,442	149	1,442	1,442	12/31/2013
92922F7T9	850	843	7	843	826	12/31/2013
93364CAA6	1,352	1,336	16	1,336	1,276	12/31/2013
93934FGJ5	308	306	2	306	289	12/31/2013
93934FPN6	1,875	1,712	163	1,712	1,712	12/31/2013
Total			$ 4,687			

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $4.7, $11.4 and $14.4 in 2013, 2012 and 2011, respectively.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss, including securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2013	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Value of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 5,168	$ 337,683
Greater than 12 months	23,969	239,244
Total	$ 29,137	$ 576,927

During 2013, the Company had impairments on joint venture, partnerships and limited liability company holdings where the market value was less than 90% of book value, and it was determined that the decline below book value was not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The investment and the amount of the impairment in 2013 are as follows:

Description	Amount of Impairment
AUDAX MEZZANINE FUND, LP PRVT	$ 131
ENERVEN COMPRESSION LLC (BALP) PRVT	6,194
GREEN MOUNTAIN INVESTORS II, LP PRVT	255
Total	$ 6,580

For years ended December 31, 2012 and 2011, realized capital losses include $0.4 and $0.9, respectively, related to limited partnerships that have experienced an other than temporary decline in value included in investments on the balance sheet.

_____

(Dollar amounts in millions, unless otherwise stated)

Investment Income

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2013	2012	2011
	(In Thousands)		
Income:			
Equity securities	$ 2,010	$ 2,844	$ 2,321
Bonds	574,207	635,944	736,454
Mortgage loans	50,581	67,220	76,101
Derivatives	(53,709)	(76,396)	(90,042)
Contract loans	55,774	59,548	60,299
Other	13,270	19,047	18,784
Total investment income	642,133	708,207	803,917
Investment expenses	(22,868)	(28,880)	(36,781)
Net investment income	$ 619,265	$ 679,327	$ 767,136

Affiliate Surplus Note

On December 17, 1996, the Company agreed to lend affiliate, ING USA Annuity and Life Insurance Company ("ING USA"), the principal sum of $35.0 plus interest through a surplus note approved by the Colorado Division of Insurance. Since the surplus note does not have an NAIC rating of 1, per SSAP No. 41, *Surplus Notes*, Paragraph 10.b.i.(b), a statement factor was established for the surplus note of 1.0 and 1.0 as a multiple of the face amount for the years ended 2013 and 2012, respectively. The carrying value of the surplus note at December 31, 2013 and 2012 was $35.0 and $35.0, respectively. Interest is due to the Company quarterly at the rate of 7.979% per annum, until the principal is paid by ING USA. The scheduled maturity date is December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or a liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from ING USA to the Company was $2.8 in 2013, 2012 and 2011.

Reverse Repurchase Agreements and Securities Lending

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the

(Dollar amounts in millions, unless otherwise stated)

requirements to be accounted for as financing arrangements. As of December 31, 2013 the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2013 the Company did not have any securities pledged under repurchase agreements.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2013 and 2012 are shown below:

| | At December 31, 2013 | | At December 31, 2012 | |
	Repurchase Agreements	Securities Lending	Repurchase Agreements	Securities Lending
		(In Thousands)		
Open	$ —	$ 41,751	$ —	$ 105,042
30 days or less	—	—	—	—
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
Greater than 90 days	—	—	—	—
Securities received	—		—	—
Total collateral received	$ —	$ 41,751	$ —	$ 105,042

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the balance sheets, with a fair value of approximately $40.2 and $102.6 at December 31, 2013 and 2012, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2013 and 2012 are shown below:

	Repurchase Agreements		Securities Lending	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
At December 31, 2013				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	41,753	41,753
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	—	—	—	—
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 41,753	$ 41,753
At December 31, 2012				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	105,046	105,046
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	—	—	—	—
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 105,046	$ 105,046

The Company had no collateral for transactions that extended beyond on year from the reporting date at December 31, 2013 and 2012.

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2013:

	Gross Restricted									
	General Account		Separate Account					Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Supporting General Account Activity**	Total Assets	Total From Prior Year	Increase/ (Decrease)			
				(In Thousands)						
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	41,785	—	—	—	41,785	102,149	(60,364)	41,785	0.3%	0.3%
Subject to repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale	35,448	—	—	—	35,448	55,731	(20,283)	35,448	0.2%	0.2%
On deposit with state	26,341	—	—	—	26,341	25,784	557	26,341	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—	0.0%	0.0%
Pledged as collateral not captured in other categories										
Derivative Pledged Collateral	109,257	—	—	—	109,257	229,921	(120,664)	109,257	0.7%	0.7%
FHLB Collateral	681,531	—	—	—	681,531	996,954	(315,423)	681,531	4.5%	4.5%
Municipal GICs Collateral	29,900	—	—	—	29,900	79,394	(49,494)	29,900	0.2%	0.2%
Subtotal	820,688	—	—	—	820,688	1,306,269	(485,581)	820,688	5.4%	5.4%
Total restricted assets	$ 924,262	$ —	$ —	$ —	$ 924,262	$ 1,489,933	$ (565,671)	$ 924,262	6.0%	6.1%

* Subset of Total General Account Gross Restricted Assets

** Subset of Total Separate Account Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2012:

Restricted Asset Category	Gross Restricted					Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	General Account		Separate Account							
	Total Assets	Supporting Separate Account Activity*	Total Assets	Supporting General Account Activity**	Total Assets					
				(In Thousands)						
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	102,149	—	—	—	102,149	65,786	36,363	102,149	0.6%	0.6%
Subject to repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale	55,731	—	—	—	55,731	82,602	(26,871)	55,731	0.3%	0.3%
On deposit with state	25,784	—	—	—	25,784	25,739	45	25,784	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—	0.0%	0.0%
Pledged as collateral not captured in other categories										
Derivative pledged collateral	229,921	—	—	—	229,921	235,880	(5,959)	229,921	1.4%	1.4%
Assets pledged as collateral for FHLB funding agreements	996,954	—	—	—	996,954	1,635,196	(638,242)	996,954	6.0%	6.1%
Assets pledged as collateral for municipal GICs	79,394	—	—	—	79,394	65,242	14,152	79,394	0.5%	0.5%
Subtotal	1,306,269	—	—	—	1,306,269	1,936,318	(630,049)	1,306,269	7.8%	8.0%
Total restricted assets	$ 1,489,933	$ —	$ —	$ —	$ 1,489,933	$ 2,110,445	$ (620,512)	$ 1,489,933	8.9%	9.1%

* Subset of Total General Account Gross Restricted Assets

** Subset of Total Separate Account Restricted Assets

Low-Income Housing Tax Credits

The Company had a carrying value of $1.2 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2013. The tax credits are expected to expire in 2017. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

During 2013, the Company received a distribution of cash and securities in conjunction with a Lehman Brothers bankruptcy settlement ("Lehman Recovery"). In 2008, Lehman Brothers acted as a prime broker for assets held in a partnership owned by the Company. These partnership assets were subsequently written down to the then-assumed realizable value. The

(Dollar amounts in millions, unless otherwise stated)

amount of the current distribution in excess of the book value of these assets of $49.9 was recognized as Net Realized Capital Gains on the Summary of Operations.

Troubled Debt Restructuring

The Company has high quality, well performing, portfolios of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

At December 31, 2013, the Company had 20 commercial mortgage loan troubled debt restructurings with pre-modification and post-modification carrying value of $4.9.

The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized loans made to single asset LLC's which are all owned by the same sponsor. Between the date of the troubled debt restructuring and December 31, 2013, these loans have repaid $0.2 in principal.

As of the years ended December 31, 2013 and 2012, the Company's total recorded investment in restructured debts was $4.7 and $0.0, respectively. The Company realized losses related to these investments of $0.0, $0.2, and $0.9 during 2013, 2012, and 2011, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

(Dollar amounts in millions, unless otherwise stated)

4. Derivative Financial Instruments Held for Purposes Other than Trading

Upfront fees paid or received on derivative contracts are included on the balance sheets and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheets. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized to investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet. As of December 31, 2013 the Company held $22.7 and pledged $0.2, of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2013, the Company delivered securities as collateral of $109.3. As of December 31, 2012 the Company held $3.7 of net cash collateral and pledged securities as collateral of $230.0 related to derivative contracts.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company

_____

(Dollar amounts in millions, unless otherwise stated)

would be required to pay the notional amount of contract. At December 31, 2013, the total amount would be $125.0.

The table below summarizes the Company's derivative contracts at December 31, 2013 and 2012:

	Notional Amount		Carrying Value		Fair Value	
			(In Thousands)			
December 31, 2013						
Derivative contracts:						
Credit contracts	$	125,000	$	248	$	2,607
Equity contracts		239,089		39,389		39,389
Foreign exchange contracts		103,640		—		(6,454)
Interest rate contracts		6,348,261		(31,444)		(155,150)
Total derivatives	$	6,815,990	$	8,193	$	(119,608)
December 31, 2012						
Derivative contracts:						
Credit contracts	$	100,000	$	232	$	232
Equity contracts		171,087		15,050		15,050
Foreign exchange contracts		151,270		—		(32,718)
Interest rate contracts		9,876,639		(74,269)		(290,401)
Total derivatives	$	10,298,996	$	(58,987)	$	(307,837)

The net loss recognized by the Company in unrealized gains and losses for the year ended December 31, 2013 resulting from derivatives that no longer qualify for hedge accounting is $0.

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $221.8 and $507.9 and an aggregate fair value of $256.5 and $516.7 at December 31, 2013 and 2012, respectively. Those holdings amounted to 2.2% of the Company's investments in bonds and 1.6% of total admitted assets at December 31, 2013. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $163.1 and $42.8 with an aggregate NAIC fair value of $164.7 and $47.2 at December 31, 2013 and 2012, respectively. The carrying value of these holdings amounted to 1.7% of the Company's investment in bonds and 1.2% of the Company's total admitted assets at December 31, 2013.

(Dollar amounts in millions, unless otherwise stated)

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitor these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	2013		2012	
	Carrying Value	**%**	**Carrying Value**	**%**
	(In Thousands)		*(In Thousands)*	
Origination Loan-to-Value				
0% - 50%	$ 220,281	27.1%	$ 233,419	26.2%
50% - 60%	197,395	24.3%	275,566	30.8%
60% - 70%	256,667	31.6%	215,617	24.2%
70% - 80%	137,930	17.0%	167,280	18.8%
Total	$ 812,273	100.0%	$ 891,882	100.0%
Debt Service Coverage Ratio				
Greater than 1.5x	$ 403,318	49.7%	$ 446,198	50.0%
1.25x to 1.5x	176,930	21.8%	175,375	19.7%
1.0x to 1.25x	197,613	24.3%	241,216	27.0%
Less than 1.0x	34,380	4.2%	29,093	3.3%
Not Applicable	32	—%	—	—%
Total	$ 812,273	100.0%	$ 891,882	100.0%

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's mortgage loan portfolio diversification by property type:

| Property Type | As of December 31, 2013 | | As of December 31, 2012 | |
| | Carrying Value | % | Carrying Value | % |
	(In Thousands)		*(In Thousands)*	
Apartments	$ 150,797	18.6%	$ 95,442	10.7%
Hotel/Motel	11,474	1.3%	17,759	2.0%
Industrial	230,361	28.4%	387,509	43.4%
Mixed Use	25,134	3.1%	8,747	1.0%
Office	85,933	10.6%	123,762	13.9%
Other	13,559	1.7%	16,797	1.9%
Retail	295,015	36.3%	241,866	27.1%
Total	$ 812,273	100.0%	$ 891,882	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

| Region | As of December 31, 2013 | | As of December 31, 2012 | |
| | Carrying Value | % | Carrying Value | % |
	(In Thousands)		*(In Thousands)*	
Pacific	$ 189,281	23.3%	$ 173,145	19.4%
South Atlantic	176,796	21.8%	183,277	20.5%
West South Central	29,115	3.6%	59,512	6.7%
East North Central	72,457	8.9%	67,786	7.6%
Middle Atlantic	142,970	17.6%	211,027	23.7%
Mountain	53,433	6.5%	29,549	3.3%
West North Central	63,130	7.8%	82,437	9.2%
New England	65,847	8.1%	71,724	8.1%
East South Central	19,244	2.4%	13,425	1.5%
Total	$ 812,273	100.0%	$ 891,882	100.0%

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination	2013	2012
	(In Thousands)	
2013	$ 219,305	$ —
2012	13,513	31,710
2011	19,730	20,729
2010	7,979	8,223
2009	1,919	2,034
2008	77,356	150,037
2007 and prior	472,471	679,149
Total	$ 812,273	$ 891,882

_____

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2013 and 2012, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent of Total
			(In Thousands)		
December 31, 2013					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 1,041,694	$ —	$ —	$ 1,041,694	50.0%
At book value less surrender charge	1,524	—	—	1,524	0.1
At fair value	—	—	9,058	9,058	0.4
Subtotal	1,043,218	—	9,058	1,052,276	50.5
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	117,805	—	—	117,805	5.7
Not subject to discretionary withdrawal	912,905	—	—	912,905	43.8
Total annuity reserves and deposit fund liabilities before reinsurance	2,073,928	—	9,058	2,082,986	100.0%
Less reinsurance ceded	2,813	—	—	2,813	
Net annuity reserves and deposit fund liabilities	$ 2,071,115	$ —	$ 9,058	$ 2,080,173	
December 31, 2012					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 1,149,534	$ —	$ —	$ 1,149,534	39.0%
At book value less surrender charge	645	—	—	645	—
At fair value	—	—	8,590	8,590	0.4
Subtotal	1,150,179	—	8,590	1,158,769	39.4
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	123,671	—	—	123,671	4.2
Not subject to discretionary withdrawal	1,661,788	—	—	1,661,788	56.4
Total annuity reserves and deposit fund liabilities before reinsurance	2,935,638	—	8,590	2,944,228	100.0%
Less reinsurance ceded	4,363	—	—	4,363	
Net annuity reserves and deposit fund liabilities	$ 2,931,275	$ —	$ 8,590	$ 2,939,865	

_____

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2013 and 2012 are as follows:

| | 2013 | | 2012 | |
	Gross	Net of Loading	Gross	Net of Loading
	(In Thousands)			
Industrial	$ —	$ —	$ —	$ —
Ordinary new business	—	—	—	—
Ordinary renewal	30,479	29,336	(20,834)	(19,537)
Credit life	—	—	—	—
Group life	—	—	—	—
Group annuity	—	—	—	—
Total	$ 30,479	$ 29,336	$ (20,834)	$ (19,537)

7. Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001. Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average pay ("FAP") formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $0.4, $3.3 and $3.6 for 2013, 2012 and 2011, respectively. ING North America is responsible for all Qualified Plan liabilities.

Beginning January 1, 2012, the Qualified Plan implemented a cash balance pension formula instead of a FAP formula, allowing all eligible employees (including those hired after January 1, 2009) to participate in the Retirement Plan, with this new cash balance pension formula. Participants will earn a credit equal to 4% of eligible pay. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employment. For participants in the Qualified Plan, as of December 31, 2011, there will be a two-year transition period from the Qualified Plan's current FAP formula to the cash balance pension formula. In accordance with the requirements of SSAP No. 89, *Accounting for Pensions, A Replacement of SSAP No. 8* ("SSAP No. 89"), the Company obtained Board of Directors approval on November 10, 2011.

Defined Contribution Plans: ING North America sponsors the ING U.S. Savings Plan and employee stock ownership plan ("ESOP") (collectively, the "Savings Plan"). Substantially all

(Dollar amounts in millions, unless otherwise stated)

employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an ESOP component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.5, $1.5 and $1.7 for 2013, 2012 and 2011, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. The Company subsidizes a portion of the monthly per-participant premium for retirees age 65 and older. This change had a minimal impact to the financial statements.

In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of liability for any active employees age 50 or older. This change had a minimal impact to the financial statements.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $7.1 and $10.4 for the years ended December 31, 2013, and 2012, respectively.

As of August 1, 2009, ING's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Drug Subsidy (RDS) that was being shared with retirees and beneficiaries.

(Dollar amounts in millions, unless otherwise stated)

The 2014 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.0.

Omnibus Plan: Certain employees of the Company participate in the ING U.S., Inc. 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Certain employees of the Company received awards under ING Group share-based compensation plans during 2013; however, such awards were converted into performance share units ("PSUs") or restricted stock units ("RSUs") of the ING US common stock under the Omnibus Plan upon the closing of the Initial Public Offering ("IPO") in May 2013.

The costs allocated to the Company under these holding company arrangements for employee participation were $4.0 and $1.9 for 2013 and 2012, respectively.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded			Underfunded		
	2013	2012	2011	2013	2012	2011
	(In Thousands)					
Pension Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 20,788	$ 18,794	$ 21,758
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	819	867	1,117
Contribution by plan participants	—	—	—	—	—	—
Actuarial loss (gain)	—	—	—	(4,242)	2,503	(2,356)
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(1,538)	(1,376)	(1,362)
Plan amendments	—	—	—	—	—	(363)
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 15,827	$ 20,788	$ 18,794
Postretirement Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ 1,185	$ 1,260	$ 1,783
Service cost	—	—	—	—	—	(24)
Interest cost	—	—	—	44	55	70
Contribution by plan participants	—	—	—	57	66	98
Actuarial loss (gain)	—	—	—	(203)	7	(361)
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	(151)	(203)	(306)
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 932	$ 1,185	$ 1,260
Postemployment & Compensated Absence Benefits						
Benefit obligation at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —
Service cost	—	—	—	—	—	—
Interest cost	—	—	—	—	—	—
Contribution by plan participants	—	—	—	—	—	—
Actuarial loss (gain)	—	—	—	12	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—
Benefits paid	—	—	—	—	—	—
Plan amendments	—	—	—	—	—	—
Business combinations, divestitures, curtailments, settlements and special termination benefits	—	—	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ 12	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits			Postretirement Benefits			Postemployment		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(In Thousands)								
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—	—	—	—
Reporting entity contribution	1,538	1,376	1,362	94	137	208	—	—	—
Plan participants' contributions	—	—	—	57	66	98	—	—	—
Benefits paid	(1,538)	(1,376)	(1,362)	(151)	(203)	(306)	—	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

The funded status of the plans are as follows:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
	(In Thousands)					
Overfunded						
Assets (nonadmitted)						
Prepaid benefit costs	$ —	$ —	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—	—	—
Total assets (nonadmitted)	$ —	$ —	$ —	$ —	$ —	$ —
Underfunded						
Liabilities recognized						
Accrued benefit costs	$ 10,196	$ 9,693	$ 9,269	$ 4,297	$ 4,660	$ 5,136
Liability for pension benefits	5,631	11,095	9,525	(3,365)	(3,475)	(3,876)
Total liabilities recognized	$ 15,827	$ 20,788	$ 18,794	$ 932	$ 1,185	$ 1,260
Unrecognized liabilities	$ —	$ —	$ —	$ —	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Postemployment & Compensated Absence Benefits		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(In Thousands)								
Service cost	$ —	$ —	$ —	$ —	$ —	$ (24)	$ —	$ —	$ —
Interest cost	819	867	1,117	44	55	70	—	—	—
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	577	577	577	—	—	—	—	—	—
Gains and losses	723	435	788	(215)	(295)	(318)	12	—	—
Prior service cost or credit	(78)	(78)	(31)	(98)	(98)	(98)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 2,041	$ 1,801	$ 2,451	$ (269)	$ (338)	$ (370)	$ 12	$ —	$ —

The amounts in unassigned funds (surplus) recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
	(In Thousands)					
Items not yet recognized - prior year	$ 11,095	$ 9,526	$ 13,217	$ (3,476)	$ (3,876)	$ (3,931)
Net transition asset or obligation recognized	(577)	(577)	(577)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	—	—	—
Net prior service cost or credit recognized	78	78	31	98	98	98
Net gain and loss arising during period	(4,242)	2,503	(2,357)	(203)	7	(361)
Net gain and loss recognized	(723)	(435)	(788)	215	295	318
Items not yet recognized - current year	$ 5,631	$ 11,095	$ 9,526	$ (3,366)	$ (3,476)	$ (3,876)

The amounts in unassigned funds (surplus) expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
	(In Thousands)					
Net transition asset or obligation recognized	$ 577	$ 577	$ 577	$ —	$ —	$ —
Net prior service cost or credit	(78)	(78)	(78)	(98)	(98)	(98)
Net recognized gains and losses	45	723	435	(219)	(260)	(292)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
	(In Thousands)					
Net transition asset or obligation	$ 4,036	$ 4,613	$ (5,189)	$ —	$ —	$ —
Net prior service cost or credit	(274)	(352)	(430)	(888)	(987)	(1,085)
Net recognized gains and losses	1,869	6,834	4,766	(2,476)	(2,489)	(2,792)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Weighted average discount rate	4.95%	4.05%	4.75%
Rate of increase in compensation level	4.00%	4.00%	4.00%

Assumptions used in determining expense for the defined benefit plans and other benefit plan as of December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Weighted average discount rate	4.05%	4.75%	5.50%
Rate of increase in compensation level	4.00%	4.00%	4.00%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.8%, decreasing gradually to 7.1% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2013 by $0.0. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2013 by $0.0.

The amount of accumulated benefit obligation for defined benefit pension plans was $15.8 and $20.8 for the years ended December 31, 2013 and 2012, respectively.

The Company has multiple postretirement welfare benefit plans. The medical plans are contributory, with plan premiums and participants' contributions adjusted annually. The life insurance plan for retirees is contributory based on retirement date. ING does not subsidize retiree medical benefit coverage for retirements that occur after October 1, 2009. Coverage for Medicare eligible retirees is provided through a fully insured Medicare Advantage plan. The Company's contribution toward the retiree medical Medicare Advantage plan cost is limited such that it will not increase by more than 4.0% annually.

(Dollar amounts in millions, unless otherwise stated)

The Company does not have any regulatory contribution requirements for 2014, and the Company currently intends to make voluntary contributions to the non-qualified defined benefit pension plan for 2014 of $1.0.

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2014	$ 1,142
2015	1,138
2016	1,198
2017	1,205
2018	1,163
2019 through 2023	6,175

The Company's expected future contributions are equal to its expected future benefit payments. The Company's 2014 future expected contribution is $1.1.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

_____

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of separate accounts business is as follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2013	
Premium, consideration or deposits for the year	$ 93,227
Reserves for separate accounts with assets at:	
Fair value	$ 1,404,286
Amortized cost	—
Total reserves	$ 1,404,286
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with	
current surrender charge of 5% or more	$ 210,309
At market value	9,058
At book value without market value adjustment and with	
current surrender charge less than 5%	1,184,919
Subtotal	1,404,286
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,404,286
December 31, 2012	
Premium, consideration or deposits for the year	$ 97,683
Reserves for separate accounts with assets at:	
Fair value	$ 1,253,812
Amortized cost	—
Total reserves	$ 1,253,812
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with	
current surrender charge of 5% or more	$ 227,106
At market value	8,590
At book value without market value adjustment and with	
current surrender charge less than 5%	1,018,116
Subtotal	1,253,812
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,253,812

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2013 and 2012, the Company

(Dollar amounts in millions, unless otherwise stated)

reported assets and liabilities from Individual Annuity and Individual Life product lines in separate accounts.

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type:

Product or Transaction	Legally Insulated Assets		Not Legally Insulated Assets	
	(In Thousands)			
December 31, 2013				
Individual Life	$	1,433,073	$	—
Individual Annuity		9,335		—
	$	1,442,408	$	—
December 31, 2012				
Individual Life	$	1,286,570	$	—
Individual Annuity		8,867		—
	$	1,295,437	$	—

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $1.2 and $1.6, respectively.

To compensate the general account for the risk taken, the separate account paid the following amount in risk charges:

Year ended	Risk Charges	
	(In Thousands)	
2013	$	19
2012		15
2011		15
2010		6

The Company's general account did not pay any separate account guarantees for the years ended December 31, 2013, 2012 and 2011.

The Company does not engage in securities lending transactions within its separate accounts.

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

		Year ended December 31				
		2013		**2012**		**2011**
		(In Thousands)				
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:						
Transfers to separate accounts	$	93,243	$	97,729	$	107,490
Transfers from separate accounts		(122,545)		(110,495)		(133,739)
Transfers as reported in the Statements of Operations	$	(29,302)	$	(12,766)	$	(26,249)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2013 and 2012 were as follows:

		Guaranteed Minimum Death Benefit
		(In Thousands)
December 31, 2013		
Separate account liability	$	9,335
Gross amount of reserve		269
December 31, 2012		
Separate account liability	$	8,867
Gross amount of reserve		280

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2013 and 2012 was $1.4 billion and $1.3 billion, respectively.

9. **Federal Income Taxes**

The Company files a consolidated federal income tax return with its indirect parent, ING US and other United States affiliates. In 2012 the Company had a written tax sharing agreement, approved by the Company's Board of Directors, which provided that each member of the consolidated return would reimburse ING US for its respective share of the consolidated federal income tax liability and would receive a benefit for its losses at the statutory rate. Effective January 1, 2013, the Company entered into a new tax sharing agreement, approved by the Company's Board of Directors, which provides that for 2013 and subsequent years, the Company will be allocated a tax liability based on its separate return tax liabilities. Any loss

_____

(Dollar amounts in millions, unless otherwise stated)

generated by the Company will only be benefited to the extent the consolidated tax group actually uses the tax benefit of the losses generated.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	ING Pomona Holdings LLC
Directed Services, LLC	ING Realty Group LLC
IB Holdings, LLC	ING U.S., Inc.
IIPS of Florida, LLC	ING USA Annuity and Life Insurance Company
ILICA, Inc.	Langhorne I, LLC
ING Alternative Asset Management, LLC	Lion Connecticut Holdings Inc.
ING America Equities, Inc.	Lion Custom Investments, LLC
ING Capital Corporation, LLC	Lion II Custom Investments, LLC
ING Financial Advisers, LLC	Midwestern United Life Insurance Company
ING Financial Partners, Inc.	Pomona Management LLC
ING Financial Products Company, Inc.	Rancho Mountain Properties, Inc.
ING Funds Services, LLC	ReliaStar Life Insurance Company
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company of New York
ING Insurance Services, Inc.	Roaring River, LLC
ING International Nominee Holdings, Inc.	Roaring River II, LLC
ING Investment Advisers, LLC	Roaring River III, LLC
ING Investment Management Alternative Assets, LLC	Roaring River III Holding, LLC
ING Investment Management Co. LLC	Roaring River IV, LLC
ING Investment Management, LLC	Roaring River IV Holding, LLC
ING Investment Trust Co.	Security Life Assignment Corp.
ING Investments Distributor, LLC	Security Life of Denver Insurance Company
ING Investments, LLC	Security Life of Denver International, Ltd.
ING Life Insurance and Annuity Company	SLDI Georgia Holdings, Inc.
ING National Trust	Systematized Benefits Administrators, Inc.
ING North America Insurance Corporation	Whisperingwind II, LLC
ING Payroll Management, Inc.	Whisperingwind III, LLC

Under the intercompany tax sharing agreement, the Company has a payable of $3.7 at December 31, 2013 and a payable of $92.8 at December 31, 2012 to ING US, an affiliate, for federal income taxes. See Note 16 for additional disclosures related to this tax sharing agreement.

_____

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	2013	**2012**	**2011**
	Year ended December 31		
	(In Thousands)		
Federal tax expense (benefit) on operations	$ 94,775	$ (5,083)	$ 152,408
Federal tax (benefit) expense on capital gains and losses	(26,748)	105,192	(198,785)
Total current tax expense (benefit) incurred	$ 68,027	$ 100,109	$ (46,377)

The December 31, 2013 and 2012 balances and related disclosures are calculated and presented pursuant to SSAP No. 101. The December 31, 2011 balances and related disclosures are calculated and presented pursuant to SSAP No. 10R. The Company has elected to admit deferred tax assets pursuant to paragraph 10.e. of SSAP No. 10R for the year ended December 31, 2011.

The components of the Net Deferred Tax Asset ("DTA") and Net Deferred Liability ("DTL") at December 31, 2013 and 2012 are as follows:

	12/31/13			**12/31/12**			**Change**		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 341,010	$ 196,381	$ 537,391	$ 389,075	$ 269,384	$ 658,459	$ (48,065)	$ (73,003)	$ (121,068)
Statutory valuation allowance adjustments	1,776	—	1,776	1,776	—	1,776	—	—	—
Adjusted gross DTAs	339,234	196,381	535,615	387,299	269,384	656,683	(48,065)	(73,003)	(121,068)
Nonadmitted DTAs	62,723	147,427	210,150	22,173	133,986	156,159	40,550	13,441	53,991
Subtotal net admitted DTAs	276,511	48,954	325,465	365,126	135,398	500,524	(88,615)	(86,444)	(175,059)
Deferred tax liabilities*	162,276	28,321	190,597	270,538	39,568	310,106	(108,262)	(11,247)	(119,509)
Net admitted DTA (DTL)	$ 114,235	$ 20,633	$ 134,868	$ 94,588	$ 95,830	$ 190,418	$ 19,647	$ (75,197)	$ (55,550)

*Certain prior year amounts were reclassified to be comparable with the 2013 classifications, which are consistent with the prescribed statutory forms. Such reclassifications had no effect on the Company's financial position at December 31, 2012, or on the results of operations or the cash flows for the year then ended.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2013

_____

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2013 and 2012 is as follows:

		12/31/2013			12/31/2012			Change		
		Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
		(In Thousands)								
a.	Federal income taxes paid in prior years recoverable through loss carrybacks	$ 1,611	$ —	$ 1,611	$ —	$ —	$ —	$ 1,611	$ —	$ 1,611
b.	Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	112,624	20,633	133,257	94,588	95,830	190,418	18,036	(75,197)	(57,161)
	1. Adjusted gross DTAs expected to be realized following the balance sheet date	114,235	20,633	134,868	94,588	95,830	190,418	19,647	(75,197)	(55,550)
	2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	134,868	XXX	XXX	190,418	XXX	XXX	—
c.	Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	162,276	28,321	190,597	270,538	39,568	310,106	(108,262)	(11,247)	(119,509)
d.	Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 276,511	$ 48,954	$ 325,465	$ 365,126	$ 135,398	$ 500,524	$ (88,615)	$ (86,444)	$ (175,059)

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation is as follows:

	2013	2012
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	926.5%	1,086.6%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 1,011,762	$ 1,337,305

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2013		12/31/2012		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
			(Amounts in Thousands)			
Adjusted gross DTAs	$ 339,234	$ 196,381	$ 387,299	$ 269,384	$ (48,065)	$ (73,003)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	85.58 %	0.00 %	85.31 %	0.00 %	0.27%
Net Admitted Adjusted Gross DTAs	$ 276,511	$ 48,954	$ 365,126	$ 135,398	$ (88,615)	$ (86,444)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	0.00%	42.15 %	0.00 %	70.78 %	0.00 %	(28.63)%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	2013	2012	Change
	(In Thousands)		
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 393	$ 455	$ (62)
Unearned premium reserve	4	4	—
Policyholder reserves	112,921	108,027	4,894
Investments	124,217	159,433	(35,216)
Deferred acquisition costs	74,806	80,476	(5,670)
Policyholder dividends accrual	1,674	1,713	(39)
Compensation and benefits accrual	3,630	11,882	(8,252)
Pension accrual	8,586	5,317	3,269
Receivables - nonadmitted*	3,537	8,861	(5,324)
Tax credit carry-forward	1,776	1,776	—
Prepayment	512	615	(103)
Other (including items <5% of total ordinary tax assets)	8,954	10,516	(1,562)
Subtotal	341,010	389,075	(48,065)
Statutory valuation allowance adjustment	1,776	1,776	—
Nonadmitted	62,723	22,173	40,550
Admitted ordinary deferred tax assets	$ 276,511	$ 365,126	$ (88,615)
Capital:			
Investments	$ 196,381	$ 269,384	$ (73,003)
Subtotal	196,381	269,384	(73,003)
Nonadmitted	147,427	133,986	13,441
Admitted capital deferred tax assets	48,954	135,398	(86,444)
Admitted deferred tax assets	$ 325,465	$ 500,524	$ (175,059)
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 79,500	$ 152,647	$ (73,147)
Deferred and uncollected premiums	4,009	2,887	1,122
Policyholder reserves	39,944	77,589	(37,645)
Interest on surplus notes	38,787	36,929	1,858
Other (including items <5% of total ordinary tax liabilities)	36	486	(450)
Subtotal	$ 162,276	$ 270,538	$ (108,262)
Capital:			
Investments	$ 28,321	$ 39,568	$ (11,247)
Subtotal	28,321	39,568	(11,247)
Total deferred tax liabilities	$ 190,597	$ 310,106	$ (119,509)
Net deferred tax assets/liabilities	$ 134,868	$ 190,418	$ (55,550)

* Includes other nonadmitted assets

(Dollar amounts in millions, unless otherwise stated)

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2013 and December 31, 2012 was $1.8. The valuation allowance adjustment at 2013 and 2012 relates to foreign tax credits. A valuation allowance is provided as it is unlikely that the Company will be able to utilize the foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31					
	2013		2012		2011	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	(Amounts In Thousands)					
Ordinary income (loss)	$ 23,950		$ (128,920)		$ 194,597	
Capital losses	43,955		99,194		(65,741)	
Total pretax income (loss)	67,905		(29,726)		128,856	
Expected tax expense (benefit) at 35% statutory rate	23,767	35.0 %	(10,404)	35.0 %	45,100	35.0 %
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(2,276)	(3.4)%	(3,488)	11.7 %	(1,480)	(1.1)%
b. Interest maintenance reserve	16,208	23.9 %	88,717	(298.4)%	(26,889)	(20.9)%
c. Settlement of IRS audit	—	— %	(63)	0.2 %	(393)	(0.3)%
d. Reinsurance	(3,977)	(5.9)%	(2,455)	8.3 %	55,550	43.1 %
e. Change in valuation allowance	—	— %	—	— %	(125,424)	(97.3)%
f. Prior year tax*	510	0.8 %	2,895	(9.7)%	—	— %
g. Other	355	0.5 %	87	(0.3)%	(160)	(0.1)%
Total income tax reported	$ 34,587	50.9 %	$ 75,289	(253.3)%	$ (53,696)	(41.7)%
Current income taxes incurred	$ 68,027	100.2 %	$ 100,109	(336.8)%	$ (46,377)	(36.0)%
Change in deferred income tax**	(33,440)	(49.2)%	(24,820)	83.5 %	(7,319)	(5.7)%
Total income tax reported	$ 34,587	50.9 %	$ 75,289	(253.3)%	$ (53,696)	(41.7)%

* As part of the Company's process to adjust the tax provision to the actual tax return as filed, we decreased our estimate of certain deferred tax assets by $510 and $2,895 in 2013 and 2012, respectively.

** excluding tax on unrealized gains (losses) and other surplus items.

As of December 31, 2013, there is no operating loss or tax credit carry forward. The Company has a foreign tax credit carry forward of $1.8 offset by a full tax valuation allowance.

_____

(Dollar amounts in millions, unless otherwise stated)

There is $1.6 of federal income tax incurred that will be available for recoupment in the event of future net losses from 2013, 2012 and 2011.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2013.

The Company has no unrecorded tax liability as of December 31, 2013.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2013 and 2012 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2013			
Fixed credit at time of purchase	GA	$ 1,170	$ 670
Fixed credit at time of purchase	AL	414	570
Total State Tax Credits		$ 1,584	$ 1,240
December 31, 2012			
Estimated credit based on investment in low income housing investment	GA	$ 1,170	$ 854
Estimated credit based on investment in fixed credit	AL	414	606
Total State Tax Credits		$ 1,584	$ 1,460

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2013 or 2012.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes, projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits.

The Company did not recognize an impairment loss on state transferable and non-transferable tax credits for the year ended December 31, 2013.

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the change in the tax contingencies tax benefits is as follows:

	2013	2012	2011
		(In Thousands)	
Balance at beginning of year	$ 3,600	$ 3,600	$ 26,600
Additions for tax positions related to prior year	—	—	10,700
Reduction for tax positions related to prior year	—	—	(10,700)
Reduction for tax positions settled with taxing authorities	—	—	(23,000)
Balance at end of year	$ 3,600	$ 3,600	$ 3,600

The Company had $3.6, $3.6 and $3.6 of tax contingencies as of December 31, 2013, 2012 and 2011, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the Balance Sheets and Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013, 2012 and 2011.

During the first quarter 2013, the IRS completed its examination of the Company's returns through tax year 2011. The 2011 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. The timing of the payment of tax contingencies of $3.6 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

10. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2013, Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has three wholly owned non-insurance subsidiaries, ING America Equities, Inc. ("IAE"), Roaring River III Holding, LLC ("RR3HC") and Roaring River IV Holding, LLC ("RR4HC"). RR3HC has one wholly owned insurance subsidiary, Roaring River III, LLC ("RRIII"). RR4HC has one wholly owned insurance subsidiary, Roaring River IV, LLC ("RRIV").

(Dollar amounts in millions, unless otherwise stated)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2013		**2012**	
	(In Thousands)			
Common stock (cost - $41,246 in 2013 and 2012)	$	123,633	$	121,949
Limited liability companies (cost - $334,680 in 2013 and $334,430 in 2012)		138,912		149,195
Total investment in subsidiaries	$	262,545	$	271,144

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2013		**2012**		**2011**	
	(In Thousands)					
Revenues	$	56,413	$	67,680	$	48,888
(Loss) income before net realized gains on investments		(3,767)		(925)		(20,985)
Net (loss) income		(3,650)		(52)		(16,013)
Admitted assets		906,926		908,732		692,583
Liabilities		452,908		455,951		411,766

Asset and liability amounts for WWIII and RR4HC are included in the above table, however the Company's carrying amount for WWIII and RR4HC is zero as of December 31, 2013, 2012 and 2011.

On August 6, 2013, the Company created RR4HC, a wholly owned non-insurance company subsidiary. On the same date, RRIV, a wholly owned subsidiary of RR4HC, was created pursuant to the laws of the State of Missouri. On December 31, 2013, RRIV received its licensure as a special purpose financial captive reinsurance company ("Captive"), from the Missouri Department of Insurance. The Company made capital contributions of $0.3 to RR4HC during 2013. RR4HC made capital contributions of $0.3 to RRIV during 2013. At December 31, 2013 the Company's adjusted carrying value of RR4HC is zero.

On February 22, 2012, the Company created RR3HC, a wholly owned non-insurance company subsidiary. On the same date, RRIII, a wholly owned subsidiary of RR3HC, was created pursuant to the laws of the State of Missouri. On August 24, 2012, RRIII received its licensure as a Captive, from the Missouri Department of Insurance and commenced operations on July 1, 2012. The Company made capital contributions of $32.1 to RR3HC during 2013. RR3HC made capital contributions of $32.1 to RRIII during 2013. During 2013, RRIII returned capital of $32.1 to RR3HC. The Company subsequently received a return of capital from RR3HC of $32.1. During 2013, the Company ceded premium to RRIII of $143.4. The amount of insurance in force ceded to RRIII was $104.0 billion at December 31, 2013. At December 31, 2013, the Company had ceded reserves to RRIII of $1.3 billion.

_____

(Dollar amounts in millions, unless otherwise stated)

On October 27, 2006, the Company created WWIII, a Captive, under the laws of the State of South Carolina. On June 25, 2007, WWIII received its licensure as a Captive from the Director of the South Carolina Department of Insurance. The Company has not contributed capital to WWIII during the years ended December 31, 2013, 2012 and 2011. During 2013, 2012, and 2011 the Company ceded premium to WWIII of $25.3, $25.1and $21.8, respectively. The amount of insurance in force ceded to WWIII was $1.7 billion, $1.4 billion, and $1.9 billion at December 31, 2013, 2012, and 2011, respectively. At December 31, 2013, 2012, and 2011 the Company had ceded reserves to WWIII of $557.8, $518.1, and $489.8, respectively.

These captives were created to provide reinsurance to the Company in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or Actuarial Guideline 38 – The Application of the Valuation of Life Insurance Policies Model Regulation ("AG 38").

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2013	**2012**	**2011**
	(In Thousands)		
Premiums	$ 2,029,445	$ 2,899,058	$ 2,537,376
Benefits paid or provided	2,023,616	1,962,186	1,869,613
Policy and contract liabilities at year end	11,400,632	10,866,912	8,865,753

The Company does not have any reinsurance agreement in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $2.3 billion, $5.8 billion and $4.0 billion for 2013, 2012 and 2011, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company estimates that an aggregate reduction in surplus of $7.9 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2013.

The amount of reinsurance credits taken by the Company for new agreements executed or existing agreements amended during 2013 which include policies or contracts which were in force or which had existing reserves established by the Company as of the effective date of the agreement is $1.4 billion.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

The Company has two surplus notes held by SLDI Georgia Holdings, Inc., an affiliate of the Company, for $65.0 and $100.0 with maturity dates of December 29, 2019 and 2021, respectively. These notes were issued to Lion Connecticut Holdings, Inc. on December 14, 2001, and the beneficial ownership was transferred to SLDI Georgia Holdings, Inc. on November 24, 2009. These notes represent the cumulative cash draws on two $100.0 commitments, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2013, 2012 or 2011.

_____

(Dollar amounts in millions, unless otherwise stated)

On March 28, 2013, the Company received the approval of the Colorado Division of Insurance to make an extraordinary distribution of $447.0 to its parent, ING US, which was paid on May 8, 2013.

The Company paid a return of capital distribution to its parent, ING US, in the amount of $80.0 on June 26, 2012. The Company also paid a return of capital distribution to ING US in the amount of $200.0 on February 18, 2011. Both transactions were done with the permission of the Colorado Division of Insurance.

On March 31, 2011, the Company received a capital contribution in the amount of $30.0 from ING US.

The Company did not pay dividends to ING US during 2013, 2012 or 2011.

On July 27, 2012 and September 6, 2012, the Company made capital contributions of $0.3 and $304.3, respectively, to RR3HC. Subsequently, RR3HC capitalized RRIII.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

(Dollar amounts in millions, unless otherwise stated)

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1.34% and 8.61% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

(Dollar amounts in millions, unless otherwise stated)

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Indexed Swap Rates ("OIS"). Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

(Dollar amounts in millions, unless otherwise stated)

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2013:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
		(In Thousands)			
Assets:					
Fixed maturities, including securities pledged	$ 10,301,633	$ 9,889,245	$ 763,764	$ 9,406,606	$ 131,263
Preferred stock	6,262	3,655	4,723	1,437	102
Common stock	36,224	36,224	36,224	—	—
Mortgage loans	844,542	812,273	—	—	844,542
Contract loans	1,097,718	1,097,718	1,097,718	—	—
Other invested assets	82,199	66,367	—	81,081	1,118
Cash, cash equivalents and short-term investments	349,720	349,720	349,720	—	—
Derivatives					
Credit contracts	2,607	248	—	2,607	—
Equity contracts	39,688	39,687	—	9,345	30,343
Foreign exchange contracts	252	252	—	252	—
Interest rate contracts	107,443	107,442	—	107,443	—
Separate account assets	1,442,408	1,442,408	1,385,325	57,083	—
Total Assets	$ 14,310,696	$ 13,845,239	$ 3,637,474	$ 9,665,854	$ 1,007,368
Liabilities:					
Supplementary contracts and immediate annuities	$ 42,165	$ 30,984	$ —	$ —	$ 42,165
Deposit type contracts	1,181,493	1,080,598	—	1,180,553	940
Derivatives					
Equity contracts	298	298	—	298	—
Foreign exchange contracts	6,706	252	—	6,706	—
Interest rate contracts	262,593	138,886	—	214,104	48,489
Total Liabilities	$ 1,493,255	$ 1,251,018	$ —	$ 1,401,661	$ 91,594

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2013.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2012:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)				
Assets:					
Fixed maturities, including securities pledged	$ 11,896,234	$ 10,502,258	$ 1,348,011	$ 10,407,900	$ 140,323
Preferred stock	5,689	2,255	5,587	—	102
Common stock	56,638	56,638	56,209	—	429
Mortgage loans	947,806	891,882	—	—	947,806
Contract loans	1,142,956	1,142,956	1,142,956	—	—
Other invested assets	85,842	66,193	—	85,294	548
Cash, cash equivalents and short-term investments	898,508	898,552	894,456	4,052	—
Derivatives					
Credit contracts	232	232	—	232	—
Equity contracts	15,050	15,050	—	3,575	11,475
Interest rate contracts	171,826	171,826	—	171,826	—
Separate account assets	1,295,437	1,295,437	1,242,409	53,028	—
Total Assets	$ 16,516,218	$ 15,043,279	$ 4,689,628	$ 10,725,907	$ 1,100,683
Liabilities:					
Supplementary contracts and immediate annuities	$ 47,715	$ 32,242	$ —	$ —	$ 47,715
Deposit type contracts	1,485,418	1,382,493	—	1,484,307	1,111
Derivatives					
Foreign exchange contracts	32,718	—	—	32,718	—
Interest rate contracts	462,227	246,095	27	422,212	39,988
Total Liabilities	$ 2,028,078	$ 1,660,830	$ 27	$ 1,939,237	$ 88,814

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2012.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
US corporate, state & municipal	$ —	$ 3,991	$ —	$ 3,991
Residential mortgage-backed	—	7	—	7
Other asset-backed	—	—	1,027	1,027
Common stock	36,224	—	—	36,224
Cash, cash equivalents and short-term investments	256,718	—	—	256,718
Derivatives				
Equity contracts	—	9,345	30,343	39,688
Foreign exchange contracts	—	252	—	252
Interest rate contracts	—	107,442	—	107,442
Separate account assets	1,385,325	57,083	—	1,442,408
Total assets	$ 1,678,267	$ 178,120	$ 31,370	$ 1,887,757
Liabilities:				
Deposit type contracts	$ —	$ 107,919	$ —	$ 107,919
Derivatives				
Equity contracts	—	298	—	298
Foreign exchange contracts	—	252	—	252
Interest rate contracts	—	90,397	48,489	138,886
Total liabilities	$ —	$ 198,866	$ 48,489	$ 247,355

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
US corporate, state & municipal	$ —	$ 3,023	$ —	$ 3,023
Residential mortgage-backed	—	2,894	—	2,894
Other asset-backed	—	—	2,259	2,259
Common stock	56,209	—	429	56,638
Cash, cash equivalents and short-term investments	215,260	—	—	215,260
Derivatives				
Credit contracts	—	232	—	232
Equity contracts	—	3,575	11,475	15,050
Interest rate contracts	—	171,826	—	171,826
Separate account assets	1,242,409	53,028	—	1,295,437
Total assets	$ 1,513,878	$ 234,578	$ 14,163	$ 1,762,619
Liabilities:				
Deposit type contracts	$ —	$ 111,879	$ —	$ 111,879
Derivatives				
Interest rate contracts	27	201,644	39,988	241,659
Total liabilities	$ 27	$ 313,523	$ 39,988	$ 353,538

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

(Dollar amounts in millions, unless otherwise stated)

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than the LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain interest rate swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company did not have any security transfers between Level 1 and Level 2 during 2013 or 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

_____

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2013:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Asset-backed	$ 2,259	$ —	$ —	$ (14)	$ 39	$ —	$ —	$ (1,257)	$ —	$ 1,027
Common Stock	429	—	(323)	(65)	(41)	—	—	—	—	—
Derivatives										
Equity contracts	11,475	—	—	12,008	—	(6,859)	—	13,719	—	30,343
Interest rate contracts	(39,988)	—	—	434	(8,935)	—	—	—	—	(48,489)
Total	$ (25,825)	$ —	$ (323)	$ 12,363	$ (8,937)	$ (6,859)	$ —	$ 12,462	$ —	$ (17,119)

Transfers in and out of Level 3 during the year ended December 31, 2013 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2012:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
					(In Thousands)					
Bonds										
Foreign	$ 6	$ —	$ —	$ (2)	$ 2	$ —	$ —	$ (6)	$ —	$ —
Asset-backed	—	2,634	—	(6)	(63)	—	—	(306)	—	2,259
Corporate	—	—	(3,707)	1	(1)	3,707	—	—	—	—
Preferred Stock	102	—	(102)	—	—	—	—	—	—	—
Common Stock	7,814	322	(5,050)	(181)	(189)	16	—	(2,303)	—	429
Derivatives										
Credit contracts	(8,211)	—	—	(9,359)	8,211	—	—	9,359	—	—
Equity contracts	7,594	—	(2,734)	1,203	—	5,412	—	—	—	11,475
Interest rate contracts	(25,788)	—	—	(14,200)	—	—	—	—	—	(39,988)
Total	$ (18,483)	$ 2,956	$ (11,593)	$ (22,544)	$ 7,960	$ 9,135	$ —	$ 6,744	$ —	$ (25,825)

Transfers in and out of Level 3 during the year ended December 31, 2012 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

During the year ended 2012, the Company transferred certain derivative contracts from level 3 to level 2. These contracts include options on S&P which are all valued using observable inputs.

14. Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position. The Company recorded a liability of $0 related to this guarantee as of December 31, 2013. The maximum potential amount of future payments related to this guarantee is $192.8 as of

(Dollar amounts in millions, unless otherwise stated)

December 31, 2013. The Company was not required to make any payments related to this guarantee during the year ended 2013.

The Company, effective January 2002, entered in a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of another ING affiliate, Security Life of Denver International, Limited ("SLDI"), through December 18, 2023. The Company's Board of Directors approved this transaction on April 25, 2002. The two affiliated life insurers were ReliaStar Life Insurance Company ("RLI") and Security Connecticut Life Insurance Company ("SCL"). On October 1, 2003, SCL merged into RLI, with RLI as the surviving corporation. The joint and several guarantees of the two remaining insurers are capped at $250.0. If SLDI were to default on its payment obligation, the Company would be required to make the payments on SLDI's behalf. The State of Colorado and the State of Minnesota did not disapprove the guarantee agreement. As of December 31, 2013, no payments have been required under the guarantee and the potential amount of future payments is remote, therefore, no contingent liability or payment expense has been recorded. The Company has recorded a non-contingent liability for the on-going obligation to provide the guarantee of $0.9. The liability will amortize over the life of the agreement as the guarantee obligation expires.

The following table shows an aggregate compilation of the Company's guarantees as of December 31, 2013 (in thousands):

Maximum Potential of Required Future Payments	$	442,805
Current Liability Recognized:		
Noncontingent liabilities	$	946
Contingent liabilities		—
Ultimate Impact if Action Required Under Guarantee:		
Affiliate reinsurance guarantee agreement - SLDI	$	250,000
Subsidiary policy claim guarantee - Midwestern		192,805
Other		—
Total	$	442,805

Operating Leases: The Company is party to certain cost sharing agreements and service agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2013, 2012 and 2011 under this cost-sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future

(Dollar amounts in millions, unless otherwise stated)

minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

The Company does not have any early terminated lease agreements.

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Considerable regulatory scrutiny currently is being focused on whether and to what extent life insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in market conduct examinations with respect to its claims settlement practices, use of the SSDMF, and compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of these investigations, exams, inquiries, and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the outcome of any such action, or internal or external investigations, examinations, reviews or inquiries, management does not believe that they will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters. On June 6, 2013, the Company executed a Global Resolution Agreement ("GRA") establishing a process to resolve the audit of the Company's compliance with unclaimed property laws being conducted by a majority of the states. The GRA became effective July 26, 2013. The GRA

(Dollar amounts in millions, unless otherwise stated)

establishes procedures for determining whether amounts may be payable under certain life insurance policies, annuity contracts, and retained asset accounts. It also establishes procedures for seeking to locate and pay beneficiaries and owners and for escheating benefits (with interest in certain circumstances) to relevant jurisdictions.

On August 31, 2013, the Company executed a Regulatory Settlement Agreement ("RSA") to settle a multi-state market conduct examination ("Exam") regarding benefit payment practices, procedures and policy administration relating to claims, and use of the SSDMF, including efforts to identify owners and beneficiaries of unclaimed benefits. The RSA establishes procedures for determining whether benefits may be payable under certain life insurance policies, annuity contracts, and retained asset accounts. It also establishes procedures for seeking to locate and pay beneficiaries and owners. The RSA became effective on September 4, 2013. Fifty Departments of Insurance have executed the RSA. Under the RSA, the Company paid $3.4 for the examination, compliance and monitoring costs associated with the Exam.

ING Restructuring Plan: In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING US, which together with its subsidiaries, including the Company, constitutes ING's U.S. based retirement, investment management and insurance operations. On May 2, 2013 the common stock of ING US began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING US completed its initial public offering of common stock, including the issuance and sale by ING US of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of ING US, of 44,201,773 shares of outstanding common stock of ING US (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING US common stock to ING. On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of ING US in a registered public offering ("Secondary Offering"), reducing ING's ownership in ING US to 57%.

On April 11, 2013, ING US announced plans to rebrand as Voya Financial, and in January 2014, ING US announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING US will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING US's remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand will change their names to reflect the Voya brand. ING US anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

(Dollar amounts in millions, unless otherwise stated)

On March 6, 2014, Fitch affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On July 8, 2013, Fitch affirmed the "A-" insurer financial strength rating of the Company. The "A-" rating was previously affirmed by Fitch on January 7, 2013, when Fitch also removed the rating from Ratings Watch Evolving and assigned a stable outlook to the rating. Resolution of the Rating Watch Evolving reflected the progress ING US, the Company's parent holding company, made over the past several years to become an independent public company, separate from its Dutch parent, ING Verzekeringen.

On March 14, 2014, S&P affirmed the "A-" insurer financial strength rating of the Company and revised the rating outlook to Positive from Stable.

On May 14, 2013, S&P affirmed the "A-" insurance financial strength rating of the Company. The "A-" rating was previously affirmed on March 7, 2012, when S&P and also revised the outlook to *Stable* from *Watch Negative.*

On May 14, 2013, Moody's affirmed the A3 insurance financial strength of the Company with a stable outlook.

On June 14, 2013, A.M. Best affirmed the "A" financial strength rating of the Company. The rating was previously affirmed on July 23, 2012, when A.M. Best also removed from under review with negative implications and affirmed the "A" financial strength rating of the Company and assigned a stable outlook to the rating. The ratings recognize ING US's strong market position in the life insurance and retirement markets, profitable operating results and improved levels of risk-adjusted capital. The assigned ratings reflect AM Best's expected completion of ING planned IPO of its U.S. operations.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $167.6 and $0.0 at December 31, 2013 and 2012, respectively. The Company is also committed to provide additional capital contributions to partnerships of $75.3 and $78.0 at December 31, 2013 and 2012, respectively.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include

_____

(Dollar amounts in millions, unless otherwise stated)

significant holdings of US Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

15. Financing Agreements

The Company maintains a reciprocal loan agreement with ING US to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING US can borrow up to 3.0% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. During 2012 and 2013, interest on any borrowing by a subsidiary was charged at the rate of ING US's cost of funds for the interest period plus 0.15%. Effective January 2014, interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.0, $0.4 and $1.0 for the years ended December 31, 2013, 2012 and 2011, respectively.

These borrowings are on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. There was no interest expense incurred on borrowed money for the years ended December 31, 2013, 2012 and 2011, respectively. The Company did not borrow or repay any amounts in 2013, 2012 or 2011.

_____

(Dollar amounts in millions, unless otherwise stated)

The Company is the beneficiary of letters of credit totaling $1.4 billion. The terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

16. Related Party Transactions

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Beginning in 2010, IIM began using competitive market rates to bill the Company for both the asset management and ancillary services it provides. Total fees paid by the Company to IIM under the agreement were approximately $11.9, $14.4, and $14.4 for the years ended December 31, 2013, 2012 and 2011, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America whereby ING North America provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The Company entered into a services agreement with WWIII, RRIII and ING North America whereby the Company and ING North America provide certain administrative, management, professional, advisory, consulting and other services to WWIII and RRIII.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. companies are allocated among companies in accordance with systematic cost allocation methods.

_____

(Dollar amounts in millions, unless otherwise stated)

Expenses allocated to the Company from affiliated entities under these cost sharing arrangements were $72.3, $74.1 and $75.4 for the years ended December 31, 2013, 2012 and 2011, respectively. Expenses allocated by the Company to affiliated entities under these cost sharing arrangements were $16.2, $35.1 and $37.9 for the years ended December 31, 2013, 2012 and 2011, respectively.

Interest Rate Swap: Effective June 29, 2007, the Company entered into an interest rate swap agreement with ING US in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The swap has a notional value of $374.1 and a maturity date of June 30, 2037.

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $100.0 and $100.0 as of December 31, 2013 and 2012, respectively.

Fixed Maturity Asset Transfer: During the second quarter of 2012, the Company sold bonds to two affiliated insurance companies, RLI and ING USA for $830.7 and $262.6, respectively, and generated $218.0 in net realized capital gains before tax. Simultaneously, the Company purchased $509.3 and $259.6 of different bonds from RLI and ING USA, respectively.

While these related party transactions are at arm's length, they are not indicative of what a third party would transact.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. For 2012 and prior years, the federal tax sharing agreement requires ING US, the U.S. holding company, to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn requires its subsidiaries to pay ING US for the taxes payable on their ordinary income and capital gains. Under the agreement, ING US is required to make payments even if losses do not offset other subsidiaries' ordinary income or capital gains. Effective January 1, 2013, the parties have entered into a new federal tax sharing agreement which provides that for 2013 and subsequent years, ING US will pay its subsidiaries for the tax benefits of ordinary

_____

(Dollar amounts in millions, unless otherwise stated)

and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

The Company has also entered into a state tax sharing agreement with ING US and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING US and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

Private Equity Limited Partnerships: On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $212.6 as of March 31, 2012, to a group of private equity funds that are or will be managed by Pomona Capital, an affiliated company.

The transaction resulted in a net reduction in surplus of $24.5 in the second quarter of 2012. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. At closing, consideration received included $12.5 of promissory notes due in two equal installments at December 31, 2013 and 2014.

In connection with the promissory notes, ING US unconditionally guaranteed payment of the notes in the event of any default of payments due. No additional impact to surplus was incurred on the second tranche since the market value of the alternative investments was reduced to agreed-upon sales prices as of June 30, 2012.

_____
(Dollar amounts in millions, unless otherwise stated)

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on retrospective-based estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated and recorded this liability to be $3.8 and $7.1 as of 2013 and 2012, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets of $4.2 and $5.8 as of 2013 and 2012, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets expected to be realized and the additional industry support expected to be paid are unknown at this time.

There were no premium tax offsets or policy surcharges where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R.

The following table shows a reconciliation of assets recognized between the years of 2013 and 2012:

	December 31			
	2013		**2012**	
	(In Thousands)			
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$	5,824	$	5,521
Decreases current year:				
Premium tax offset applied		(261)		(126)
Changes in premium tax offset capacity/other adjustments		(119)		—
Adjustment to estimate		(1,259)		—
Increases current year:				
Premium tax offset applied		—		424
Changes in premium tax offset capacity / other adjustments		—		5
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$	4,185	$	5,824

_____

(Dollar amounts in millions, unless otherwise stated)

18. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31	
	2013	**2012**
	(In Thousands)	
Balance at January 1	$ 220,137	$ 212,935
Less reinsurance recoverables	493	699
Net balance at January 1	219,644	212,236
Incurred related to:		
Current year	98,740	89,978
Prior years	(11,576)	(6,369)
Total incurred	87,164	83,609
Paid related to:		
Current year	32,927	43,326
Prior years	29,210	32,875
Total paid	62,137	76,201
Net balance at December 31	244,671	219,644
Plus reinsurance recoverables	362	493
Balance at December 31	$ 245,033	$ 220,137

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheets.

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

As a result of a funds withheld reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

_____
(Dollar amounts in millions, unless otherwise stated)

19. Subsequent Events

On January 9, 2014, upon review by and no objection from the Colorado Division of Insurance, the Company entered into a reinsurance agreement with ReliaStar Life Insurance Company ("RLI"), an affiliate. Under the terms of the agreement, RLI, novated an existing life coinsurance/modified coinsurance ("co/modco") reinsurance agreement with the Company's wholly owned subsidiary, WWIII, to the Company. Concurrent with the assumption of this block of business, the reinsurance agreement was amended and restated to be 100% coinsurance. Simultaneously with this transaction, the Company ceded the block of business, along with additional life business issued by the Company, to RRIV, an affiliate. The Company's net surplus increase as a result of this transaction was approximately $6.5.

On the same date the Company novated an existing co/modco life reinsurance agreement with WWIII, to RRIV. Concurrent with the ceding of this block of business, the reinsurance agreement was amended and restated to be 100% coinsurance. Following the culmination of these reinsurance transactions, the Company's wholly owned subsidiary, WWIII, will be dissolved at a later date. The transactions were effective January 1, 2014. The Company's net surplus increase as a result of this transaction was approximately $35.7.

The Company is not aware of any other events occurring subsequent to December 31, 2013 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2013 through April 4, 2014, the date the statutory financial statements were available to be issued.

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)
       (2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)
       (3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)
       (4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)
       (5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)
       (6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)
       (7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)
       (8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 1, 1997; File No. 33-88148.)
       (9)   Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)
       (10)   Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)
       (11)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(12)   Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(13)   Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(14)   Intercompany Agreement, effective as of January 1, 2010, between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(15)   Amendment No. 1 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(16)   Intercompany Agreement, effective as of January 1, 2010, between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(17)   Amendment No. 1 to the Intercompany Agreement between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(d)   (1)   Variable Universal Life Insurance Policy (Form No. 2518(VUL)-06/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on June 11, 2008; File No. 333-149870.)

(2)   Accelerated Death Benefit Rider (Form No. R2030-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(3)   Additional Insured Rider (Form No. R1343-4/06). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 6, 2010; File No. 333-168047.)

(4)   Adjustable Term Insurance Rider (Form No. R2031-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(5)   Guaranteed Death Benefit Rider. (Form No. R2025-4/04). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security life of Denver insurance Company and its Security life Separate Account L1, filed on September 10, 2004; File No. 333-117329.

(6)   Guaranteed Minimum Accumulation Benefit Rider (Form No. R2032-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(7)   Overloan Lapse Protection Rider (Form No. R2028-05/07). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on September 7, 2007; File No. 333-143973.)

(8)   Waiver of Cost of Insurance Rider (Form No. R-2021-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(9)   Waiver of Specified Premium Total Disability Rider (Form No. R-2020-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(e)   (1)   Individual Life Insurance Application (Form No. ICC09 153756). (Incorporated herein by reference to the Form N-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on July 9, 2010; File No. 333-168047.)

    (2)   Fund Allocation of Premium Payments Form (Form No. 139191 03/21/2014 (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(f)   (1)   Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

    (2)   Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

    (3)   Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

    (4)   Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

    (5)   Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g)   Not Applicable.

(h)   (1)   (a)   Participation Agreement by and among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company, on Behalf of Itself and its Separate Accounts and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

        (b)   Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

        (c)   Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

        (d)   Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(f) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h) Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i) Amendment No. 1 to Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2) (a) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) (a) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(b) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(c) Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(d) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File Number 333-47527.)

(4) (a) Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(b) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(c) Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(d) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(e) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(5) (a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(j) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(k) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(n) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(p) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(q) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(r) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(s) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(t) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(bb) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(cc) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(dd) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(ee) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, as filed on April 9, 2007; File No. 333-47527.)

(6) (a) Amended and Restated Fund Participation Agreement made and entered into as of July 31, 2013, and effective January 1, 2011, by and between Security Life of Denver Insurance Company, ING America Equities, Inc., ING Investments Distributor, LLC, ING Partners, Inc., ING Separate Portfolios Trust, ING Variable Insurance Trust, ING Variable Products Trust, ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Portfolios, Inc. and ING Investors Trust. (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-6, File Number 333-147534, as filed on April 9, 2014.)

(b) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(7) (a) Participation Agreement among Invesco Variable Investment Funds, Inc., Invesco Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between Invesco Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(8) (a) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(b) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(9) (a) Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment dated February 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(c) Amendment dated May 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(d) Amendment dated May 1, 2002, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Amendment dated May 1, 2003, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(f) Shareholder Information Agreement (Rule 22C-2 Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2007; File No. 333-117329.)

(10) (a) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(c) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(d) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File No. 333-47527.)

(11) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(12) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13) (a) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(c) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(d) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney.

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and President
Maliz E. Beams, One Orange Way, Windsor, CT 06095-4774	Director
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive President and Chief Risk Officer
Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169	Director and Executive Vice President, Finance
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Michael J. Gioffre, One Orange Way, Windsor, CT 06095-4774	Senior Vice President, Compliance
Megan Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Secretary
Christine Hurtsellers, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
Gilbert E. Mathis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
David P. Wilkin, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
Diane M. McCarthy, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Kimberly M. Curley, 8055 East Tufts Avenue, Ste. 650, Denver, CO 80237	Vice President and Illustration Actuary
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President and Chief Compliance Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance

Name and Principal Business Address	Positions and Offices with Depositor
Laurie Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Amy Jo Wiese, 909 Locust Street Des Moines, Iowa, 50309	Vice President

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 46 to Registration Statement on Form N-4 for Variable Annuity Account B of ING Life Insurance and Annuity Company (File No. 033-75996), as filed with the Securities and Exchange Commission on April 11, 2014.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, Voya Financial, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, employment practices liability and fidelity/crime (a.k.a. "Financial Institutional Bond").

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc*.

Name and Principal Business Address	Positions and Offices with Underwriter
David P. Wilkin, 20 Washington Avenue South, Minneapolis, MN 55401	Director, President and Chief Executive Officer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Director, Vice President and Chief Operating Officer
Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401	Director
Cynthia A. Grimm, 100 Deerfield Lane, Suite 300, Malvern, PA 19355	Chief Financial Officer/Financial and Operations Principal
Regina Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Cynthia S. Craytor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Barry L. Eidex, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Secretary
C. Nikol Gianopoulos, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2013 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.				$11,408,469.00

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 8055 East Tufts Avenue, Suite 650, Denver, CO 80237 and by ING North America Insurance Corporation at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 7 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 17th day of April, 2014.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By: Michael S. Smith*
       Michael S. Smith
       President
       (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Michael S. Smith* Michael S. Smith	Director and President (principal executive officer)	
Mary (Maliz) E. Beams* Mary (Maliz) E. Beams	Director	
Alain M. Karaoglan* Alain M. Karaoglan	Director	
Rodney O. Martin* Rodney O. Martin	Director	April 17, 2014
Chetlur S. Ragavan* Chetlur S. Ragavan	Director	
Ewout L. Steenbergen* Ewout L. Steenbergen	Director	
Diane M. McCarthy* Diane M. McCarthy	Senior Vice President and Chief Financial Officer (principal financial officer)	
Steven T. Pierson* Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
     J. Neil McMurdie
     * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney